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As filed with the Securities and Exchange Commission on May 28, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Vertex Aerospace, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	74-3045184 (I.R.S. employer identification number)

555 Industrial Drive South, Madison, Mississippi 39110 (601) 607-6200
(Address, including, zip code, and telephone number, including area code, of registrant's principal executive offices)

Daniel A. Grafton
President and Chief Executive Officer
Vertex Aerospace, Inc.
555 Industrial Drive South
Madison, Mississippi 39110
(601) 607-6200
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Benjamin M. Polk, Esq. Alan J. Rice, Esq. Winston & Strawn 200 Park Avenue New York, NY 10166 (212) 294-6700	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(a)(b)	Amount of registration fee

Common Stock, $0.01 par value	$150,000,000	$13,800

(a)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)
Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED                            , 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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Vertex Aerospace, Inc.

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $    per share and $    per share. We will apply to list our common stock on The New York Stock Exchange under the symbol "VRT."

        We are selling                            shares of common stock and the selling stockholders are selling              shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        The underwriters have an option to purchase a maximum of                            additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Vertex Aerospace, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about              , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

          Goldman, Sachs & Co.

                    Lehman Brothers

                    CIBC World Markets

                    The date of this prospectus is              , 2002.

This represents an array of platforms that we service
C-9
C-21
P-3
C-12
T-39
TH-57
AH-64
T-6
B-2
KC-135
T-34
T-1A
AT-38
Patriot

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until            , 2002 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should read the entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors."

        This prospectus contains product names, trade names and trademarks of Vertex Aerospace, Inc. and other organizations. For convenience in this prospectus, "we," "us" and "our" refer to Vertex Aerospace, Inc. and its subsidiaries and predecessors, except where the context otherwise requires. We previously operated under the name Raytheon Aerospace.

        All share and per share information contained in this prospectus reflects the reorganization to be effected immediately prior to the consummation of this offering and, with respect to beneficial ownership information, reflects certain assumptions in converting the current limited liability company interests described further in "Transactions with Related Parties—Reorganization of RAAH I, LLC and Raytheon Aerospace LLC."

Vertex Aerospace, Inc.

        We are a leading provider of aerospace and other technical services to the U.S. Department of Defense and other government agencies, including the Air Force, Navy, Army, Marine Corps, Customs Service, Drug Enforcement Administration and NASA. Our services include logistics support, maintenance, repair and overhaul, supply chain management and pilot training. As part of our service offerings, we deploy highly mobile, quick-response field teams worldwide to provide critical mission support. We support military training aircraft (such as the T-6A Texan II and T-34C Turbomentor), tactical aircraft (such as the AH-64 Apache helicopter and B-2 Spirit stealth bomber), cargo and utility aircraft (such as the C-12 Huron and C-9 Skytrain) and other defense-related platforms (such as the Patriot missile system and the M1 Abrams Main Battle Tank). In aggregate, we support over 1,800 active fixed and rotary wing aircraft and other vehicles representing over 75 platforms. We have an extensive global network with over 5,500 employees and operations at 299 sites in 42 states and 31 countries, primarily in customer-owned facilities.

        With over 25 years of experience, strong technical capabilities, a highly trained workforce, diverse service offerings and a global reach, we have built an excellent reputation and long-standing customer relationships. Over the last three years, we have had a 100% success rate in retaining our contracts that have become subject to recompetition. During the same period, we have also won approximately one-third of the contracts for which we competed and were not the incumbent provider (based on estimated dollar value). We generate revenue from a diverse mix of customers, services and platforms under long-term contracts that are typically five to ten years in duration. As of March 29, 2002, we had a total backlog of approximately $3 billion. Since inception, virtually all of our backlog has been converted into revenue at or near expected contract values. In 2001, we generated revenue of $500.4 million and adjusted EBITDA of $42.6 million.

Industry Overview

        According to data derived from the Government Services Marketing Service ("GSMS") report, we estimate that the total value of awarded contracts that are currently outstanding for the outsourced government aerospace and technical services we have historically addressed is approximately $16 billion. Over the past 10 years, we estimate that this market has grown by approximately 6% annually. We believe our industry benefits from the following favorable characteristics that we expect will add to its continued growth:

  •
  Increase in overall defense spending;

  •
  Increase in operations and maintenance spending;

  •
  Increase in government outsourcing;

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  Increase in age of existing fleet; and

  •
  Increase in focus on homeland and national defense.

Our Business Strengths and Competitive Advantages

        We believe the following strengths are critical to our success:

  •
  Market Leader: We are a leading provider of aerospace and other technical services to the Department of Defense and other government agencies. We estimate that we have captured a 28% share of the market we have historically addressed.

  •
  Diversified and Predictable Revenue Base: Our sizeable backlog is spread over a diversified mix of customers, services and platforms under long-term contracts with an average dollar-weighted remaining life of approximately six years. No one customer relationship accounted for more than 10% of our revenue for the 12 months ended March 29, 2002.

  •
  Highly Trained Workforce and Global Reach: A key component of our success is our highly trained workforce. We have an extensive global reach that provides us with the ability to meet our customers' quick-response requirements and ever-changing mobility needs.

  •
  Strong Customer Service: We provide services in support of a broad array of highly complex platforms and systems that are vital to our customers' operations. Our 99% customer satisfaction rating and 91.5% contract award fee receipt rate for the 12 months ended March 29, 2002 demonstrate our strong customer service track record.

  •
  Experienced Management Team and Distinguished Board of Directors: Our senior management team has extensive industry expertise with an average of 29 years working in the defense industry. Our board of directors is comprised of distinguished leaders who have held senior positions in the military, government and related industries, including three recently retired four-star generals and two recently retired four-star admirals.

Our Growth Strategy

        We intend to leverage our leading market position, technical expertise and customer service capabilities to capitalize on favorable industry trends. In particular, we intend to increase our revenue, profitability and shareholder value by implementing the following business strategies:

  •
  Capitalize on Extensive Backlog: We plan to capitalize on all revenue opportunities associated with our approximately $3 billion backlog.

  •
  Expand Addressable Market and Increase Share: As a result of becoming independent from Raytheon Company in June 2001, we estimate that our addressable market has increased by approximately $12 billion to $28 billion. We seek to expand our share of this large and growing market.

  •
  Continue to Reduce Costs: Since becoming an independent company in June 2001, we have reduced our fixed costs by approximately 25% through the elimination of corporate overhead allocations from our former parent. We will continue to implement a number of cost reduction initiatives in order to strengthen our competitive position.

  •
  Selectively Pursue Expansion Through Acquisitions: We believe that our industry provides a number of attractive opportunities for acquisitions. We continually evaluate potential acquisition targets that would enhance both our strategic and competitive positions.

Corporate History, 2001 Transaction and Reorganization

        We originally began as an internal department of Beech Aircraft to provide after-sale maintenance support for Beech products in military service. In 1980, Raytheon Company purchased Beech Aircraft and, in 1995, changed our name to Raytheon Aerospace Company.

        On June 27, 2001, Raytheon Company contributed the business of Raytheon Aerospace Company to us in connection with a leveraged joint venture transaction with an affiliate of Veritas Capital Management, L.L.C. ("Veritas Capital"). The new stand-alone operating company, Raytheon Aerospace LLC, became wholly-owned by RAAH I, LLC, our immediate predecessor entity. The principal stakeholders in RAAH I, LLC following this transaction were RA Aerospace Holding LLC, an affiliate of Veritas Capital, Raytheon Aircraft Holdings Inc., an affiliate of Raytheon Company, members of our management and our subordinated lenders. In this prospectus, we refer to this transaction as the "2001 Transaction."

        In connection with a reorganization to occur immediately prior to this offering, RAAH I, LLC will merge with and into Vertex Aerospace, Inc., a newly incorporated Delaware entity, which will be the surviving entity. Following the reorganization, we will continue to operate our business through our wholly-owned subsidiary, Raytheon Aerospace LLC, which will change its name to Vertex Aerospace LLC. In this prospectus, we refer to this transaction as the "Reorganization."

Our Equity Sponsor

        We are currently indirectly controlled by Veritas Capital. Founded by Robert B. McKeon in 1992, Veritas Capital is a leading investor in middle market defense and aerospace companies. Since its inception, Veritas Capital has invested over 65% of its capital under management in businesses that directly serve the defense and aerospace markets. As part of its focus on this industry, Veritas Capital has established a Defense & Aerospace Advisory Council comprised of former high-ranking military officials from each of the U.S. armed forces, as well as experts drawn from the defense and aerospace industry. Veritas Capital intends to be active in identifying and assessing acquisition opportunities for our company.

        We are incorporated in Delaware, and the address of our principal executive offices is 555 Industrial Drive South, Madison, Mississippi 39110. Our telephone number is (601) 607-6200.

The Offering

Common stock offered	shares by us
shares by the selling stockholders (or shares if the underwriters exercise the over-allotment option in full)
Total offering	shares
Common stock outstanding after this offering
Use of proceeds
We intend to use the net proceeds from the sale of shares issued in connection with this offering to repay a portion of our outstanding indebtedness, redeem all preferred interests of our predecessor and for working capital and other general corporate purposes, including potential acquisitions. We will receive no proceeds from the sale of common stock by the selling stockholders.
Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future.
Proposed NYSE symbol	VRT
Risk factors	You should carefully read and consider the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Summary Consolidated Financial Information

         The following table sets forth certain of our historical consolidated financial information. This summary historical consolidated financial information as of and for the years ended December 31, 1999, December 31, 2000 and December 28, 2001 (except for backlog) is derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of and for the quarters ended March 30, 2001 and March 29, 2002 (except for backlog) is derived from, and should be read in conjunction with, the unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The results for the quarter ended March 29, 2002 are not necessarily indicative of the results that may be expected for the year ended December 27, 2002.

	Year Ended			Quarter Ended
	December 31, 1999	December 31, 2000	December 28, 2001(1)	March 30, 2001	March 29, 2002
				(unaudited)
	($ in thousands)
Statement of operations:
Net sales	$426,336	$489,663	$500,384	$117,337	$130,370
Cost of sales	375,754	434,696	438,712	99,226	114,357

Gross profit	50,582	54,967	61,672	18,111	16,013
Selling, general and administrative expenses	27,482	27,435	23,685	7,396	5,968
Amortization expense	1,455	1,455	6,940	513	1,424
Other(2)	(22)	—	(153)	—	—

Operating income	21,623	26,077	30,894	10,202	8,621
Interest expense	(5,629)	(4,941)	(13,634)	(1,094)	(5,374)
Interest income	1,185	753	1,206	309	—
Other income (expense), net	(51)	14	(1,001)	—	399

Income before provision for income taxes	17,128	21,903	17,465	9,417	3,646
Provision for income taxes	7,418	9,281	6,368	3,767	—

Net income(3)	$9,710	$12,622	$11,097	$5,650	$3,646

Other financial information:
Adjusted gross profit (unaudited)(4)	$50,582	$54,967	$61,672	$15,434	$16,013
Adjusted EBITDA (unaudited)(5)	33,085	35,768	42,600	10,307	10,946
Net cash provided by (used in):
Operating activities	(27,111)	37,630	(38,984)	16,706	5,913
Investing activities	(1,582)	(2,349)	(170,441)	(821)	(7,670)
Financing activities	28,695	(35,251)	209,420	(15,900)	1,753
Depreciation and amortization	2,762	3,091	8,678	814	2,325
Capital expenditures	(191)	(356)	(2,740)	(821)	(1,097)
Funded backlog as of period end (unaudited)(6)	184,973	207,491	238,574	255,554	312,781
Total backlog as of period end (unaudited)(6)	2,653,200	3,247,500	2,880,000	2,826,000	2,937,200
Balance sheet information (as of period end):
Cash	$133	$163	$158	$148	$154
Working capital	104,546	79,645	61,934	69,089	52,375
Total assets	220,822	226,942	302,740	210,706	308,197
Total debt	8,705	6,863	180,696	7,065	189,159
Parent investment account/members' capital	162,474	150,401	55,442	133,074	55,442

(1)
On June 27, 2001, the business of Raytheon Aerospace Company was contributed to RAAH I, LLC in connection with the 2001 Transaction. For comparative purposes, results of operations for the period from January 1, 2001 through June 27, 2001 related to Raytheon Aerospace Company are combined with results of operations for the period from June 28, 2001 through December 28, 2001 related to RAAH I, LLC. The 2001 Transaction created a new basis of accounting, and the two periods being combined are not comparable with respect to amortization expense, interest expense, selling, general and administrative expense, income tax expense and other items. The combined financial results for the year ended December 28, 2001 do not constitute the financial results of a single reporting entity prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). See "Transactions with Related Parties—Contribution and Financing of Raytheon Aerospace" for a complete discussion of the 2001 Transaction.

(2)
Includes loss on disposal of property, plant and equipment.
(3)
Amounts for the year ended December 28, 2001 and the quarter ended March 29, 2002 are before the cumulative preferred yield on members redeemable preferred capital for such periods of $2.7 million and $1.4 million, respectively. No per share data is provided for any of the periods presented because our business was operated as a limited liability company from June 28, 2001 until immediately prior to the consummation of this offering and as a consolidated wholly-owned subsidiary of Raytheon Company prior to such period. As a result, there were no common shares outstanding for any of the periods presented.
(4)
The split-period reporting required by the 2001 Transaction necessitated reporting the results of operations in the first half and second half of 2001 separately. In conducting our normal year-end program reviews, we identified $5.2 million of favorable program adjustments related to fiscal years 2000 and 2001 contracts. As a result, we recognized $2.7 million and $2.5 million of gross profit adjustments for the quarters ended March 30, 2001 and June 27, 2001, respectively. These program adjustments, which would otherwise have been recognized in the second half of 2001 (the period in which the revisions were identified), have instead been recognized in the first half of 2001 (the period in which the operations giving rise to the adjustments relate). Since becoming independent from Raytheon Company at the end of the second quarter of 2001, we have recognized these adjustments quarterly. Excluding these adjustments, gross profit for the quarter ended March 30, 2001 would have been $15.4 million. The calculation of adjusted gross profit is shown below:
	Year Ended			Quarter Ended
	December 31, 1999	December 31, 2000	December 28, 2001	March 30, 2001	March 29, 2002
				(unaudited)
	($ in thousands)
Gross profit	$50,582	$54,967	$61,672	$18,111	$16,013
Program adjustments	—	—	—	(2,677)	—

Adjusted gross profit (unaudited)	$50,582	$54,967	$61,672	$15,434	$16,013

(5)
EBITDA represents operating income plus depreciation and amortization expense (excluding amortization of deferred financing costs which are treated as interest expense). Adjusted EBITDA represents EBITDA adjusted to exclude (i) certain general and administrative expenses of Raytheon Company that were allocated to us during the period in which our business was owned by Raytheon Company, which expenses primarily related to administrative services, general management, tax preparation, legal expenses, information systems and risk management, and (ii) the program adjustments described in footnote (4) above. EBITDA and Adjusted EBITDA are not presentations made in accordance with US GAAP. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with US GAAP or as a measure of profitability or liquidity. EBITDA and Adjusted EBITDA are included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditures and working capital requirements and because certain covenants in our existing senior secured credit facility are based upon similar measures. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions used by other companies. The calculations of EBITDA and Adjusted EBITDA are shown below:
	Year Ended			Quarter Ended
	December 31, 1999	December 31, 2000	December 28, 2001	March 30, 2001	March 29, 2002
				(unaudited)
	($ in thousands)
Operating income	$21,263	$26,077	$30,894	$10,202	$8,621
Depreciation expense	1,307	1,636	1,738	301	901
Amortization expense	1,455	1,455	6,940	513	1,424

EBITDA (unaudited)	24,385	29,168	39,572	11,016	10,946
Allocation of general and administrative expense	8,700	6,600	3,028	1,968	—
Program adjustments	—	—	—	(2,677)	—

Adjusted EBITDA (unaudited)	$33,085	$35,768	$42,600	$10,307	$10,946

(6)
We define total backlog as the estimated value of contract awards and orders received from customers which have not been recognized as sales. Funded backlog refers to contract awards for which a customer has obligated funds.

RISK FACTORS

        An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to purchase any shares of our common stock.

Risks Relating to Our Business

We rely on sales to the U.S. Government.

        We derive substantially all of our revenue from contracts with the U.S. Government and its agencies. Approximately 96% of our sales for the year ended December 28, 2001 were made directly or indirectly to the U.S. Government. In addition, our five largest contracts represented 65% of our revenue for the year ended December 28, 2001. We expect that U.S. Government contracts will be the primary source of our revenue for the foreseeable future. Among the factors that could materially adversely affect our U.S. Government contracting business are:

  •
  budgetary constraints affecting U.S. Government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

  •
  declines in the U.S. defense budget;

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  changes, delays or cancellations of U.S. Government programs or requirements;

  •
  curtailment of the U.S. Government's use of third-party services firms;

  •
  changes in the political climate with regard to the funding or operation of the services we provide;

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  the adoption of new laws or regulations affecting our contract relationships with the U.S. Government;

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  U.S. Government shutdowns or other delays in the government appropriations process;

  •
  delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems or for other reasons; and

  •
  general economic conditions.

        These and other factors could cause U.S. Government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts or to not exercise contract options, any of which could have a material adverse effect on our financial condition and operating results.

Our U.S. Government contracts may be terminated by the U.S. Government at any time prior to their completion and may contain other unfavorable provisions.

        The U.S. Government can typically terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to recompete for future contracts and orders.

        In addition, our U.S. Government contracts typically span one or more base years and multiple option years. U.S. Government agencies generally have the right to not exercise these option periods and may not exercise an option period if the agency is not satisfied with our performance of the contract. If any of our contracts are terminated by the U.S. Government or if annual option periods are not exercised, our backlog would be reduced by the expected value of the remaining terms of such contracts and our financial condition and operating results could be materially adversely affected. In addition, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our services as a subcontractor.

        In addition to unfavorable termination provisions, our U.S. Government contracts contain provisions that allow the U.S. Government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

As a U.S. Government contractor, we are subject to a number of procurement rules and regulations.

        We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

  •
  require certification and disclosure of all cost and pricing data in connection with contract negotiations;

  •
  impose accounting rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts; and

  •
  restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        These laws and regulations affect how we do business with our customers, and in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts.

Our business could be adversely affected by a negative audit by the U.S. Government.

        U.S. Government agencies such as the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Therefore, an audit could result in a substantial adjustment to our financial results or statement of operations. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. If we were suspended or prohibited from contracting with the U.S. Government generally, or any significant U.S. Government agency, if our reputation or relationship with U.S. Government agencies were impaired or if the U.S. Government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our financial condition and operating results could be materially adversely affected.

Our reputation and financial results could be harmed in the event of accidents or incidents.

        We are exposed to liabilities that are unique to the services we provide. Such liabilities may relate to an accident or incident involving aircraft or other platforms we have serviced or used or upon which we have provided flight personnel in the course of our business. Alternatively, such liabilities may relate to an accident or incident involving one of our employees, particularly where employees are deployed on-site at active military installations. Any of these types of accidents or incidents could involve significant potential claims of injured passengers, employees and other third parties, and claims relating to the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. The amount of our insurance coverage may not be adequate to cover those claims or liabilities and we may be forced to bear substantial costs from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our financial condition and operating results. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our reputation among our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future. In addition, the terms of some of our government contracts limit our ability to publicly discuss accidents and accident investigations. This inability to publicly disseminate information regarding accidents may result in a negative public perception of our company and a loss of customers.

        On May 8, 2002, two Navy T-39 aircraft were lost in an accident while on a training mission over the Gulf of Mexico and the seven people on board the aircraft are missing and presumed dead. We are the Navy's contractor for logistics support on the T-39 aircraft and provide both maintenance and pilot services. Two of our employees were piloting the aircraft at the time of the incident. As is standard practice, the Navy has initiated an accident investigation and will prepare a formal report for its Accident Review Board which can be expected within the next six months. While we cannot at this time predict the impact that this incident may have upon us, it is possible that this incident could result in significant costs, including costs related to insurance coverage.

Our contracts could subject us to losses in the event that we have cost overruns.

        We enter into three principal types of contracts with the U.S. Government: fixed-price, time and materials and cost-plus. As of March 29, 2002, approximately 59% of our U.S. Government contracts were fixed-price, 27% were time and materials and 14% were cost-plus. Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur, and consequently, any costs in excess of the fixed price are absorbed by us. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Profitability on these types of contracts is driven by billable headcount and control of costs and overhead. Under cost-plus contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under each type of contract, if we are unable to control costs we incur in performing under the contract, our financial condition and operating results could be materially adversly affected.

        As of March 29, 2002, we had an accrual for anticipated losses on an Air Force C-21 fixed-price contract dating back to 1995 that was assumed by us in connection with a prior acquisition by Raytheon Company. This accrual is an estimate and is based on various assumptions. If these assumptions turn out to be inaccurate, we may incur losses on this program in excess of this accrual. See Note 4 to our consolidated financial statements included elsewhere in this prospectus.

We record sales using the percentage-of-completion method. Errors in our estimates of percentage-of-completion or costs could adversely affect our financial results or require a restatement of our financial statements.

        We record sales and profits on all of our fixed-price contracts using the percentage-of-completion method of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. When appropriate, we make provisions for losses for our fixed-price contracts in our financial statements, as required under US GAAP. We cannot assure you that any contract loss provisions, which are based on estimates, would be adequate to cover all actual future losses or that we would not be required to restate prior period financial statements.

We face potential liabilities and risks that purely private sector companies do not.

        As a U.S. Government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which companies with purely private sector customers are not subject, the results of which could have a material adverse affect on our operations. In addition, since we service a wide range of aerospace and military equipment, some of which is potentially dangerous or sensitive in nature, a breach of security at one of our facilities may compromise the sensitive nature of equipment and the safety of our employees, our customers and the public. Such a breach may also subject us to a loss of customers, negative press and legal liability.

Termination of all or some of our backlog of orders could negatively affect our sales.

        There can be no assurance that any of the contracts comprising our backlog presented in this prospectus will result in actual revenue in any particular period or that the actual revenue from such contracts will equal our backlog estimates. Further, there can be no assurance that any contract included in our estimated backlog that actually generates revenue will be profitable. Our backlog consists of funded backlog, which is based upon amounts actually appropriated by a customer for payment of goods and services, and unfunded backlog, which is based upon management's estimate of the future potential of our existing contracts (including contract options) to generate revenue. These estimates are based on our experience under such contracts and similar contracts and may not be accurate.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

        Many of our contracts involve subcontracts with other companies upon which we rely to perform all or a portion of the services we must provide to our customers. There is a risk that we may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract or our hiring of personnel of a subcontractor. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Such subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders.

If we lose our technical personnel or members of senior management, our business may be adversely affected.

        Our continued success depends in large part on our ability to recruit and retain the technical personnel necessary to serve our clients effectively. Competition for skilled personnel in the aerospace services industry is intense and aerospace service companies often experience high attrition rates among their skilled employees. Excessive attrition among our technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our customers' needs and affect our future growth. In addition, we must comply with provisions in U.S. Government contracts that require employment of persons with specified levels of education, work experience and security clearances. The loss of any significant number of our existing key technical personnel, the inability to attract and retain key technical employees in the future or the inability to maintain employees with the required security clearance could have a material adverse effect on our ability to win new business and satisfy our existing contractual obligations and could have a material adverse affect on our financial condition and operating results.

        In addition, we believe that the success of our business strategy depends on the continued employment of our senior management team, led by Daniel A. Grafton. If Mr. Grafton or other members of our senior management team become unable or unwilling to continue in their present positions, our financial condition and operating results could be materially adversely affected.

We may experience labor disruptions associated with the expiration of our collective bargaining agreements.

        As of May 15, 2002, we had over 5,500 employees, with approximately 1,050 of these employees represented by a union and covered by 12 collective bargaining agreements that expire between July 2002 and May 2005. Although we believe that our relationships with these unions and our employees are satisfactory, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise.

Competition in our industry could limit our ability to attract and retain customers.

        The aerospace services industry is highly competitive. We currently compete with other independent services providers, as well as original equipment manufacturers that provide aftermarket sales and service. In addition, we expect increasing use by the U.S. Government of commercial aerospace equipment and services will encourage new competitors to enter the market. Our ability to compete for contracts largely depends on our ability to offer better performance than our competitors at a lower cost and the ability of our facilities, equipment and personnel to undertake the programs for which we compete. Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have a distinct advantage in obtaining service contracts for aircraft that they have manufactured, as they frequently have better access to replacement and service parts as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts put up for recompetition where we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

We have a limited history operating as an independent company.

        We operated from 1980 to June 2001 as a wholly-owned, indirect subsidiary of Raytheon Company and have less than 12 months history operating as an independent company. The historical financial statements contained in this prospectus for periods prior to the 2001 Transaction include corporate allocations from our former parent that are not necessarily indicative of the levels of expenses that would have resulted had we been operating as a separate, stand-alone company. In addition, as a subsidiary of Raytheon Company, we were able to take advantage of economies of scale and other operating advantages that we may not be able to maintain as a separate entity. Therefore, investors should not rely on our historical income and cash flows for periods prior to the 2001 Transaction as necessarily indicative of the income and cash flows we might have had if we had been operating as an independent company during those periods.

We may lose the competitive advantage we have had servicing aircraft manufactured by Raytheon Company.

        When we were a subsidiary of Raytheon Company, we had a number of competitive advantages, including access to parts and materials and technical information regarding Raytheon aircraft. We were able to capitalize on the benefits of this relationship, as evidenced by our success in bidding for contracts to service Raytheon aircraft, which constitute 892 of the 1,800 aircraft we serviced as of March 29, 2002. Although we have a number of agreements with Raytheon Company pursuant to which Raytheon Company will continue to provide us with transition services, supply of spare and replacement parts and access to technical and engineering data for its aircraft to support our existing service programs, these agreements terminate upon our completion of those programs. As an independent company, we may face difficulties in the future in retaining our contracts to service Raytheon aircraft and we may become more susceptible to the risks associated with competitive bidding for these contracts.

Environmental laws and regulations may subject us to significant costs and liabilities.

        Our operations include (and those of past operators at our sites have included) the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including cleanup costs as a result of violations of or liabilities under environmental laws.

We may have difficulty identifying, completing and successfully integrating acquisitions, which could limit our growth.

        One component of our business strategy is to opportunistically pursue strategic acquisitions. We cannot assure you, however, that we will be able to identify suitable acquisition candidates or be able to acquire businesses on reasonable terms or at all. If we make acquisitions, we cannot be sure that any benefits anticipated from the acquisitions will actually be realized. In addition, we cannot be sure that we will be able to obtain additional financing for acquisitions or that such additional financing would be permitted by the terms of our outstanding indebtedness.

        The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible acquisitions could result in the incurrence of additional debt and related interest expense as well as contingent and other liabilities. See "Business—Potential Acquisitions" for a discussion of our current acquisition activity.

Risks Related to Our Capital Structure

Our substantial debt could adversely affect our financial health.

        We have a significant amount of debt outstanding. As of March 29, 2002, after giving effect to this offering and the application of the estimated net proceeds of this offering as described under "Use of Proceeds," our debt would have been $       million. This level of debt could have the following consequences:

  •
  we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

  •
  a significant portion of our cash flow from operations must be dedicated to the payment of interest and the repayment of indebtedness, thereby reducing the amount of cash we have available for other purposes;

  •
  our ability to adjust to changing economic or market conditions may be hampered, and we may lack the ability to adjust to adverse developments in our industry or the economy;

  •
  our indebtedness may place us at a competitive disadvantage relative to our competitors that have less debt; and

  •
  we may face higher interest expenses if interest rates increase on our floating rate borrowings.

Despite our current debt levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

        We may be able to, or be required to, incur additional indebtedness in the future. The terms of our existing senior secured credit facility limit, but do not prohibit, us or our subsidiaries from doing so. We expect that any replacement senior secured credit facility will contain similar terms. As of March 29, 2002, after giving effect to this offering and the application of the estimated net proceeds as described under "Use of Proceeds," our existing senior secured credit facility would have permitted additional borrowings of up to $       million. If new debt is incurred by us, it will increase our exposure to the risks described under "—Our substantial debt could adversely affect our financial health."

To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors out of our control.

        You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Accordingly, our financial and operational performance depends upon a number of factors, many of which are beyond our control. We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our debt obligations. If we are unable to satisfy our debt obligations, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. However, we cannot assure you that any alternative strategies would be permitted under the terms of our existing or any replacement debt instruments or other contracts, or, if so permitted, would be feasible at the time or prove adequate, or be favorable to us or you.

Our credit facility imposes significant restrictions on our ability to take certain actions, which may have an adverse affect on our financial condition and operating results.

        Our existing senior secured credit facility imposes significant operating and financial restrictions on us and our subsidiaries and requires us to meet certain financial tests. We expect the agreements governing any replacement credit facility to contain similar terms. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

  •
  incurring or guaranteeing additional debt;

  •
  paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

  •
  making investments and capital expenditures;

  •
  creating liens on our assets;

  •
  selling assets;

  •
  engaging in transactions with stockholders and affiliates; and

  •
  engaging in mergers or acquisitions.

        The failure to comply with any of these covenants would cause a default under the agreements governing such credit facilities. We expect that a default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

We cannot predict our future capital needs and we may not be able to secure additional financing when we need it.

        We may need to raise additional funds in the future in order to fund our existing operations, to improve or expand our operations, to respond to competitive pressures or to make acquisitions. Any required additional financing needed beyond what is available under our existing senior secured credit facility or any replacement senior secured credit facility may not be available on terms acceptable to us or our current lenders, or at all. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations.

As a holding company, we will require dividends from our operating subsidiary to meet cash requirements.

        Upon consummation of the Reorganization, we will conduct all of our operations through our wholly-owned subsidiary, Vertex Aerospace LLC. Accordingly, the only source of cash to pay interest on any outstanding indebtedness, if any, or make other distributions on our common stock, if any, will be distributions to us from Vertex Aerospace LLC from the net earnings and cash flow generated by Vertex Aerospace LLC. We cannot be sure that Vertex Aerospace LLC will generate sufficient cash flow to pay or distribute such funds or that applicable contractual restrictions, including negative covenants contained in any debt instruments of Vertex Aerospace LLC, would permit such distributions.

Risks Related to this Offering

Purchasers of our common stock will experience dilution.

        If you purchase our common stock, you will experience immediate dilution in net tangible book value per share of $    using our net tangible book value as of March 29, 2002, and assuming no exercise of the over-allotment option by the underwriters.

Future sales of our common stock in the public market could lower the stock price.

        We and our stockholders may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. Upon completion of the Reorganization and this offering,            shares of our common stock will be owned of record by RA Aerospace Holding, LLC, Raytheon Aircraft Holdings, Inc. and the current holders of our senior subordinated notes (collectively, the "Existing Stockholders"). The Existing Stockholders are parties to a registration rights agreement that provides such holders with the right to require us to effect the registration of their shares of common stock in specific circumstances. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, the Existing Stockholders are entitled to include their shares of common stock in that registration. Prior to the offering, each of the Existing Stockholders (representing the beneficial ownership of 100% of our common stock immediately prior to the offering contemplated by this prospectus but following the Reorganization) will have agreed with the underwriters to a "lock-up" period, meaning that such holders may not, other than with respect to shares that they may sell in this offering, sell any of their existing shares of our common stock or exercise any registration rights without the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Veritas Capital will exert significant influence over us and may have conflicts of interest with our other stockholders.

        RA Aerospace Holding LLC currently beneficially owns approximately 73.5% of the senior common membership interests of RAAH I, LLC, our immediate predecessor, and upon consummation of this offering will own approximately    % of our common stock (    % if the underwriters' over-allotment option is exercised in full). As a result, RA Aerospace Holding LLC will be able to exert significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The Veritas Capital Fund, L.P. controls the voting of the membership interests currently held by RA Aerospace Holding LLC and will control the voting of our shares of common stock held by RA Aerospace Holding LLC. The Veritas Capital Fund, L.P., in turn, is controlled by Veritas Capital, the managing members of which are Messrs. Robert B. McKeon and Thomas J. Campbell. Both Mr. McKeon and Mr. Campbell are members of our board of directors and participate on the board's executive committee. Messrs. McKeon and Campbell will have significant influence on our overall operations and strategy and may not necessarily act in accordance with the best interests of all other stockholders. We cannot assure you that the interests of RA Aerospace Holding LLC, The Veritas Capital Fund, L.P., Veritas Capital or any of their affiliates will coincide with the interests of the other holders of our common stock. To the extent that conflicts of interest may arise, RA Aerospace Holding LLC, The Veritas Capital Fund, L.P., Veritas Capital or any of their affiliates may resolve those conflicts in a manner adverse to us or to you or other holders of our securities.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, including as a result of:

  •
  a decision by the U.S. Government to reduce defense spending or internalize certain operations;

  •
  our quarterly or annual earnings or those of other aerospace service providers;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock;

  •
  changes in general conditions in the U.S. and global economy, financial markets or defense industry;

  •
  a failure or delay of the U.S. Government's adoption of a budget or continuing resolution for each fiscal year beginning on October 1st that results in the suspension of current contracts or delay in the award of new or follow-on contracts due to a lack of funding;

  •
  a change in presidential administrations or senior government officials or in the composition of membership of the U.S. Congress as a whole or in committees thereof;

  •
  other developments affecting us or our competitors; and

  •
  the other factors described in these "Risk Factors."

        In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

        The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Our board of directors also has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. In addition, we have adopted a rights plan that grants existing stockholders the right to purchase additional shares of us at preferential prices in the event of a hostile attempt to acquire control of us. Our certificate of incorporation and bylaws provide for a classified board of directors serving staggered three-year terms and restrictions on who may call a special meeting of stockholders. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, our rights plan and certain provisions of our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

FORWARD-LOOKING STATEMENTS

        This prospectus contains some forward-looking statements including, in particular, statements about our plans, strategies and prospects. We have used the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual results could differ materially from those projected in the forward-looking statements.

        Our forward-looking statements are subject to risks and uncertainties, including:

  •
  our dependence on the defense industry and the business risks peculiar to that industry, including changing priorities or reductions in U.S. Government defense spending;

  •
  our ability to obtain future government contracts on a timely basis;

  •
  the availability of government funding and customer requirements;

  •
  general economic conditions, the competitive environment of the defense industry, international business and political conditions and timing of awards and contracts; and

  •
  the other factors described under the heading "Risk Factors."

        Our actual results could be different from the results described or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you should not rely on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this prospectus, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $            million, after deducting underwriting discounts and other estimated expenses payable by us, assuming an initial offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus). We will receive no proceeds from the sale of our common stock by the selling stockholders.

        We intend to use the net proceeds of this offering receivable by us as follows:

  •
  approximately $       million will be used to repay all of our 16% senior subordinated notes due June 27, 2008 (including prepayment and redemption premiums of approximately $       million); and

  •
  approximately $       million will be paid to Raytheon Aircraft Holdings, Inc. (an affiliate of Raytheon Company) to redeem all of its preferred interest in RAAH I, LLC, which has a cumulative preferred yield of 10.75%.

        In addition, Veritas Capital will receive a transaction advisory fee of $     million. The balance of the net proceeds will be available for working capital and other general corporate purposes, including potential acquisitions. Simultaneously with the closing of this offering we expect to refinance our existing senior secured credit facility with a new senior secured credit facility. See "Description of Indebtedness" for a discussion of the terms of our existing senior secured credit facility.

DIVIDEND POLICY

        We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our existing senior secured credit facility contains restrictions on our ability to pay dividends on our common stock, and we expect any new senior secured credit facility to contain similar restrictions. Any decision to declare and pay dividends will be made at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors they may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of March 29, 2002:

  •
  on an actual basis; and

  •
  on a pro forma basis, giving effect to:

  •
  the Reorganization;

  •
  the refinancing of our existing senior secured credit facility; and

  •
  the sale of            shares of our common stock in this offering (at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and other estimated offering expenses, and the application of the estimated net proceeds of this offering as described under "Use of Proceeds."

        You should read this table together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and the consolidated financial statements included elsewhere in this prospectus.

	As of March 29, 2002
	Actual	Reorganization Adjustments			Refinancing and Offering Adjustments		Pro Forma As Adjusted
	($ in thousands)
Cash	$154		$1	(a)			$

Long-term debt, including current portion:
Revolving credit facility	10,000
Term loans	97,625
Senior subordinated notes	76,688				$	(e)
Other	4,846

Total long-term debt, including current portion	189,159

Member's redeemable preferred capital	53,467					(f)
Members' common capital	1,975		(1,975	)(b)
Stockholders' equity:
Common stock, $0.01 par value, 200,000,000 shares authorized ( shares issued and outstanding); preferred stock, 20,000,000 shares authorized (no shares outstanding)			—	(a) (c)		(g)
Additional paid-in capital				(a)		(g)
				(c)
Retained earnings (deficit)			1,975	(b)		(h)
			(933	)(d)
Total members' capital and stockholders' equity	55,442

Total capitalization	$244,601	$			$		$

(a)
Reflects our initial cash capitalization prior to this offering.

(b)
Reflects the reclassification of accumulated income (less distributions) in members' capital to retained earnings in connection with our change from a limited liability company to a C-corporation.

(c)
Reflects conversion of members' capital in RAAH I, LLC to shares of our common stock.

(d)
Reflects unamortized tradename/trademark intangible asset balance recorded for the value of the "Raytheon Aerospace" name, which will be eliminated as a result of our name change in connection with the Reorganization.

(e)
Reflects prepayment of our senior subordinated notes with a portion of the net proceeds of this offering.

(f)
Reflects redemption of member's redeemable preferred capital in RAAH I, LLC with a portion of the net proceeds of this offering.

(g)
Reflects the issuance of shares of our common stock in this offering.

(h)
Reflects prepayment penalties payable in connection with the prepayment of our senior subordinated notes with a portion of the net proceeds of this offering, resulting in a loss of approximately $         million ($         million net of taxes).

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the offering. The deficiency in net tangible book value of our common stock as of March 29, 2002 was approximately $    million or $    per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding plus the            shares to be sold in the offering by the selling shareholders. After giving effect to the sale of shares of common stock offered by this prospectus (at an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value would have been approximately $    million, or $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution in net tangible book value of $    per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Net tangible book value per share as of March 29, 2002	$

Increase in net tangible book value per share attributable to new investors

Net tangible book value per share after the offering

Dilution per share to new investors		$

        The following table summarizes as of March 29, 2002, the number of shares of common stock issued by us, the total consideration paid to us and the average price per share paid by existing stockholders and the average price per share paid by new investors, assuming an initial offering price of $    per share (the midpoint of the range set forth on the cover page of this prospectus):

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders(1)		%	$	%	$
New Investors					$

Total		100%		$100%

(1)
Excludes                        shares of our common stock to be sold by the selling stockholders in the offering for which we will not receive any net proceeds.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following table sets forth selected historical financial information of RAAH I, LLC, our immediate predecessor, and Raytheon Aerospace Company, the predecessor of RAAH I, LLC, for the periods indicated. The selected historical financial information as of and for the year ended December 31, 1997 is derived from the unaudited consolidated financial statements of Raytheon Aerospace Company, which are not included in this prospectus. The selected historical financial information as of and for the year ended December 31, 1998 is derived from the audited consolidated financial statements of Raytheon Aerospace Company, which are not included in this prospectus. The selected historical financial information as of and for the years ended December 31, 1999 and 2000, as of June 27, 2001 and for the period from January 1, 2001 through June 27, 2001 is derived from the audited consolidated financial statements of Raytheon Aerospace Company, which are included elsewhere in this prospectus. The selected historical financial information as of December 28, 2001 and for the period from June 28, 2001 through December 28, 2001 is derived from the audited consolidated financial statements of RAAH I, LLC, which are included elsewhere in this prospectus. The selected historical financial information as of and for the quarter ended March 30, 2001 is derived from the unaudited consolidated financial statements of Raytheon Aerospace Company, which are included elsewhere in this prospectus. The selected historical financial information as of and for the quarter ended March 29, 2002 is derived from the unaudited consolidated financial statements of RAAH I, LLC, which are included elsewhere in this prospectus. In all cases, backlog is not derived from the financial statements of RAAH I, LLC or Raytheon Aerospace Company. In our opinion, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for the unaudited periods. The results for the quarter ended March 29, 2002 are not necessarily indicative of the results that may be expected for the year ended December 27, 2002. You should read the following selected historical financial and other information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus.

        The 2001 Transaction was accounted for using the purchase method of accounting, as described in Note 1 to our consolidated financial statements included elsewhere in this prospectus. Accordingly, the results of operations and financial condition at dates prior to the consummation of the 2001 Transaction are not comparable to the results of operations and financial condition after the consummation of the 2001 Transaction.

	Predecessor						Predecessor
					Period January 1, 2001 to June 27, 2001	Period June 28, 2001 to December 28, 2001
							Quarter Ended
	Year Ended December 31,
							March 30, 2001	March 29, 2002
	1997	1998	1999	2000
	(unaudited)						(unaudited)
	($ in thousands)
Statement of operations information:
Net sales	$415,061	$403,840	$426,336	$489,663	$242,292	$258,092	$117,337	$130,370
Cost of sales	365,299	360,788	375,754	434,696	210,925	227,787	99,226	114,357

Gross profit	49,762	43,052	50,582	54,967	31,367	30,305	18,111	16,013
Selling, general and administrative expenses	19,129	22,957	27,482	27,435	12,542	11,143	7,396	5,968
Amortization expense	1,455	1,455	1,455	1,455	1,121	5,819	513	1,424
Gain (loss) on disposal of property, plant and equipment	(7)	(18)	(22)	—	(154)	1	—	—

Operating income	29,171	18,622	21,623	26,077	17,550	13,344	10,202	8,621
Interest expense	(63)	(3,313)	(5,629)	(4,941)	(2,521)	(11,113)	(1,094)	(5,374)
Gain (loss) on derivative financial instruments	—	—	—	—	—	(1,041)	—	466
Interest income	6,327	4,622	1,185	753	870	336	309	—
Other income (expense), net	271	9	(51)	14	(23)	63		(67)

Income before provision for income taxes	35,706	19,940	17,128	21,903	15,876	1,589	9,417	3,646
Provision for income taxes	14,566	8,500	7,418	9,281	6,368	—	3,767	—

Net income(1)	$21,140	$11,440	$9,710	$12,622	$9,508	1,589	$5,650	3,646

Distributions to redeemable preferred unitholders and accretion to redemption value						(2,742)		(1,371)

Net income (loss) available to common unitholders(1)						$(1,153)		$2,275

Other financial information:
Adjusted gross profit (unaudited)(2)	$49,762	$43,052	$50,582	$54,967	$26,172	$35,500	$15,434	$16,013
Adjusted EBITDA (unaudited)(3)	38,833	29,238	33,085	35,768	17,202	25,398	10,307	10,946
Net cash provided by (used in):
Operating activities	71,452	35,090	(27,111)	37,630	(2,749)	(36,235)	16,706	5,913
Investing activities	(144)	(181)	(1,582)	(2,349)	(1,765)	(168,676)	(821)	(7,670)
Financing activities	(71,399)	(34,778)	28,695	(35,251)	4,351	205,069	(15,900)	1,753
Depreciation and amortization	3,062	2,716	2,762	3,091	1,819	6,859	814	2,325
Capital expenditures	(144)	(84)	(191)	(356)	(1,767)	(973)	(821)	(1,097)
Funded backlog as of period end (unaudited)(4)	163,734	148,796	184,973	207,491	240,304	238,574	255,554	312,781
Total backlog as of period end (unaudited)(4)	1,118,400	1,889,000	2,653,200	3,247,500	2,802,500	2,880,000	2,826,000	2,937,200
Balance sheet information (as of period end):
Cash	$117	$131	$133	$163	$152	$158	$148	$154
Working capital	92,619	64,621	104,546	79,645	89,731	61,934	69,089	52,375
Total assets	191,228	172,876	220,822	226,942	211,140	302,740	210,706	308,197
Total debt	—	—	8,705	6,863	6,248	180,696	7,065	189,159
Parent investment account/members' capital	165,722	133,375	162,474	150,401	148,589	55,442	133,074	55,442

(1)
No per share data is provided for any of the periods presented because our business was operated as a limited liability company from June 28, 2001 until immediately prior to the consummation of this offering and as a consolidated wholly-owned subsidiary of Raytheon Company prior to such period. As a result, there were no common shares outstanding for any of the periods presented.

(2)
The split-period reporting required by the 2001 Transaction necessitated reporting the results of operations in the first half and second half of 2001 separately. In conducting our normal year-end program reviews, we identified $5.2 million of favorable program adjustments related to fiscal years 2000 and 2001 contracts. As a result, we recognized $2.7 million and $2.5 million of gross profit adjustments for the quarters ended March 30, 2001 and June 27, 2001, respectively. These program adjustments, which would otherwise have been recognized in the second half of 2001 (the period in which the revisions were identified), have instead been recognized in the first half of 2001 (the period in which the operations giving rise to the adjustments relate). Since becoming independent from Raytheon Company at the end of the second quarter of 2001, we have recognized these adjustments quarterly. Excluding these adjustments, gross profit for the quarter ended March 30, 2001 would have been $15.4 million. The calculations of adjusted gross profit are shown below:

	Predecessor						Predecessor
					Period January 1, 2001 to June 27, 2001
							Quarter Ended
	Year Ended December 31,					Period June 28, 2001 to December 28, 2001
							March 30, 2001	March 29, 2002
	1997	1998	1999	2000
							(unaudited)
	($ in thousands)

Gross profit	$49,762	$43,052	$50,582	$54,967	$31,367	$30,305	$18,111	$16,013
Program adjustments	—	—	—	—	(5,195)	5,195	(2,677)	—

Adjusted gross profit (unaudited)	$49,762	$43,052	$50,582	$54,967	$26,172	$35,500	$15,434	$16,013

(3)
EBITDA represents operating income plus depreciation and amortization expense (excluding amortization of deferred financing costs which are treated as interest expense). Adjusted EBITDA represents EBITDA adjusted to exclude (i) certain general and administative expenses of Raytheon Company that were allocated to us during the period in which our business was owned by Raytheon Company, which expenses primarily related to administrative services, general management, tax preparation, legal expenses, information systems and risk management, and (ii) the program adjustment described in footnote (2) above. EBITDA and Adjusted EBITDA are not presentations made in accordance with US GAAP. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with US GAAP or as a measure of profitability or liquidity. EBITDA and Adjusted EBITDA are included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditures and working capital requirements and because certain covenants in our existing senior credit facility are based upon similar measures. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions used by other companies. The calculations of EBITDA and Adjusted EBITDA are shown below:

	Predecessor						Predecessor
					Period January 1, 2001 to June 27, 2001	Period June 28, 2001 to December 28, 2001
							Quarter Ended
	Year Ended December 31,
							March 30, 2001	March 29, 2002
	1997	1998	1999	2000
							(unaudited)
	($ in thousands)

Operating income	$29,171	$18,622	$21,263	$26,077	$17,550	$13,344	$10,202	$8,621
Depreciation expense	1,607	1,261	1,307	1,636	698	1,040	301	901
Amortization expense	1,455	1,455	1,455	1,455	1,121	5,819	513	1,424

EBITDA (unaudited)	32,233	21,338	24,385	29,168	19,369	20,203	11,016	10,946
Allocation of general and administrative expense	6,600	7,900	8,700	6,600	3,028	—	1,968	—

Program adjustments	—	—	—	—	(5,195)	5,195	(2,677)	—

Adjusted EBITDA (unaudited)	$38,833	$29,238	$33,085	$35,768	$17,202	$25,398	$10,307	$10,946

(4)
We define total backlog as the estimated value of contract awards and orders received from customers which have not been recognized as sales. Funded backlog refers to contract awards for which a customer has obligated funds.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under "Risk Factors" and elsewhere in this prospectus.

Overview of Operations

        We are a leading provider of aerospace and other technical services to the Department of Defense and other government agencies, including the Air Force, Navy, Army, Marine Corps, Customs Service, Drug Enforcement Administration and NASA. Our services include logistics support, maintenance, repair and overhaul, supply chain management and pilot training. As part of our service offerings, we deploy highly mobile, quick-response field teams worldwide to provide critical mission support. We support military training aircraft (such as the T-6A Texan II and T-34C Turbomentor), tactical aircraft (such as the AH-64 Apache helicopter and B-2 Spirit stealth bomber), cargo and utility aircraft (such as the C-12 Huron and C-9 Skytrain) and other defense-related platforms (such as the Patriot missile system and the M1 Abrams Main Battle Tank). In aggregate, we support over 1,800 active fixed and rotary wing aircraft and other vehicles representing over 75 platforms. We have an extensive global network with over 5,500 employees and operations at 299 sites in 42 states and 31 countries, primarily in customer-owned facilities. For the year ended December 28, 2001 we generated revenue of $500.4 million and adjusted EBITDA of $42.6 million.

        For the year ended December 28, 2001, we derived approximately 87% of our revenue from contracts with the Department of Defense through its various agencies and 13% of our revenue from contracts with other governmental agencies and commercial contracts. Included in our revenue derived from contracts with the Department of Defense is revenue we derive from subcontracts with other prime contractors with the Department of Defense. These subcontracts amounted to 4% of our revenue for the year ended December 28, 2001. Generally, we treat these subcontracts in this prospectus as contracts with the Department of Defense. For the years ended December 31, 2000 and 1999, the percentage of revenue derived from Department of Defense contracts was 87% and 86%, respectively.

        We currently have a portfolio of more than 63 active contracts (of which 39 relate to our contract field teams master contract with the Air Force). Our contracts fall into three categories: (1) fixed-price, (2) time and materials and (3) cost-plus contracts. In a fixed-price contract, the price is not subject to adjustment based on costs incurred. Fixed-price contracts generally entail a higher degree of financial risk but afford the potential for higher profitability if costs are managed below bid levels. For the year ended December 28, 2001, we derived 59% of our revenue from fixed-price contracts. In a time and materials contract, we operate under fixed per hour labor rates that also cover overhead and profit and receive reimbursement of material costs. These types of contracts generally command more favorable payment terms, relative to the timing of billing and collection than other contract types. Profitability on these types of contracts is driven by billable headcount and control of costs and overhead. For the year ended December 28, 2001, we derived 27% of our revenue from time and materials contracts. In a cost-plus contract, we are reimbursed for allowable incurred costs plus a fee, based on a percentage of such costs. The price on cost-plus contracts is based on allowable cost incurred, but is generally subject to contract funding limitations. In addition, under some of these contracts we may receive additional incentive award fees based upon various objective and subjective criteria such as aircraft mission capability rates and meeting cost targets. For the 12 months ended March 29, 2002, we received 91.5% of the available award fees. These types of contracts command lower fee rates than fixed-price contracts in accordance with their lower assumed risk. For the year ended December 28, 2001, we derived 14% of our revenue from cost-plus contracts.

        In addition, three of our major fixed-price contracts have economic price adjustment clauses, which provide for price decreases or increases if applicable rate indices, including the Consumer Price Index and the Producer Price Index, exceed prescribed amounts. Our fixed-price contracts include cost provisions based on published indices in our long-term program cost proposals to mitigate inflationary risk.

        Contracts with the U.S. Government are generally bid for a multi-year performance period, which includes a base year plus a number of additional option years. Applicable pricing for the entire period (including all option periods) is included in the original bid. Contracts are exercised by the U.S. Government annually effective on October 1st, however, funding may not be authorized by such date. As a U.S. Government contractor we are subject to potential funding delays. We closely monitor the government's appropriation and funding process for potential delays.

        All of our U.S. Government contracts are subject to audit and various cost controls and include standard provisions for termination at the convenience of the U.S. Government. We utilize government-approved accounting, billing, estimating, purchasing and property processes and systems. We believe our processes and systems are fully compliant with Federal Acquisition Regulations and Cost Accounting Standards.

        In order to better meet the needs of our customers, we offer our services under one of three service arrangements: (1) Contract Logistics Support, or CLS, (2) Contract Field Teams, or CFT, and (3) Contractor Operated and Managed Base Supply, or COMBS. Under CLS contracts, we provide logistics support through a comprehensive service arrangement that is tailored to a customer's needs. Under CFT contracts, we deploy highly mobile, quick-response, qualified, on-site technicians to provide one or more of our individual CLS services to address a specific platform need. Under COMBS contracts, we supply parts and provide inventory management services.

        We use the contract method of accounting and therefore record our gross margin as we earn revenue based on our estimate of the margin we will realize over the life of the related contract, including option years, by applicable line item. We currently evaluate our estimates of gross margin for our major programs four times each year and twice per year for all other programs, and we use the cumulative catch-up method to recognize changes in our estimates of sales and gross margins during the period in which those changes are determined.

        Cost of sales is comprised of direct labor, direct material, subcontractor costs, other direct costs and overhead. Generally, other than overhead, all costs of sales are variable costs. Other direct costs include travel, supplies and other miscellaneous costs. Overhead is comprised principally of labor fringe benefits and facility lease costs.

        Selling, general and administrative expenses are primarily for corporate functions such as management, legal, financial accounting, contracts and administration, human resources, management information systems, purchasing, bid and proposal and other miscellaneous expenses for our corporate offices.

Corporate History, 2001 Transaction and Reorganization

        We originally began as an internal department of Beech Aircraft to provide after-sale maintenance support for Beech products in military service. In 1976, Beech Aerospace Services, Inc., or BASI, was established as a wholly-owned subsidiary of Beech Aircraft to operate this business of Beech Aircraft. In 1980, Raytheon Company purchased Beech Aircraft and, in 1995, changed our name to Raytheon Aerospace Company.

        On June 27, 2001, Raytheon Company contributed the business of Raytheon Aerospace Company to us in the 2001 Transaction. The new stand-alone operating company, Raytheon Aerospace LLC, became wholly-owned by RAAH I, LLC, our immediate predecessor entity. The principal stakeholders in RAAH I, LLC following this transaction were RA Aerospace Holding LLC, an affiliate of Veritas Capital, Raytheon Aircraft Holdings Inc., an affiliate of Raytheon Company, members of our management and our subordinated lenders.

        In connection with the Reorganization, holders of membership interests in RAAH I, LLC will merge with and into Vertex Aerospace, Inc., a newly-incorporated Delaware entity, which will be the surviving entity. Following the Reorganization, we will continue to operate our business through our wholly-owned subsidiary, Raytheon Aerospace LLC, which will change its name to Vertex Aerospace LLC.

        For more information concerning the 2001 Transaction, see "Transactions With Related Parties—Contribution and Financing of Raytheon Aerospace," and for more information concerning the Reorganization, see "Transactions with Related Parties—Reorganization of RAAH I, LLC and Raytheon Aerospace LLC."

Critical Accounting Policies

        In addition to our revenue recognition policy, discussed under "Overview of Operations" above, the following significant accounting policies affect the judgments, estimates and assumptions used in the preparation of our consolidated financial statements. In connection with the 2001 Transaction, certain of our accounting policies were modified. These policy changes are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

        Revenue Recognition.    We record revenue on our contracts using the percentage-of-completion method as prescribed by Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. For fixed-price contracts, estimated final contract revenue and costs are reviewed quarterly for our major programs and semi-annually for all other contracts and revisions are made as required. The effects of these revisions are reported in the accounting periods in which the revisions are made. On time and materials contracts, revenue is recognized to the extent of billable rates multiplied by hours delivered plus material and other reimbursable costs incurred. On cost-plus contracts, revenue is recognized to the extent of costs incurred plus a proportionate amount of fee earned. We charge any anticipated losses on a contract to operations as soon as those losses are determined. Some contracts contain incentive award fee provisions, which are recognized in contract estimates when deemed realizable. In the normal course of business, we may be party to claims and disputes resulting from modifications and change orders and other contract matters. Claims for additional contract compensation are recognized in contract estimates when deemed realizable. Some contracts contain provisions requiring us to serve as agent to the customer for purchases of inventory, the cost of which is reimbursed from the customer. During 2001, net sales and cost of sales excluded the impact of such purchases, which amounted to approximately $103 million.

        Contract Segmenting.    Contracts that include several elements or phases, each of which is negotiated separately with the same customer and provides for performance of that element or phase without regard to the performance of the other elements or phases, are segmented. If a contract is segmented, revenue is assigned to different elements or phases to achieve different rates of profitability based on the value of each such element or phase relative to the estimated total contract revenue. In addition, if a program contains a single contract or a group of contracts, with segments that have different rates of profitability, those contracts are also segmented.

        Intangible Assets.    Subsequent to the 2001 Transaction but prior to our adoption of SFAS 142, intangible assets are being amortized using the following methods and estimated useful lives:

    •
    Customer relationships—estimated benefit—17 years;

    •
    Supply agreement—estimated benefit—7 years;
    •
    Technology—estimated benefit—10 years;
    •
    Goodwill—straight-line—10 years;
    •
    Software licenses—straight-line—4 years; and
    •
    Deferred Financing Fees—straight-line which approximates the effective interest rate method over the life of the related debt.

        Long-Lived Assets.    We review for impairment our long-lived assets and certain identifiable intangibles held and used in operations whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the sum of estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

        Property, Plant and Equipment.    Property, plant and equipment are stated at cost. Major improvements are capitalized and included in property, plant and equipment while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Provisions for depreciation are computed using the double-declining balance and straight-line methods. Depreciation provisions are based on estimated useful lives as follows: (1) for machinery and equipment, three to 10 years; (2) for information processing equipment, five to eight years; (3) for transportation equipment, three to 10 years; and (4) for furniture and fixtures, 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

        Inventories.    Inventories consist of parts used in aircraft maintenance and include consumables and new and used repairable parts. Consumable inventory represents items that are expended through utilization in performance under contracts. Inventories of consumables and new parts used in the performance of the contracts are valued at the lower of cost or market value, and cost is determined on the first-in, first-out basis. Used repairable parts, which are parts that are recovered in aircraft maintenance operations and repaired, are included in inventory at the average cost of comparable items. A reserve is established for inventory items that are considered excess or obsolete.

        Repairable inventory represents inventory that contains a repairable "core" that may be refurbished and used to service contracts. A core's future utility gradually diminishes over time and eventually reaches a state in which the core is beyond economic repair. Cores are assets of our company. An additional cost element of the repairable inventory is the cost of refurbishing the core. In performance under our contracts, customers are billed for the repair cost, but not the value of the core, as we permanently retain core values. Core values are realized by us upon ultimate liquidation of the repairable inventory through a sale or transfer to a third party. Management has no near term plans to dispose of repairable inventory through a sale during 2002. Therefore, the core values of repairable inventory are included as non current assets in these consolidated financial statements.

        Income Taxes.    Prior to the Reorganization, our immediate predecessor, RAAH I, LLC, had been a limited liability company, or LLC, which is not subject to U.S. federal income tax. Accordingly, there is no tax provision or benefit and resulting tax liability or asset, respectively, presented for the period following our becoming an independent company in 2001 in the consolidated financial statements included elsewhere in this prospectus. All income has been passed through to each member in accordance with the terms of the governing LLC agreement among our members.

        Immediately prior to this offering, RAAH I, LLC will merge with and into Vertex Aerospace, Inc. which will be the surviving entity and a C-corporation for U.S. federal income tax purposes.

Results of Operations

        The following table summarizes our statement of operations as a percentage of revenue for the years ended December 31, 1999, December 31, 2000 and December 28, 2001, and the quarters ended March 30, 2001 and March 29, 2002:

	($ in thousands)
	Year Ended						Quarter Ended
	December 31, 1999		December 31, 2000		December 28, 2001(1)		March 30, 2001		March 29, 2002
							(unaudited)
Statement of operations and other financial information:
Net sales	$426,336	100.0%	$489,663	100.0%	$500,384	100.0%	$117,337	100.0%	$130,370	100.0%
Cost of sales	375,754	88.1	434,696	88.8	438,712	87.7	99,226	84.6	114,357	87.7

Gross profit	50,582	11.9	54,967	11.2	61,672	12.3	18,111	15.4	16,013	12.3
Selling, general and administrative expenses	27,482	6.5	27,435	5.6	23,685	4.7	7,396	6.3	5,968	4.6
Amortization expense	1,455	0.3	1,455	0.3	6,940	1.4	513	0.4	1,424	1.1
Gain (loss) on disposal of property, plant and equipment	(22)	0.0	—	0.0	(153)	0.0	—	0.0	—	0.0

Operating income	21,623	5.1	26,077	5.3	30,894	6.2	10,202	8.7	8,621	6.6
Interest expense	(5,629)	(1.3)	(4,941)	(1.0)	(13,634)	(2.7)	(1,094)	(0.9)	(5,374)	(4.1)
Interest income	1,185	0.3	753	0.2	1,206	0.2	309	0.3	—	0.0
Other income (expense), net	(51)	0.0	14	0.0	(1,001)	(0.2)	—	0.0	399	0.3

Income before provision for income taxes	17,128	4.0	21,903	4.5	17,465	3.5	9,417	8.0	3,646	2.8
Provision for income taxes	7,418	1.7	9,281	1.9	6,368	1.3	3,767	3.2	—	0.0

Net income	$9,710	2.3%	$12,622	2.6%	$11,097	2.2%	$5,650	4.8%	$3,646	2.8%

(1)
For comparative purposes, the results of operations of Raytheon Aerospace Company for the period from January 1, 2001 through June 27, 2001 are combined with results of operations of RAAH I, LLC for the period from June 28, 2001 through December 28, 2001. The combination of these periods is presented below:

	January 1, 2001 to June 27, 2001	June 28, 2001 to December 28, 2001	Combined 2001
	($ in thousands)
Net sales	$242,292	$258,092	$500,384
Cost of sales	210,925	227,787	438,712

Gross profit	31,367	30,305	61,672
Selling, general and administrative expenses	12,542	11,143	23,685
Amortization expense	1,121	5,819	6,940
Gain (loss) on disposal of property, plant and equipment	(154)	1	(153)

Operating income	17,550	13,344	30,894
Interest expense	(2,521)	(11,113)	(13,634)
Interest income	870	336	1,206
Other income (expense), net	(23)	(978)	(1,001)

Income before provision for income taxes	15,876	1,589	17,465
Provision for income taxes	6,368	—	6,368

Net income	$9,508	$1,589	$11,097

Quarter Ended March 29, 2002 Compared to Quarter Ended March 30, 2001

        The results of operations for the quarter ended March 29, 2002 incorporates the impact of the 2001 Transaction and therefore in certain respects is not directly comparable to the similar period for the prior year. The results of operations for the quarter ended March 30, 2001 represents the historical results of Raytheon Aerospace Company.

        Revenue.    Revenue for the quarter ended March 29, 2002 was $130.4 million, an increase of $13.0 million, or 11.1%, from revenue of $117.3 million for the quarter ended March 30, 2001. Revenue increases were principally due to over and above modifications on several programs, including a $4.4 million increase on the Navy C-12 program and a $3.8 million increase on the C-21 program for an avionics upgrade. In addition, there was a $2.0 million increase on the CFT program. We also generated $2.9 million from increased maintenance services for a regional airline and various other customers.

        Gross Profit.    Our gross profit for the quarter ended March 29, 2002 was $16.0 million, a decrease of $2.1 million, or 11.6%, compared to gross profit of $18.1 million for the quarter ended March 30, 2001. As a percentage of revenue, our gross profit was 12.3% and 15.4% for the quarter ended March 29, 2002 and March 30, 2001, respectively. This decrease in gross profit was primarily due to increased health care costs, revisions to our standard inventory costs and a mix shift to lower margin activity on the C-9 COMBS and CFT programs. The split-period reporting required by the 2001 Transaction necessitated reporting the results of operations in the first half and second half of 2001 separately. In conducting our normal year-end program reviews, we identified $5.2 million of favorable program adjustments related to fiscal years 2000 and 2001 contracts. As a result, we recognized $2.7 million and $2.5 million of gross profit adjustments for the quarters ended March 30, 2001 and June 27, 2001, respectively. These program adjustments, which would otherwise have been recognized in the second half of 2001 (the period in which the revisions were identified), have instead been recognized in the first half of 2001 (the period in which the operations giving rise to the adjustments relate). Since becoming independent from Raytheon Company at the end of the second quarter of 2001, we have recognized these adjustments quarterly. Excluding these adjustments, gross profit for the quarter ended March 30, 2001 would have been $15.4 million.

        Amortization Expense.    Amortization expense for the quarter ended March 29, 2002 was $1.4 million, an increase of $0.9 million, or 177.6%, over amortization expense of $0.5 million for the quarter ended March 30, 2001. Substantially all of the increase relates to higher intangible asset amortization as a result of the allocation to identified intangibles as part of the 2001 Transaction.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the quarter ended March 31, 2002 were $6.0 million, a decrease of $1.4 million, or 19.3%, from $7.4 million in the comparable period in 2001. Such expenses for the quarter ended March 29, 2002 decreased to 4.6% of revenue, compared to 6.3% of revenue for the same period for the prior year. The decrease is attributable to lower expenses as a result of the 2001 Transaction, including the elimination of corporate expense allocations from our former parent.

        Operating Income.    As a result of the foregoing, we had income from operations of $8.6 million for the quarter ended March 31, 2002 compared to $10.2 million for the quarter ended March 29, 2001, a decrease of $1.6 million, or 15.5%.

        Interest Expense.    Interest expense for the quarter ended March 29, 2002 was $5.4 million, an increase of $4.3 million, or 391.2%, from interest expense of $1.1 million in the comparable period in 2001. This increase is attributable to the incurrence of additional indebtedness in connection with the 2001 Transaction.

        Other Income, Net.    Other income for the quarter ended March 29, 2002 was $0.4 million. We recorded no other income in the comparable prior year period. Other income includes the adjustment of our interest rate derivative instruments to fair market value.

        Provision for Income Taxes.    Due to the formation of our company under an LLC structure on June 27, 2001, as a nontaxable entity we had no tax provision for the quarter ended March 29, 2002. Provision for taxes was $3.8 million in the comparable period in 2001, representing an effective tax rate of 40%.

        Net Income.    As a result of the foregoing, we had net income of $3.7 million for the quarter ended March 29, 2002, a decrease of $2.0 million, or 35.5%, from net income of $5.7 million in the comparable period in 2001.

Year Ended December 28, 2001 Compared to Year Ended December 31, 2000

        The results of operations for the year ended December 28, 2001, include the historical combined operations of RAAH I, LLC from June 28, 2001 through December 28, 2001, reflecting the impact of the 2001 Transaction, and the operations of Raytheon Aerospace Company from January 1, 2001 through June 27, 2001.

        Revenue.    Revenue for the year ended December 28, 2001 was $500.4 million, representing an increase of $10.7 million, or 2.2%, compared to revenue of $489.7 million for the year ended December 31, 2000. Our 2000 revenue included a C-12 program cost reimbursable parts sale of $15.5 million. Excluding this nonrecurring event, 2001 revenue increased by $26.2 million, or 5.8%, over normalized 2000 revenue, including $30.7 million in program revenue increases, partially offset by program decreases of $4.5 million. Program increases were driven by $10.4 million in higher revenue on the Undergraduate Military Flight Officer Training System program primarily due to T-39 aircraft phase inspection activity along with increased over and above contract modifications. Additional revenue increases include $6.4 million on our new CLS program at Moody Air Force Base and $6.4 million associated with our support of ongoing T-6A product fielding. These increases were partially offset by a decrease due to completion of over and above modifications on the previous T-1A contract and a decrease in C-9 COMBS material related revenue.

        Gross Profit.    Gross profit for the year ended December 28, 2001 was $61.7 million, an increase of $6.7 million, or 12.2%, compared with gross profit for the year ended December 31, 2000 of $55.0 million. As a percentage of revenue our gross profit was 12.3% and 11.2% in 2001 and 2000, respectively. These results were primarily driven by a $5.6 million improvement on the C-21 program due to increased volume of higher margin over and above avionics upgrades. Additional gross profit improvements include a $2.4 million increase on Navy and Air Force C-12 contract margins due to the conversion to a new fixed-price contract, a $2.0 million increase on the Undergraduate Military Flight Officer Training System program due to increased revenue described above, and a $1.4 million improvement on T-6A contract margins. These increases were partially offset by a $3.1 million decrease in the CFT program gross profits due to higher group insurance costs, and a $1.5 million decrease in C-9 COMBS primarily due to lower margins resulting from less over and above activity compared to the prior period. The increase for the second quarter of 2001 was net of the $2.0 million reserve taken with respect to the DCAA audit of our former parent company.

        Amortization Expense.    Amortization expense for the year ended December 28, 2001 was $6.9 million, an increase of $5.5 million, or 377.0%, over amortization expense of $1.5 million for the year ended December 31, 2000. Substantially all of the increase relates to intangible asset and goodwill amortization derived from the 2001 Transaction.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2001 were $23.7 million, a decline of $3.8 million, or 13.7%, compared to $27.4 million in 2000. Selling, general and administrative expenses for 2001 decreased to 4.7% of revenue, compared with 5.6% of revenue in 2000. The difference is primarily attributable to a $3.5 million reduction in corporate overhead allocations resulting from the 2001 Transaction.

        Operating Income.    As a result of the foregoing, we had income from operations of $30.9 million in 2001 compared to $26.1 million in 2000, an increase of $4.8 million, or 18.5%.

        Interest Expense.    Interest expense in 2001 was $13.6 million, an increase of $8.7 million, or 175.9%, from interest expense of $4.9 million in 2000. This increase is attributable to the incurrence of additional indebtedness in connection with the 2001 Transaction.

        Provision for Income Taxes.    Due to our conversion to an LLC on June 27, 2001 in connection with the 2001 Transaction, as a nontaxable entity we had no tax provision for the last six months of 2001. Provision for income taxes was $6.4 million for the first six months of 2001 and was $9.3 million for the prior year, representing a 40% and 42% effective tax rate, respectively.

        Net Income.    As a result of the foregoing, we had net income of $11.1 million in 2001, a decrease of 12.1% from $12.6 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Revenue.    Revenue for the year ended December 31, 2000 was $489.7 million, an increase of $63.4 million, or 14.9%, compared to revenue of $426.3 million for the year ended December 31, 1999. Our 2000 revenue included a C-12 program cost reimbursable parts sale of $15.5 million. Excluding this nonrecurring event, normalized 2000 revenue had an effective increase of $47.9 million, or 11.2%, over 1999 revenue, including program increases of $68.3 million, partially offset by program decreases of $20.4 million. Program increases were driven by $15.9 million in higher revenue on the CFT program due to an increase of 250 personnel to support the Air Force, Navy, Army and Marine Corps programs. Additional revenue increases include $11.6 million on our Navy C-12 CLS contract, $11.5 million associated with increased flight hours and over and above contract modifications on our T-1A contract, $8.5 million related to a full year of revenue on our new TH-57 Helicopter CLS contract, $4.8 million on our C-21 program, a $3.1 million increase in the Customs Service contract and a $11.3 million increase in other miscellaneous contracts. These increases were partially offset by a $11.6 million reduction in revenue due to the completion of the KC-10 COMBS program, a $7.4 million decrease in Air Force C-12 sales due to unusually high sales in 1999 related to restoring fleet readiness after we assumed the contract in the fall of 1998, and a $0.9 million decrease in other programs.

        Gross Profit.    Gross profit for the year ended December 31, 2000 was $55.0 million, an increase of $4.4 million, or 8.7%, compared to gross profit of $50.6 million for the year ended December 31, 1999. Gross profit as a percentage of revenue decreased to 11.2% in 2000 from 11.9% in 1999. These results were due to an $11.2 million improvement on various U.S. Government programs based on volume growth and cost efficiencies, primarily on the T-1A, CFT and T-34/44 programs. These increases were partially offset by a $3.6 million decrease in gross profit due to higher group insurance costs, a $2.2 million decrease due to completion of the KC-10 COMBS contract, and a $0.9 decrease on the Air Force C-12 program due to reduced volume.

        Amortization Expense.    Amortization expense was $1.5 million for the years ended December 31, 2000 and December 31, 1999. Amortization expense for these periods was related to the 1995 contribution of Serv-Air to us by our former parent.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses in 2000 were $27.4 million, a decrease of $0.1 million, or 0.2%, compared to $27.5 million in 1999. Selling, general and administrative expenses as a percentage of revenue decreased to 5.6% in 2000 from 6.5% in 1999 due to relatively stable fixed-expenses over a larger revenue base.

        Operating Income.    As a result of the foregoing, we had income from operations of $26.1 million in 2000 compared to $21.6 million in 1999, an increase of $4.5 million, or 20.6%.

        Interest Expense.    Interest expense in 2000 was $4.9 million, a decrease of $0.7 million compared with 1999 interest expense of $5.6 million. This decrease is attributable to lower inter-company borrowings.

        Provision for Income Taxes.    Our effective income tax rate remained relatively constant, decreasing from 43.3% in 1999 to 42.4% in 2000.

        Net Income.    As a result of the foregoing, we had net income of $12.6 million in 2000 compared to $9.7 million in 1999, an increase of 30.0%.

Liquidity and Capital Resources

        Our primary source of liquidity is cash provided by operations. Cash provided by operations is derived from net income plus depreciation, amortization and plus or minus changes in working capital from period to period. In addition to fluctuations in business volume, cash flows from operations are also affected by contract terms for billing and collection. For instance, certain cost type contracts contain more onerous documentation requirements as a prerequisite to payment. Our billing arrangements include (a) monthly fixed-price completion billings such as flight hour and base operation support, (b) weekly CFT contract time and material billings, (c) bi-weekly cost reimbursable billings based on costs incurred, plus other items as defined in our contracts and (d) fixed-price billing on per occurrence completion events such as landing gear and engine overhauls. Our current long-term military support programs are primarily fixed-price contracts, which contain more favorable billing arrangements. Our liquidity is also dependent on a number of other factors, including the timing of collection on our contract receivables, processing of bi-weekly payroll and associated taxes, payment to our suppliers and weekly reimbursement of group insurance claims.

        Net cash provided by operations was $5.9 million and $16.7 million in the first quarter of 2002 and 2001, respectively. This decrease was primarily related to an investment in inventory to support our T-6A program and our regional airline customers.

        Net cash used by operations was $39.0 million for the year ended December 28, 2001. Net cash for the year was negative due to the retention of approximately $47.0 million of accounts receivable by our former parent as part of the consideration for the 2001 Transaction. Excluding this retention, net cash provided by operations would have been $8.0 million. During 2001, we made significant investments in working capital. We increased spares inventory levels by $16.1 million, primarily to support fieldings of the T-6A program. Accounts payable decreased by $19.0 million as previously overdue payments by our predecessor entity were made current in advance of the 2001 Transaction.

        Cash provided by operations was $37.6 million for the year ended December 31, 2000, due to improved working capital management and the start of the new C-12 10 year program with more favorable billing terms. Cash used in operations was $27.1 million for the year ended December 31, 1999, based on C-12 spares acquired to support our customer and other unfavorable working capital impacts from a cost reimbursable bridge contract on the C-12 program.

        Capital expenditures were $1.1 million and $0.8 million in the first quarter of 2002 and 2001, respectively. The higher rate of expenditures in 2002 was primarily due to the acquisition of T-6A support equipment. In 2001, we had capital expenditures of $2.7 million, representing a $2.3 million increase, compared to capital expenditures of $0.4 million in 2000. Our 2001 capital expenditures were primarily attributed to the acquisition of ground support equipment to support the T-6A program. Capital expenditures were $0.2 million in 1999. We expect that our capital expenditures will increase over the next three years to support our T-6A program and the planned purchase of a firm-wide enterprise resource planning system.

        Management views EBITDA as an important measure of cash generated by operations. We define EBITDA as income from operations plus depreciation and amortization (excluding amortization of deferred financing costs which are treated as interest expense). Our EBITDA for the first quarter of 2001 and 2002 was $11.0 million and $10.9 million, respectively. Our EBITDA for 1999, 2000 and 2001 was $24.4 million, $29.2 million and $39.6 million, respectively. We have calculated adjusted EBITDA for these periods that excludes (1) corporate allocations from our former parent that are not applicable to our operation as a stand-alone entity and (2) program adjustments relating to our program review of existing contracts in connection with the 2001 Transaction. Adjusted EBITDA totaled $33.1 million in 1999, $35.8 million in 2000 and $42.6 million in 2001 and totaled $10.3 million and $10.9 million for the first quarters of 2001 and 2002, respectively.

        In June 2001, we consummated the 2001 Transaction. The 2001 Transaction was financed with (1) a $42.0 million capital contribution from RA Aerospace Holding LLC, (2) borrowings of $100.0 million under our $125.0 million existing senior secured credit facility and (3) the issuance of $75.0 million in aggregate amount of senior subordinated notes to a syndicate of lenders. In connection with the 2001 Transaction, Raytheon Company retained $47.0 million in accounts receivable, retained a common ownership interest of 26.5% in RAAH I, LLC and was issued a preferred interest in RAAH I, LLC with an initial value of $51.0 million. In addition, in December 2001 and March 2002, we paid a post closing adjustment with respect to the 2001 Transaction to our former parent of $3.7 million and $6.7 million, respectively. For a complete discussion of the 2001 Transaction, see "Transactions with Related Parties—Contribution and Financing of Raytheon Aerospace."

        Our existing senior secured credit facility consists of a $100.0 million term loan facility and $25.0 million revolving line of credit. As of March 29, 2002, we had $97.6 million of borrowings under the term loan facility and $10.0 million of borrowings on our revolving credit line. Borrowings under the existing senior secured credit facility for the quarter ended March 29, 2002 bore interest at rates varying between 5.4% and 7.7% after giving effect to the interest rate swaps described under "—Quantitative and Quantitative Disclosure About Market Risk." The availability of borrowings on the revolving line of credit is reduced for outstanding letters of credit. On March 29, 2002, we had outstanding letters of credit of $2.2 million, which reduced the amount available for borrowings on the revolving line of credit to $12.8 million. We believe the revolving line of credit limit is adequate for our requirements. Since establishing our existing senior secured credit facility, we have been in compliance with its terms.

        Principal payments on term loans under our existing senior secured credit facility for 2001 were $0.6 million. Scheduled principal payments on term loans are $7.1 million in 2002, $10.5 million in 2003 and $11.5 million in 2004.

        We expect to enter into a new senior secured credit facility concurrent with the closing of this offering. We expect the new senior secured credit facility to contain terms and conditions, restrictive covenants and events of default similar to our existing facility and customary for similar facilities. Based on our current level of operations and our anticipated growth, we believe that the cash proceeds from this offering, our cash from operations and other available sources of liquidity, including borrowings under our new senior secured credit facility, will be sufficient to fund our operations for the foreseeable future. If the new senior secured credit facility is not entered into, we will continue to be able to borrow under our existing senior secured credit facility with the appropriate consents and waivers.

        In connection with the May 8, 2002 incident involving two Navy T-39 aircraft discussed elsewhere in this prospectus, we expect to incur up to a $1.0 million cash outlay in the quarter ended June 30, 2002, to satisfy the deductible on our worker's compensation insurance.

        The following is a list of our debt and capital lease obligations as of December 28, 2001:

	Payments Due by Period
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	($ in thousands)
Long-term debt	$175,505	$7,125	$36,500	$55,750	$76,130
Capital leases	$2,393	$775	$899	$183	$536

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risk, primarily from the impact of interest rate changes on our use of variable rate debt. We employ interest rate swaps to manage our exposure to interest rate changes and to satisfy our bank credit agreement requirement that we obtain interest rate protection for 50.0% of our outstanding term loans. Our exposure to market risks from foreign currency and commodity price fluctuations is limited since virtually all of our purchases and sales are denominated in U.S. currency and raw commodities do not comprise a significant percentage of our costs. As a result, we do not hedge our exposure to foreign currency and commodity price risks. We do not hold any derivatives for trading or speculative purposes.

        All of our outstanding bank debt bears interest at variable interest rates tied to either LIBOR or the prime interest rate. The use of variable rate debt to finance our operations and capital improvements exposes us to variability in interest payments due to changes in interest rates. We use interest rate swaps to reduce the interest rate exposure on these variable rate obligations.

        Taking into account the effect of interest rate swaps in fixing interest rates, we had exposure to variable rates on approximately $50 million of debt at March 29, 2002. A hypothetical 1% increase in interest rates on our variable rate debt for a one-year period would decrease net income by approximately $0.5 million.

Backlog

        A significant portion of our sales to the U.S. Government, agencies of the U.S. Government and prime contractors are pursuant to long-term contracts. Accordingly, our backlog consists in large part of orders and options under these contracts. As of March 29, 2002, our total backlog was approximately $3 billion. Since inception, virtually all of our backlog has been converted into revenue at or near expected revenue levels. We define backlog as the estimated value of contract awards received from customers which have not been recognized as sales. As of March 29, 2002, $312.8 million of our backlog was funded. Funded backlog refers to contract awards for which we have received orders and the customer has obligated funds.

        The following table indicates our backlog for the last three years:

Backlog Summary

Year	Funded Backlog	Unfunded Backlog	Total Backlog
	($ in millions)
2001	$238.6	$2,641.4	$2,880.0
2000	207.5	3,040.0	3,247.5
1999	185.0	2,468.2	2,653.2

Recently Issued Accounting Standards

        In June 1999, the Financial Accounting Standards Board, or FASB, issued SFAS No. 137, Accounting for Statement No. 133. This accounting standard deferred the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The result of the adoption of this new standard had no impact on our consolidated financial position at June 27, 2001 during the period prior to the 2001 Transaction. However, the adoption of this standard decreased net income during the period following the 2001 Transaction and decreased members' capital as of December 28, 2001 in the amount of $1.0 million.

        In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that upon adoption of SFAS No. 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supercedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indication that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

        We adopted the provisions of SFAS No. 142 effective December 29, 2001. In connection with the adoption of SFAS No. 142, we did not reclassify any balances between goodwill and other intangible assets. We will no longer record approximately $7.5 million of annual amortization expense relating to our existing goodwill. We did not make any changes to the useful lives currently assigned.

        SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the assets as of the beginning of the fiscal year. We believe that the adoption of this standard did not result in any impairment of our goodwill or other long-lived assets at the date of adoption.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain provision of several other accounting standards. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, including segments of a business accounted for as discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We do not anticipate the adoption of SFAS No. 144 to have a material impact on our consolidated results of operations or financial position.

        In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other items, SFAS No. 145 requires that losses incurred related to the early extinguishment of debt be treated as interest expense as opposed to an extraordinary item as is required under the current literature. SFAS No. 145 is effective for financial statements issued for fiscal years beginning after May 15, 2002 and interim periods within those fiscal years, although earlier adoption is encouraged. We will be impacted by this pronouncement related to the loss that will be recognized in connection with the payment of the senior subordinated notes with proceeds generated from this offering.

BUSINESS

        We are a leading provider of aerospace and other technical services to the U.S. Department of Defense and other government agencies, including the Air Force, Navy, Army, Marine Corps, Customs Service, Drug Enforcement Administration and NASA. Our services include logistics support, maintenance, repair and overhaul, supply chain management and pilot training. As part of our service offerings, we deploy highly mobile, quick-response field teams worldwide to provide critical mission support. We support military training aircraft (such as the T-6A Texan II and T-34C Turbomentor), tactical aircraft (such as the AH-64 Apache helicopter and B-2 Spirit stealth bomber), cargo and utility aircraft (such as the C-12 Huron and C-9 Skytrain) and other defense-related platforms (such as the Patriot missile system and the M1 Abrams Main Battle Tank). In aggregate, we support over 1,800 active fixed and rotary wing aircraft and other vehicles representing over 75 platforms. We have an extensive global network with over 5,500 employees and operations at 299 sites in 42 states and 31 countries, primarily in customer-owned facilities.

        With over 25 years of experience, strong technical capabilities, a highly trained workforce, diverse service offerings and a global reach, we have built an excellent reputation and long-standing customer relationships. Over the last three years, we have had a 100% success rate in retaining our contracts that have become subject to recompetition. During the same period, we have also won approximately one-third of the contracts for which we competed and were not the incumbent provider (based on estimated dollar value). We generate revenue from a diverse mix of customers, services and platforms under long-term contracts that are typically five to ten years in duration. As of March 29, 2002, we had a total backlog of approximately $3 billion. Since inception, virtually all of our backlog has been converted into revenue at or near expected contract values. In 2001, we generated revenue of $500.4 million and adjusted EBITDA of $42.6 million.

Industry Overview

        According to data derived from the GSMS report, we estimate that the total value of awarded contracts that are currently outstanding for the outsourced government aerospace and technical services we have historically addressed is approximately $16 billion, of which we estimate we have captured a 28% share. Over the past 10 years, we estimate that this market has grown by approximately 6% annually. The principal customers in this market are the Department of Defense and other government agencies, including the Air Force, Navy, Army and Marine Corps. We believe our industry benefits from the following favorable characteristics that we expect will add to its continued growth:

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  Increase in Overall Defense Spending: In response to the Bush Administration's stated commitment to strengthen national defense, the U.S. Congress appropriated a total of $345.2 billion in national and homeland defense funding for U.S. Government fiscal 2002. This reflects a 12.4% increase over the fiscal 2001 budget, the first double-digit increase in over a decade. In addition, the U.S. House of Representatives recently authorized the Bush Administration's fiscal 2003 budget request that calls for a further increase of 9.9% over fiscal 2002 levels.

U.S. Department of Defense
Budget Appropriations
($ in billions)

Source: U.S. Department of Defense; not adjusted for inflation.

(1)
Represents budget authorization.

•
Increase in Operations and Maintenance Spending: Department of Defense Operations and Maintenance spending constituted 40.6% of overall defense spending in fiscal 2002. The budget appropriation for Operations and Maintenance spending for fiscal 2002 increased 21.7% over 2001 levels. Furthermore, the budget authorization for fiscal 2003 represents a 7.1% increase over 2002 levels. We believe that this growth will benefit established providers of government services.

U.S. Department of Defense
Operations and Maintenance Appropriations
($ in billions)

Source: U.S. Department of Defense; not adjusted for inflation.

(1)
Represents budget authorization.

  •
  Increase in Government Outsourcing: In recent years, the U.S. Government has increased its focus on the outsourcing of products and services through private contractors in an effort to achieve savings and to compensate for staff reductions. According to the Office of Personnel Management, the non-military U.S. Government workforce decreased by approximately 29% from 1995 to 2000. This necessitated the increased usage of private contractors to support the requirements of the Department of Defense. In addition, increased operational demands, such as the military operations in Afghanistan and Kuwait and the peace-keeping effort in Bosnia, further strain the resources of the U.S. Government and require increased private contractor personnel to be deployed in support of this increase. We believe the U.S. Government will continue to utilize private contractors to fulfill its quick-response and other service requirements, thereby benefiting suppliers of such services.

  •
  Increase in Age of Existing Fleet: Budget restrictions over the past decade limited the U.S. Government's ability to replace or augment substantial portions of its fleet. As a result, the Department of Defense continues to retrofit its fleet of aircraft, vehicles and ground support equipment in order to meet advancing technology requirements and increased operational demands. As equipment ages, it also requires increased levels of repair, overhaul and refurbishment. As a leading provider of these services, we believe we are well-positioned to benefit from these trends.

U.S. Department of Defense
Fleet-wide Aircraft Age Trend

Source: Joint Council on Aging Aircraft.

  •
  Increase in Focus on Homeland and National Defense: In the aftermath of the terrorist attacks of September 11, 2001, the U.S. Government has dedicated significant resources to improving homeland and national defense. This has resulted in an increase in the level of activities at domestic and foreign U.S. military installations and has expanded the need for mobile, highly-specialized technical services teams. We believe homeland and national defense initiatives will create increased demand for our services by expanding the roles and missions of the Department of Defense and other U.S. Government agencies.

Our Business Strengths and Competitive Advantages

        We believe the following strengths are critical to our success:

  •
  Market Leader: We are a leading provider of aerospace and other technical services to the Department of Defense and other government agencies, including the Air Force, Navy, Army,

    Marine Corps, Customs Service, Drug Enforcement Administration and NASA. We estimate that we have captured a 28% share of the market we have historically addressed. With over 25 years of experience, we have a reputation for technical and customer service excellence. We believe these strengths position us to continue to successfully retain existing contracts as well as compete for new contracts. Over the last three years, we have had a 100% success rate in retaining our contracts that have become subject to recompetition. Over the same period, we have also won approximately one- third of the contracts for which we competed and were not the incumbent provider (based on estimated dollar value). Since 1999, we have won total contracts in excess of $2.8 billion, including awards of $1.6 billion from the Navy, $780 million from the Air Force and $479 million from the Customs Service (in each case based on estimated dollar value).

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  Diversified and Predictable Revenue Base: As of March 29, 2002, we had a total backlog of approximately $3 billion. This sizeable backlog is spread over a diversified mix of customers, services and platforms under long-term contracts that are typically five to ten years in duration with an average dollar-weighted remaining life of approximately six years. Since inception, all of our backlog has been converted into revenue at or near expected contract values. No one customer relationship accounted for more than 10% of our revenue for the 12 months ended March 29, 2002.

  •
  Highly Trained Workforce and Global Reach: A key component of our success is our highly trained workforce, which we support with significant investments in technical processes, data, drawings and software. Approximately 42% of our employees hold advanced technical degrees or other technical qualifications. We have an extensive global reach with over 5,500 employees and operations at 299 sites in 42 states and 31 countries, primarily in customer-owned facilities. The breadth of our reach provides us with the ability to meet our customers' quick-response requirements and ever-changing mobility needs.

  •
  Strong Customer Service: We provide services in support of a broad array of highly complex platforms and systems that are vital to our customers' operations. To consistently meet the stringent demands inherent in servicing these platforms and systems, we integrate our technical capabilities into complete solutions that provide the flexibility to support both long-term operations and quick-response, mission critical operations domestically and worldwide. Our 99% customer satisfaction rating and 91.5% contract award fee receipt rate (calculated as a percent of total performance bonus awards available) for the 12 months ended March 29, 2002 demonstrate our strong customer service track record. Furthermore, our success recompeting existing contracts and winning new contracts testifies to our ability to meet our customers' exacting requirements.

  •
  Experienced Management Team and Distinguished Board of Directors: Our senior management team has extensive industry expertise with an average of 29 years working in the defense industry. Daniel A. Grafton, our President and Chief Executive Officer for the last 12 years, has more than 26 years of experience in the defense industry. Our board of directors is comprised of distinguished leaders who have held senior positions in the military, government and related industries, including three recently retired four-star generals and two recently retired four-star admirals.

Our Growth Strategy

        We intend to leverage our leading market position, technical expertise and customer service capabilities to capitalize on favorable industry trends. In particular, we intend to increase our revenue, profitability and shareholder value by implementing the following business strategies:

  •
  Capitalize on Extensive Backlog: We plan to capitalize on all revenue opportunities associated with our approximately $3 billion backlog. We intend to continue our success in retaining our contracts that become subject to recompetition. In addition, we expect to continue to benefit from "over and above" increases in program scope as a result of changing customer requirements beyond those of the original contract. Since 1998, this has resulted in an average annual increase of approximately 6% to 8% of revenue over existing contract levels.

  •
  Expand Addressable Market and Increase Market Share: As a former wholly-owned subsidiary of Raytheon Company, we were precluded from bidding on certain contracts, including those competed for by other Raytheon Company entities. As a result of becoming independent from Raytheon Company in June 2001, we estimate that our addressable market has increased by approximately $12 billion to $28 billion. In addition, we estimate that the market will increase as the U.S. Government continues to outsource support services associated with key programs. We seek to expand our share of this large and growing market.

  •
  Continue to Reduce Costs: Since becoming an independent company in June 2001, we have reduced our fixed costs by approximately 25% through the elimination of corporate overhead allocations from our former parent. We will continue to implement a number of cost reduction initiatives that will enhance profitability, enable us to submit lower priced bids and strengthen our competitive position. Approximately 55% of our backlog relates to fixed-price contracts for which reductions in our cost structure directly improve our operating margins.

  •
  Selectively Pursue Expansion Through Acquisitions: We believe that our industry provides a number of attractive opportunities for acquisitions. We continually evaluate potential acquisition targets that would enhance both our strategic and competitive positions. For more information concerning our current acquisition opportunities, see "—Potential Acquisitions."

Corporate History, 2001 Transaction and Reorganization

        We originally began as an internal department of Beech Aircraft to provide after-sale maintenance support for Beech products in military service. In 1976, Beech Aerospace Services, Inc., or BASI, was established as a wholly-owned subsidiary of Beech Aircraft to operate this business of Beech Aircraft. In 1980, Raytheon Company purchased Beech Aircraft and its subsidiaries, including BASI. In 1995, Beech Aircraft changed its name to Raytheon Aircraft Company and BASI changed its name to Raytheon Aerospace Company.

        On June 27, 2001, Raytheon Company contributed the business of Raytheon Aerospace Company to us in connection with a leveraged joint venture transaction with an affiliate of Veritas Capital. The new stand-alone operating company, Raytheon Aerospace LLC, became wholly-owned by RAAH I, LLC, our immediate predecessor entity. The principal stakeholders in RAAH I, LLC following this transaction were RA Aerospace Holding LLC, an affiliate of Veritas Capital, Raytheon Aircraft Holdings Inc., an affiliate of the Raytheon Company, members of our management and our subordinated lenders. In this prospectus, we refer to this transaction as the "2001 Transaction."

        In connection with a reorganization to occur immediately prior to this offering, RAAH I, LLC will merge with and into Vertex Aerospace, Inc., a newly-incorporated Delaware entity, which will be the surviving entity. Following the reorganization, we will continue to operate our business through our wholly-owned subsidiary, Raytheon Aerospace LLC, which will change its name to Vertex Aerospace LLC. In this prospectus, we refer to this transaction as the "Reorganization."

        For more information concerning the 2001 Transaction, see "Transactions with Related Parties—Contribution and Financing of Raytheon Aerospace" and for more information concerning the Reorganization, see "Transactions with Related Parties—Reorganization of RAAH I, LLC and Raytheon Aerospace LLC."

        The following illustrates our structure both before and after the Reorganization and this offering.

Our Equity Sponsor

        We are currently indirectly controlled by Veritas Capital. Founded by Robert B. McKeon in 1992, Veritas Capital is a leading investor in middle market defense and aerospace companies. Since its inception, Veritas Capital has invested over 65% of its capital under management in businesses that directly serve the defense and aerospace markets. As part of its focus on this industry, Veritas Capital has established a Defense & Aerospace Advisory Council comprised of former high-ranking military officials from each of the U.S. armed forces, as well as experts drawn from the defense and aerospace industry. Veritas Capital intends to be active in identifying and assessing acquisition opportunities for our company.

Our Services

  Contract Overview

        We currently have a portfolio of more than 63 active contracts (of which 39 relate to our CFT master contract with the Air Force). Our contracts fall into three categories: (1) fixed-price, (2) time and materials and (3) cost-plus contracts. In a fixed-price contract, the price is not subject to adjustment based on cost incurred. Fixed-price contracts generally entail a higher degree of financial risk but afford the potential for higher profitability if costs are managed below bid levels. For the year ended December 28, 2001, we derived 59% of our revenue from fixed-price contracts. In a time and materials contract, we operate under fixed per hour labor rates that also cover overhead and profit and receive reimbursement of material costs. These types of contracts generally command more favorable payment terms, relative to the timing of billing and collection than other contract types. Profitability on these types of contracts is driven by billable headcount and control of costs and overhead. For the year ended December 28, 2001, we derived 27% of our revenue from time and materials contracts. In a cost-plus contract, we are reimbursed for allowable incurred costs plus a fee, based on a percentage of such costs. The price on cost-plus contracts is based on allowable cost incurred, but is generally subject to contract funding limitations. In addition, under some of these contracts we may receive additional award fees based upon various objective and subjective criteria such as aircraft mission capability rates and meeting cost targets. For the 12 months ended March 29, 2002, we received 91.5% of the available award fees. Cost-plus contracts command lower fee rates than fixed-price contracts in accordance with their lower assumed risk. For the year ended December 28, 2001, we derived 14% of our revenue from cost-plus contracts.

        Our historical contract mix, based on percentage of revenue, is summarized in the table below:

	Year
Contract Type
	1999	2000	2001
Fixed-Price	50%	54%	59%
Time and Materials	27	27	27
Cost-Plus	23	19	14

	100%	100%	100%

        The U.S. Government's fiscal year runs from October 1st through September 30th. Contracts typically have a term of five to ten years consisting of a base period of one year with multiple one-year options. The average dollar-weighted remaining total life of our existing contracts is approximately six years. Under many of our contracts, individual delivery orders are entered into for each specific engagement. In addition, we have historically experienced steady growth through increases in program scope beyond that of the original contract. These contract modifications typically consist of "over and above" requests derived from changing customer requirements. Since 1998, this has resulted in an average increase of approximately 6% to 8% of revenue over existing contract levels.

  Types of Services

        In order to better meet the needs of our customers, we offer our services under one of three service arrangements: (1) Contract Logistics Support, or CLS, (2) Contract Field Teams, or CFT, and (3) Contractor Operated and Managed Base Supply, or COMBS. Under CLS contracts, we provide logistics support through a comprehensive service arrangement that is tailored to a customer's needs. Under CFT contracts, we deploy highly mobile, quick-response, qualified, on-site technicians to provide one or more of our individual CLS services to address a specific platform service need. Under COMBS contracts, we supply parts and provide inventory management services.

        The following discussion further outlines our service offerings:

        Contract Logistics Support:    Services under a CLS contract include maintenance and repair, supply chain management, component repair and overhaul, depot-level maintenance and overhaul and pilot training. Substantially all of our CLS contracts are either fixed-price or cost-plus. We have entered into CLS contracts with government agencies as well as commercial clients and in respect of a variety of aircraft and other vehicle platforms. The expertise we offer in managing an entire program is reflected in our typically higher gross margins on CLS contracts.

        A CLS contract typically relates to a particular program, supporting the entirety of a fleet, and may include one or more of the following services:

    •
    Maintenance and Repair. We provide comprehensive aircraft and other vehicle line maintenance and repair services to our customers at their field locations to ensure operational readiness. Our qualified technicians are responsible for handling and inspecting aircraft and other vehicles, providing maintenance and repair and minor installation services. Most CLS contracts include maintenance and repair as a component of the service arrangements.

    •
    Supply Chain Management. We provide supply chain management services to ensure our customers' efficient use of inventory. We focus on parts procurement and distribution, as well as ensuring inventory quality. We satisfy our customers' procurement needs either by arranging for supply from independent third party suppliers or by drawing upon our existing inventory that we maintain to support our business. We maintain appropriate inventory levels by analyzing and predicting the failure rate of aircraft parts.

    •
    Depot-Level Maintenance and Overhaul. We provide depot-level maintenance and overhaul services that include major aircraft condition inspections, airframe maintenance and overhaul, interior refurbishment, platform upgrades, avionics installation and retrofit and repair. We provide these services through our certified and authorized depot operations in Selma, Alabama and Panama City, Florida. In addition, in order to minimize the cost to our customers, we may provide depot operations in customer-owned facilities or through outsourcing arrangements.

    •
    Component Repair and Overhaul. We provide component repair and overhaul services for a variety of military and commercial aircraft components, including engines, propellers, landing gear and avionics. Our certified component repair and overhaul centers offer us the capability to perform in-house repair work requiring Federal Aviation Administration ("FAA") or Joint Aviation Authority ("JAA") certification. Some of these component repair and overhaul facilities are also approved warranty repair facilities for a variety of original equipment manufacturers such as Honeywell International Inc., Raytheon Company and Rockwell Collins, Inc. To minimize the cost of repaired and overhauled components to our customers, in certain circumstances we outsource these services.

    •
    Pilot Training. We provide pilot and flight officer training to support military training programs. In these instances, we provide both pilots that operate aircraft, as well as ground-based pilot training.

        Contract Field Teams:    Our fastest growing service offering in terms of revenue is our CFT service, under which we deploy highly mobile, quick-response field teams to specific customer locations to supplement a customer's workforce. Services under a CFT contract generally include providing mission support to aircraft and weapons systems in addition to depot-level repair. CFT contracts are generally structured on a time and materials basis and allow the customer to quickly obtain qualified technicians to fill a varied list of service positions. We are able to deploy our contract field teams to customer locations throughout the world with minimal advance notice and for varying service periods. Over the last three fiscal years, we have experienced 8.2% compounded annual growth in our CFT contract revenue.

        Contractor Operated and Managed Base Supply:    Under a COMBS contract, we manage all activities relating to the inventory required to support maintenance, including the procurement, field distribution and management of inventory levels. By contracting out inventory management, the customer eliminates the requirement for expensive in-house buyers and inventory management personnel. In addition to our U.S. Government customers, we offer our COMBS services to commercial owners and operators of large aircraft fleets, such as regional airlines, under our commercial airlines parts supply, or CAPS, contracts. COMBS contracts are either fixed-price or cost-plus.

Backlog

        A significant portion of our sales to the U.S. Government, agencies of the U.S. Government and prime contractors are pursuant to long-term contracts. Accordingly, our backlog consists, in large part, of orders and options under these contracts. As of March 29, 2002, our total backlog was approximately $3 billion. Since inception, virtually all of our backlog has been converted into revenue at or near expected revenue levels. We define backlog as the estimated value of contract awards received from customers which have not been recognized as sales. As of March 29, 2002, $312.8 million of our backlog was funded. Funded backlog refers to contract awards for which we have received orders and the customer has obligated funds.

        The following table indicates our backlog for the last three years:

Backlog Summary

Year	Funded Backlog	Unfunded Backlog	Total Backlog
	($ in millions)
2001	$238.6	$2,641.4	$2,880.0
2000	207.5	3,040.0	3,247.5
1999	185.0	2,468.2	2,653.2

Customers

        Our primary customers are the Department of Defense and other government agencies, including the Air Force, Navy, Army, Marine Corps, Customs Service, Drug Enforcement Administration and NASA. For the year ended December 28, 2001, we derived approximately 87% of our revenue from contracts with the Department of Defense through its various agencies and 13% of our revenue from contracts with other governmental agencies and commercial contracts. Our services are typically provided pursuant to contracts with individual agencies with respect to each individual program. Our CFT program, which covers services for each of the U.S. armed forces and other government agencies, is coordinated under a master contract with the Air Force. Under our CFT program, individual delivery orders are generally originated by procurement agents located at the various base installations, with whom we interact on a regular basis. Accordingly, we regard each individual procurement agent under our CFT program as a separate customer and each delivery order as a separate contract. As of March 29, 2002, we had approximately 63 active contracts, of which 39 are active under our CFT program. While our CFT program accounted for 27% of our revenue for the 12 months ended March 29, 2002, no one customer relationship accounted for more than 10% of our revenue during the same period.

        A summary of our principal customer relationships is provided below.

  •
  Air Force: We provide parts support under a COMBS contract for the T-1A and the T-6A programs of the Air Education and Training Command. Other Air Force programs include maintenance of its worldwide fleet of C-21 and C-12 aircraft, as well as trainer aircraft and systems at Sheppard Air Force Base, Texas and Moody Air Force Base, Georgia. Furthermore, the Air Force is the contracting agent for our CFT program. Our relationship with the Air Force spans 25 years.

  •
  Navy: We support the aircraft of the Navy's Primary Flight Training Program in Pensacola, Florida and Corpus Christi, Texas and Undergraduate Military Flight Officer Training System in Pensacola, Florida. We also offer total CLS service arrangements for the worldwide fleet of Navy C-12 aircraft and the Navy/Marine Corps C-9 fleet. Our relationship with the Navy spans 22 years.

  •
  Army: We provide aviation CLS services and airfield management at the Kwajalein missile range. In addition, our CFT technicians provide workforce augmentation across all levels of maintenance, supporting vehicles, tanks, aircraft, missile systems and ground support equipment. Our relationship with the Army spans 21 years.

  •
  Non-Military Government Agencies: We maintain aircraft and provide inventory management services at 20 locations throughout the United States and Puerto Rico for the Customs Service aviation program. We maintain and support over 100 fixed and rotary wing aircraft for the Drug Enforcement Administration. We also support and service NASA's Ames program at Moffett Field Base, California. Other programs include a subcontract to Raytheon Company for the

    Army Space and Strategic Defense Command located on the Pacific atoll of Kwajalein, the Atlantic Undersea Test and Evaluation Center, West Palm Beach, Florida, and CLS maintenance of the fixed-wing assets of the Puerto Rico Police Department.

  •
  Commercial Programs: Our commercial programs principally relate to COMBS service and component overhaul and repair, which we offer under our CAPS contracts. CAPS operations provide parts support from our inventory for Raytheon Aircraft Company/Beech 1900 series aircraft flown by MESA's Air Midwest Airlines in Kansas, New Mexico, Florida, Pennsylvania and Louisiana. Similarly operated regional airline contracts and operations exist with Gulfstream International Airlines in Fort Lauderdale, Florida and CommutAir in Plattsburgh, New York.

        The following table sets forth our principal contracts for which we supply services:

Customer	Type of Service	Program	Duration (years)(1)	End Date	2001 Sales ($ in millions)
Various Government and U.S. Agencies(2)	CFT	Various ground and aviation systems	10	Sept. 2007	$136
Navy	CLS	T-34/44	5	Sept. 2005	52
Navy	CLS	UC-12B	10	Sept. 2010	50
Air Force	CLS	C-21	10	Sept. 2004	46
Air Force	COMBS	T-1A	10	Sept. 2009	40
Navy	COMBS	C-9	6	Sept. 2006	32
Customs Service	CLS	Various fixed and rotary wing	10	Sept. 2009	31
Air Force	CLS	C-12 and other	10	March 2010	16
Drug Enforcement Administration	CLS	Various fixed and rotary wing	5	Sept. 2002	12
Air Force	COMBS	T-6A	9	Sept. 2004	9

				Total	$424

(1)
Includes all option years.
(2)
Represents multiple contracts under our master contract with the Air Force.

Aircraft Under Management

        We support military training aircraft, tactical aircraft, cargo and utility aircraft and other defense-related platforms. We support over 1,800 active fixed and rotary wing aircraft. These fleets include 40 types of fixed-wing (turboprop and jet aircraft) and 21 helicopter types.

        The following table describes the types of aircraft we manage and service:

Fixed Wing	Manufacturer	Description
Tactical Aircraft
A-10	Fairchild Aircraft	Close combat air attack
A-6, A7	Grumman/LTV	Attack
C-206, 206G, 208, 210	Cessna Aircraft	Observation
C-550	Cessna Aircraft	Operational support
Commander 690, 695 series	Rockwell	Utility
E-3A, E8	Boeing	Electronic surveillance
F-111	General Dynamics	Fighter
F-14	Northrop Grumman	Fighter
F-15	Boeing	Fighter
F/A-18	Boeing/Northrop Grumman	Fighter/attack
Merlin IIB and IVC	Fairchild Aircraft	Light cargo
N-22S	ASTA (GAF)	Light cargo
P-3 AEW, P3A	Lockheed Martin	Anti-submarine warfare platform
PA-31, 42	Piper Aircraft	Observation
S-3	Lockheed Martin	Surveillance
Strategic Aircraft
B-2	Northrop Grumman	Strategic bomber
B-52	Boeing	Strategic bomber
KC-135	Boeing	Strategic refueling tanker
Training Aircraft
T-1A	Raytheon Aircraft	Transport tanker trainer
T-34C	Raytheon Aircraft	Primary trainer
T-39N, CT-39G	Sabreliner Corp.	Undergraduate flight officer trainer
T-44A	Raytheon Aircraft	Advanced pilot trainer
T-6A	Raytheon Aircraft	Joint Primary Aircraft Training System (JPATS)
T-38	Northrop Grumman	Advanced trainer
T-37	Cessna Aircraft	Primary trainer
Cargo and Utility Aircraft
DHC6-300	de Havilland Canada	Short range cargo
DHC-7	de Havilland Canada	Short range cargo
C-5	Lockheed Martin	Long range strategic airlifter
C-9	McDonnell Douglas	Operational support
C-20	General Dynamics	Operational support
C-12	Raytheon Aircraft	Operational support
C-21	Learjet	Operational support
C-130	Lockheed Martin	In-theater cargo transporter
C-141	Lockheed Martin	Long range strategic airlifter

Special Mission Aircraft
707	Boeing	Modified commercial jetliner
727	Boeing	Modified commercial jetliner
Commercial
1900 C/D	Raytheon Aircraft	Regional airliner
Rotary Wing	Manufacturer	Description
Tactical
AH-1	Bell Helicopter	Attack
AH-64A	Boeing/McDonnell Douglas	Attack
EH-60A	Sikorsky	Utility (electronic warfare suite)
OH6	Hughes Aircraft	Observation
OH-58C/D	Bell Helicopter	Observation
Training Aircraft
OH58/A	Bell Helicopter	Observation
TH-57	Bell Helicopter	Primary trainer
Cargo and Utility Aircraft
CH-47D	Boeing	Medium lift cargo
105CBS, 105LS	Eurocopter	Air ambulance
AS-350/355	Aerospatiale	Observation
Bell 412/UH1H	Bell Helicopter	Utility
H-500	Hughes Aircraft	Observation
H-53	Sikorsky	Heavy lift cargo
MD500C, 500D, 500E	Hughes Aircraft	Observation
S-61N	Sikorsky	Cargo
SH-60	Sikorsky	Cargo
UH-1N	Bell Helicopter	Utility
UH-60A/L	Sikorsky	Utility

Other Equipment Under Management

        In addition to the aircraft systems, discussed in "—Aircraft Under Management" above, we perform services on the following tanks, vehicles, engines, missile systems and ground support equipment:

Equipment	Manufacturer	Description
Vehicles
HMMWV	American General	High mobility utility
HEMTT	Oskosh	Heavy equipment transporter
M60A1 Tank	Chrysler	Battle tank
M1A1 Abrams Main Battle Tank	General Dynamics	Main battle tank
M551 Sheridan Training System	Allison Division of GM	Aggressor vehicle for National Training Center
M88 Tank Retriever	Bowen-McLaughin-York	Armored tank retriever
M113 Armored Personnel	FMC	Aggressor Squadron troop carrier

Engines
T-700 / TF-34	General Electric	Turbine
TF-56	Allison Division of GM	Turbine engine
TF-30	General Electric	Jet
J-52	Pratt & Whitney	Jet engine
F110	General Electric	Turbofan jet
F100	Pratt & Whitney	Turbofan jet
F404	Pratt & Whitney	Turbofan jet
Missile Systems
Patriot	Raytheon	Air defense system

Certified Repair

        We maintain 16 FAA certified repair stations, at which we conduct aircraft overhaul and repairs. We operate four of these stations for our own account. Some of the services we perform must be carried out not only by an FAA-certified technician, but also at an FAA-certified repair station. Work performed at repair stations can include component overhaul and repair, aircraft modification, aircraft condition inspection, avionics installations and retrofit and repair. Two of the repair stations that we operate for our own account are dual certified by both the FAA and JAA and provide specialized off equipment component overhaul and repair services. Our FAA-certified repair station in Selma, Alabama has complete aircraft jigs and fixtures for major structural repair, de-paint and paint services. Only one other service center is certified to repair electronic flight instrument systems equipment for T-1A aircraft in the United States. Additionally, we can institute quality controls and develop unique repair processes that would not be available to us if we relied on third-party suppliers. These repair processes also allow us to avoid purchasing new material during overhaul or repair components. We believe our in-house certified repair capability offers cost and time-to-complete advantages over those competitors who rely solely on third party repair facilities.

Sales and Marketing

        As of March 29, 2002, we had approximately 45 employees actively engaged in marketing and business development.

        We continually monitor the government aerospace and technical services market in an effort to offer innovative and highly technical services that best suit our customers' requirements. Having developed long-term customer relationships as the incumbent supplier on many contracts, we seek to capitalize on these relationships across other branches of the military and other federal government services. Furthermore, we leverage our daily interaction with our existing customers to cross sell our broad array of service offerings, continuously improve the quality of our services and better tailor our services to meet our customers' evolving needs. Our sales and marketing personnel include former military personnel with specific program and site expertise. We believe these personnel provide us with specific customer-focused insight when developing new proposals and managing existing contracts.

Suppliers and Materials

        We have over 2,200 active suppliers and have long-standing relationships with several major subcontractors. Other than Pratt & Whitney and Raytheon Company which supply 16% and 11%, respectively, of the components and equipment parts we use in the provision of our services, no one supplier accounts for more than 10% of our supplies. Due to the nature of our industry some components, equipment and parts may only available from a sole source original equipment manufacturer. Any delay in our suppliers' abilities to obtain necessary components and equipment parts may affect our ability to meet customers' needs.

        Our procurement system in respect of government contracts has been approved and certified by the U.S. Government. We have maintained an approved purchasing system for the last 10 years, which is a requirement for large contractors in supporting military customers on cost reimbursable supply contracts.

Competition

        The industry we service is highly competitive. We experience competition from original equipment manufacturers as well as independent service providers. Some of our competitors, particularly the original equipment manufacturers, have longer operating histories, significantly greater financial, technological, marketing and human resources, greater name recognition and a larger customer base than we have. Government agencies are also actual potential competitors of us because they can utilize their internal resources to perform certain types of services that might otherwise be performed by us. A majority of our revenue is derived from contracts with the U.S. Government and its prime contractors, and such contracts are awarded on the basis of negotiations or competitive bids.

        We believe that the major competitive factors that affect our ability to compete are technical competencies, knowledge of our customers and their specific needs, the results of past performance on similar engagements, our reputation, key management and technical personnel, number and level of security clearances and price. Although we believe that we compare favorably with our competitors based on these factors, we may not maintain our competitive position against current or potential competitors.

Potential Acquisitions

        On May 9, 2002, VTF Corporation, an affiliate of our equity sponsor, The Veritas Capital Fund, L.P., entered into agreements to acquire substantially all of the assets and assume substantially all of the liabilities of The Flight International Group, Inc. and its subsidiaries and Maritime Sales & Leasing, Inc. Pursuant to these agreements, VTF Corporation has the option to assign its rights and obligations under the agreements to us. If Veritas Capital decides to consummate those transactions, it may assign the agreements to us prior to the closing of the transactions, in which case if our board of directors approves the transaction, we would become obligated to pay the applicable purchase price and transaction expenses. The consummation of each pending acquisition is subject to the satisfaction of a number of events and conditions (such as the completion of a satisfactory due diligence review by VTF Corporation), many of which are beyond our control. Accordingly we can provide no assurance that we will actually acquire these companies.

        Flight International Group, Inc. is an aviation services company that, among other things, conducts military training services for the Department of Defense and other government agencies and operates a fixed base operation at the Newport News/Williamsburg International Airport. Maritime Sales & Leasing, Inc. is an aircraft leasing company which currently leases most of its aircraft to The Flight International Group, Inc. The cash purchase price for The Flight International Group, Inc. acquisition and the Maritime Sales & Leasing, Inc. acquisition is $6.5 million and $13.9 million, respectively, subject to adjustment.

Regulatory Matters and Government Contracts

        Substantially all of our revenue is derived from contracts with the U.S. Government or U.S. Government agencies. Under U.S. Government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under cost-plus contracts. The U.S. Government also regulates the methods under which costs are allocated to U.S. Government contracts.

        We are subject to a variety of audits performed by U.S. Government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the U.S. Government to effectively negotiate the contract. During the performance of a contract the U.S. Government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract's completion, the U.S. Government performs a post-award audit of all aspects of contract performance to insure that we have performed the contract in a manner consistent with our proposal.

        The DCAA performs these audits on behalf of the U.S. Government. The DCAA has the right to perform audits on our incurred costs on all contracts on a yearly basis. Approval of submitted yearly contract incurred costs can take from one to three years from the date of submission of the contract costs. All our contract incurred costs for U.S. Government contracts completed through September 30, 1999 have been audited and approved by the DCAA.

Intellectual Property

        Raytheon Company has granted us a non-exclusive worldwide license to use its proprietary technical information solely in connection with our services on eight programs that incorporate certain Raytheon Company products. The license with respect to each program expires upon the termination or expiration of such program. Although the license was granted to us at no cost, we may be required to pay Raytheon Company for costs incurred in producing the licensed information and for technical support. In addition, we must pay for any use of the licensed information outside the scope of the eight programs subject to the license. We are currently negotiating with Raytheon Company to execute an additional license agreement which would grant us a license to use proprietary technical information on an as-needed basis for a predetermined fee with regard to future programs that we may service which involve Raytheon Company products.

        We also operate internally and externally developed inventory tracking systems which monitor inventory usage, life-cycle, failure rates and other key data. Except for our tracking system and our license agreement with Raytheon Company, we own no material intellectual property rights with respect to our business.

Employees

        As of May 15, 2002, we had over 5,500 employees, of which 4,764 are hourly and 787 are salaried. Approximately 4,605 employees are engaged in technical and field service, approximately 450 employees are engaged in management, approximately 45 employees are engaged in sales and marketing and approximately 405 are engaged in support and general administration. Approximately 1,050 employees are represented by a union and are covered by 12 collective bargaining agreements that expire between July 2002 and May 2005. We consider our employee relations to be satisfactory.

Environmental Matters

        Our operations include the use, generation and disposal of petroleum products and other hazardous materials. We are subject to various U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We believe that we have been and are in substantial compliance with environmental laws and regulations and that we have no liabilities under environmental requirements that we would expect to have a material adverse affect on our business, results of operations or financial condition. We have not incurred, nor do we expect to incur, material costs relating to environmental compliance.

Seasonality

        Our business is not significantly seasonal. However, we experience slightly lower revenue during winter months, due to the reduced daylight available to perform operations in support of the Navy and Air Force training commands in those months.

Property

        The following table presents certain information on our leased and owned operating properties as of March 29, 2002:

Location	Size	Use	Leased or Owned	Lease Expiration Date
Madison, Mississippi	164,000 sq. ft.	Headquarters and Hangar Space	Leased	November 2009 and December 2002
Selma, Alabama	220,000 sq. ft.	Hangar Space	Leased	December 2002
Panama City, Florida	39,000 sq. ft.	Office and Hangar Space	Leased	April 2004
Del City, Oklahoma	6,085 sq. ft.	Office Space	Leased	April 2004
Angkasa Pura II, Indonesia	6,000 sq. ft.	Hangar Space	Leased	September 2002
Pensacola, Florida	4,800 sq. ft.	Office Space	Leased	June 2002
Cairo, Egypt	3,229 sq. ft.	Hangar Space	Leased	March 2003
Manila, Philippines	2,153 sq. ft.	Office and Hangar Space	Leased	October 2002
GATL Air Force, Ivory Coast	1,450 sq. ft.	Hangar Space	Leased	January 2005
Madison, Mississippi	8 acres	Future Development	Owned

        In addition to these properties, 290 of our operations are located at customer-owned facilities.

Insurance

        We maintain levels of aviation, liability, workers compensation and other insurance appropriate and customary for our business. Our insurance contracts are typically renewed annually. As a result of the terrorist attacks of September 11, 2001 and the May 8, 2002 incident involving two U.S. Navy T-39 aircraft which we describe under "Risk Factors—Our reputation and financial results could be harmed in the event of accidents or incidents," our insurance costs are expected to increase. We do not anticipate any difficulty obtaining adequate levels of insurance coverage. In addition, our contracts typically contain provisions that limit our exposure to our customer for acts not caused by our gross negligence or willful misconduct.

Legal Proceedings

        As a government contractor, we are subject from time to time to U.S. Government investigations relating to our operations and audits of our accounting procedures by DCAA. In connection with a DCAA audit and subsequent investigation of Raytheon Company's allocation of product liability insurance costs from 1989 to 1999, we may be allocated certain liabilities pertaining to Raytheon Company as a result of being a former subsidiary. In 2001, when we became an independent company, Raytheon Aircraft Holdings, Inc. agreed to indemnify us for all liabilities from such audit in excess of $2.0 million. Accordingly, we have established a $2.0 million reserve in the event that we are required to make this payment on behalf of Raytheon Company.

        Furthermore, we are subject to litigation from time to time in the normal course of business. Although it is not possible to predict the outcome of such litigation, based on the facts known to us and after consultation with counsel, we believe that such litigation will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Directors, Executive Officers and Key Employees

        Our directors, executive officers and key employees are:

Name	Age	Position(s)
Robert B. McKeon	47	Chairman and Director
Daniel A. Grafton	55	President, Chief Executive Officer and Director
Jay D. Ward	54	Executive Vice President and Chief Operating Officer
James D. Van Dusen	42	Chief Financial Officer, Vice President, Finance and Treasurer
R. Steven Sinquefield	42	Vice President, Contract Administration, General Counsel and Secretary
General John D. Robinson (USA Ret.)	64	Vice President, Strategic Planning
Gary V. Sneary	61	Vice President, Material and Commercial Programs
Thomas J. Campbell*	43	Assistant Secretary and Director
General Richard E. Hawley (USAF Ret.)	60	Director
General Barry R. McCaffrey (USA Ret.)	59	Director
Admiral Joseph W. Prueher (USN Ret.)	59	Director
Admiral Leighton W. Smith, Jr. (USN Ret.)	62	Director
William G. Tobin	64	Director
General Anthony C. Zinni (USMC Ret.)	58	Director

*
Non-Employee Executive Officer

        Robert B. McKeon has been Chairman of our board of directors (or board of representatives in the case of our immediate predecessor) since June 2001 and a member of our executive and compensation committees since May 2002. Mr. McKeon is a managing member of Veritas Capital Management, L.L.C., a New York-based equity investment firm he founded in 1992. Mr. McKeon is chairman of the board of directors of Integrated Defense Technologies, Inc. and a member of the boards of directors of several private companies. Mr. McKeon holds a bachelor's degree from Fordham University and a master's degree in business administration from Harvard Business School.

        Daniel A. Grafton has been our President and Chief Executive Officer since October 1990 and a member of our board of directors since May 2002. From September 1995 to June 2001, Mr. Grafton also served as Vice President of Raytheon Aircraft Company. From October 1980 to October 1990, Mr. Grafton was employed with Raytheon Aerospace Company in various management capacities, including his last assignment as Chief Operating Officer. Mr. Grafton holds a bachelor's degree in business administration from the University of South Alabama and a master's degree in business administration from Mississippi College.

        Jay D. Ward has been our Executive Vice President and Chief Operating Officer since May 2002. From April 1996 to May 2002, Mr. Ward was employed with DynCorp Technical Services where he served as Senior Vice President and General Manager. Prior to that, Mr. Ward worked at Lear Siegler, Inc., Johnson Control World Services and Lockheed Martin Logistic Management. Mr. Ward

holds a bachelor's degree in finance from University of Oklahoma and a master's degree in business administration from Trinity University, San Antonio, Texas.

        James D. Van Dusen has been our Chief Financial Officer since June 2001 and our Chief Financial Officer, Vice President Finance, and Treasurer since May 2002. From September 1998 to June 2001, Mr. Van Dusen served as Vice President and Controller of Raytheon Aerospace Company. From July 1996 to September 1998, Mr. Van Dusen worked at Raytheon Aircraft Company as the Controller of its Trainer Systems Division. From January 1986 to July 1996, Mr. Van Dusen was employed with General Dynamics in various financial and audit capacities, including his last assignment as Controller for its Tallahassee Operations. Mr. Van Dusen holds a bachelor's degree in business administration from the Honors College of Michigan State University.

        R. Steven Sinquefield has been our Vice President, Contract Administration, General Counsel since June 1998, and has served as our Secretary since June 2001. Mr. Sinquefield joined our predecessor, Raytheon Aerospace Company, in March 1985, and served in various legal contract administration and finance positions before accepting his current position. From May 1984 to March 1985, Mr. Sinquefield served as an associate attorney with the law firm of Taylor & Whitwell, Ltd. Mr. Sinquefield holds a bachelor's degree in political science and English from the University of Mississippi, and a juris doctor degree from the University of Mississippi School of Law.

        General John D. Robinson (USA Ret.) has been our Vice President, Strategic Planning since April 1998. Gen. Robinson joined our predecessor, Raytheon Aircraft Company, in 1994, where he served as Vice President, Operations from August 1994 to March 1998. Gen. Robinson retired from the U.S. Army in October 1994 with the grade of Major General after a 33-year career as an Army aviator serving in several high level assignments including Commanding General, Aviation Training Center at Fort Rucker, Alabama. He holds a bachelor's degree in mathematics from the University of Maine and master's degree in statistics from the University of Alabama.

        Gary V. Sneary has been our Vice President, Material and Commercial Programs since September 1989. Mr. Sneary joined our predecessor, Beech Aircraft, in 1970, where he served initially as a field service representative and later as a program manager before becoming responsible for inventory management, procurement, component repair and overhaul at our Madison, Mississippi FAA Repair Station.

        Thomas J. Campbell has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since June 2001 and a member of our executive and compensation committees, and has served as our Assistant Secretary since May 2002. Mr. Campbell is a managing member of Veritas Capital Management, L.L.C. which he has been associated with since 1992. Mr. Campbell is a member of the board of directors of Integrated Defense Technologies, Inc. and of several private companies. Mr. Campbell holds a bachelor's degree in accounting and finance from Lehigh University.

        General Richard E. Hawley (USAF Ret.) has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since September 2001. Since 1999, Gen. Hawley has been an independent consultant to the U.S. Government and various aerospace companies. Gen. Hawley retired in July 1999 after a 35-year career in the U.S. Air Force, where he served as Commander, Air Combat Command from 1996 to 1999 and as Commander, Allied Air Forces Central Europe and Commander, U.S. Air Forces Europe from 1995 to 1996. Gen. Hawley is a member of the board of directors of Integrated Defense Technologies, Inc. Gen. Hawley holds a bachelor's degree from the U.S. Air Force Academy and a master's degree in economics from Georgetown University.

        General Barry R. McCaffrey (USA Ret.) has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since September 2001. Gen. McCaffrey was

Director, White House Office of National Drug Control Policy from February 1996 to January 2001, serving as a member of the President's Cabinet and the National Security Council. During his service career, he served overseas for 13 years, including service as Commander-in-Chief, U.S. Southern Command from 1994 to 1996. Gen. McCaffrey is also a member of the board of directors of Integrated Defense Technologies, Inc. and the boards of directors of several private companies. Gen. McCaffrey holds a bachelor's degree in general engineering from the U.S. Military Academy and holds a master's degree in civil government from American University.

        Admiral Joseph W. Prueher (USN Ret.) has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since September 2001. Admiral Prueher served as U.S. Ambassador to the People's Republic of China from November 1999 to May 2001. His diplomatic post followed a 35-year career in the U.S. Navy, where he served as Commander-in-Chief, U.S. Pacific Command from January 1996 to February 1999. From 1989 through 1995, Admiral Prueher served as Commandant of Midshipmen at the U.S. Naval Academy at Annapolis, Maryland, Commander of Carrier Battle Group ONE based in San Diego, California, Commander of the U.S. Mediterranean Sixth Fleet and of NATO Striking Forces, and as Vice Chief of Naval Operations in the Pentagon. He is a member of the boards of directors of Merrill Lynch & Co., Inc., New York Life Insurance Company, Emerson Electric Co. and Integrated Defense Technologies, Inc. Admiral Prueher holds a bachelor's degree in naval science from the U.S. Naval Academy and a master's degree in international relations from George Washington University.

        Admiral Leighton W. Smith, Jr. (USN Ret.) has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since September 2001 and of our audit committee since May 2002. Admiral Smith was appointed to the four-star rank in April 1994, became Commander-in-Chief, Allied Forces Southern Europe and concurrently assumed the command of the NATO-led Implementation Force in Bosnia in December 1995. Admiral Smith retired from the U.S. Navy after 34 years of service in October 1996. Admiral Smith serves as a Senior Fellow at the Center for Naval Analysis and a Senior Advisor at the U.S. Naval Institute. He is a member of the board of directors of Integrated Defense Technologies, Inc. In addition, Admiral Smith has been a member of the board of directors of Vanguard Airlines, Inc., an aviation company, since August 1998. Admiral Smith is a graduate of the U.S. Naval Academy.

        William G. Tobin has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since September 2001 and of our audit committee since May 2002. Mr. Tobin has been a Managing Director and Chairman of the Defense & Aerospace practice of Korn/Ferry International since September 1986. From 1961 to 1981, Mr. Tobin was a professional military officer serving in a variety of command and staff positions worldwide. Mr. Tobin is a member of the board of directors of Integrated Defense Technologies, Inc. Mr. Tobin holds a bachelor's degree in engineering from the U.S. Military Academy and advanced degrees from both George Washington University and Long Island University.

        General Anthony C. Zinni (USMC Ret.) has been a member of our board of directors (or board of representatives in the case of our immediate predecessor) since September 2001. Gen. Zinni retired from the U.S. Marine Corps after 39 years of service in September 2000. During his military career, Gen. Zinni served as the Commanding General, the First Marine Expeditionary Force from 1994 to 1996, and as Commander-in-Chief, U.S. Central Command from 1997 to 2000. Gen. Zinni has participated in numerous humanitarian operations and presidential diplomatic missions. In November 2001, Gen. Zinni was appointed senior adviser and U.S. envoy to the Middle East by Secretary of State Colin Powell. Gen. Zinni is a member of the board of directors of Integrated Defense Technologies, Inc. Gen. Zinni holds a bachelor's degree in economics from Villanova University and master's degrees in international relations from Central Michigan University and in management and supervision from Salve Regina University.

Board of Directors

        We currently have 9 directors. Our executive officers serve at the discretion of our board of directors. In addition, prior to the closing of this offering we expect to increase the size of our board of directors to 12 persons and appoint to the vacancies three persons designated by Raytheon Company.

        Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. As of the date of this prospectus, the following individuals are directors and will serve for the terms indicated:

  Class I Directors (term expiring in 2003)

  Daniel A. Grafton
  General Richard E. Hawley (  USAF Ret.)
  General Barry R. McCaffrey (  USA Ret.)

  Class II Directors (term expiring in 2004)

  Thomas J. Campbell
  Admiral Joseph W. Prueher (  USN Ret.)
  General Anthony C. Zinni (  USMC Ret.)

  Class III Directors (term expiring in 2005)

  Robert B. McKeon
  Admiral Leighton W. Smith, Jr. (  USN Ret.)
  William G. Tobin

Committees of our Board of Directors

        At the time the offering is consummated the standing committees of our board of directors will consist of the audit committee, the compensation committee and the executive committee. In addition special committees may be established under the direction of the board of directors when necessary to address specific issues. We have no nominating committee or committee that serves a similar function.

        Audit Committee:    Our audit committee will be responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. At the time the offering is consummated our audit committee will be comprised of Admiral Smith, Mr. Tobin and                        .

        Compensation Committee:    Our compensation committee will be responsible for determining compensation for our executive officers and other employees and administering our other compensation programs. At the time the offering is consummated our compensation committee will be comprised of Messrs. McKeon and Campbell.

        Executive Committee:    Our executive committee is responsible for reviewing major operating, contractual and expenditure issues. At the time the offering is consummated, our executive committee will be comprised of Messrs. McKeon and Campbell.

Compensation Committee Interlocks and Insider Participation

        The compensation committee of the board of directors will be charged with the responsibilities, subject to full board approval, of establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of management personnel, including the Chief Executive Officer and all of our other executive officers. Messrs. McKeon and Campbell will serve on the compensation committee. Messrs. McKeon and Campbell are each members of Veritas Capital, which beneficially owns a majority of our common stock prior to the offering.

Director Compensation

        The six outside directors, Generals Hawley, McCaffrey and Zinni, Admirals Prueher and Smith and Mr. Tobin, will be paid $25,000 annually and $6,250 for each meeting other than regular quarterly meetings. There are no other fees paid to these directors. We do not maintain a medical, dental or retirement benefits plan for these directors. The remaining directors are employed either by us or Veritas Capital and are not separately compensated for their service as directors although they are reimbursed for expenses incurred in connection with attending board and committee meetings.

Executive Compensation

        The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer and each of the four other most highly compensated employee executive officers, or the named executive officers, that earned more than $100,000 during 2001:

Summary Compensation Table

			Long-Term Compensation Awards
	Fiscal Year Period Compensation
Name and Principal Position(1)			Securities Underlying Options	All other Compensation
	Salary	Bonus(2)
Daniel A. Grafton President and Chief Executive Officer	$245,126	$340,506	—	$6,000	(3)
James D. Van Dusen Chief Financial Officer, Vice President Finance, and Treasurer	130,799	206,211	—	—
R. Steven Sinquefield Vice President, Contract Administration, General Counsel and Secretary	136,402	204,223	—	—
Gen. John D. Robinson (USA Ret.) Vice President, Strategic Planning	134,319	205,245	—	—
Gary V. Sneary Vice President, Material and Commercial Programs	120,317	183,703	—	—

(1)
Mr. Jay D. Ward joined us in May 2002 as Executive Vice President and Chief Operating Officer. His salary for 2002 on an annualized basis will be $225,000, plus a $15,000 starting bonus which will be "grossed up" for taxes.

(2)
Includes one-time retention bonuses paid by us in connection with our becoming independent from Raytheon Company in the 2001 Transaction to Messrs. Grafton, Van Dusen, Sinquefield, Robinson and Sneary of $44,275, $31,219, $24,394, $24,174 and $21,553, respectively. Also includes one-time incentive bonuses paid by Raytheon Company in connection with our becoming an independent company in the 2001 Transaction to Messrs. Grafton, Van Dusen, Sinquefield, Robinson and Sneary of $230,781, $160,992, $167,829, $167,571 and $148,350, respectively.

(3)
Represents an automobile allowance paid to Mr. Grafton in the first half of 2001 by our predecessor owner.

Option Grants in the Last Fiscal Year

        No options or warrants to purchase any equity security of ours has ever been granted to members of our management. Following the closing of this offering, certain members of our management may participate in appreciations in our equity value through their ownership of Class A and/or Class B interests in RA Aerospace Holding LLC. Class A interests were purchased by members of management and other investors. Members of management were issued management units in our predecessor, RAAH I, LLC, and in connection with the Reorganization will receive Class B interests in RA Aerospace Holding LLC in exchange therefor. Management units in RAAH I, LLC required only a nominal capital investment by the holders and were issued to certain members of management and to directors. The Class B interests in RA Aerospace Holding LLC into which RAAH I, LLC management units will be exchanged will be similar to stock options in that the holder can realize the benefit of any appreciation of equity value without the risk of losing his or her investment. Upon completion of the Reorganization and the offering, the principal asset of RA Aerospace Holding LLC will be its ownership of                         shares of our common stock (or    % of our outstanding common stock following the consummation of this offering and    % assuming the underwriters exercise their over-allotment option in full). These stock ownership figures were calculated pursuant to the allocation provisions of the operating agreement of our immediate predecessor using the initial public offering price of $        per share of our common stock (the midpoint of the price range set forth on the cover page of this prospectus). RA Aerospace Holding LLC is under the indirect control of Veritas Capital. Distributions may be made from RA Aerospace Holding LLC at the direction of an affiliate of Veritas Capital in its sole discretion as more thoroughly described below under "—Option Plan" and are subject to the vesting schedule described therein. Accordingly, no member of management may acquire any of our equity securities without the consent of Veritas Capital.

        Assuming that the value of RA Aerospace Holding LLC is equal to the aggregate value of its investment in us, using the initial offering price of $    per share (the midpoint of the price range set forth on the cover of this prospectus) to determine our aggregate value, and also assuming that RA Aerospace Holding LLC would distribute all of the shares it owns in us as of the date of such determination and that all Class B interests in RA Aerospace Holding LLC that will be issued to holders of management units in RAAH I, LLC in the Reorganization were fully vested as of such date, the following table sets forth information as to the number of shares of our common stock that our named executive officers would receive as a result of their ownership of the Class B membership interests in RA Aerospace Holding LLC they will receive in the Reorganization in respect of the management units of RAAH I, LLC granted to them in the year ended December 31, 2001:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation at End of Vesting Period(1)
	Shares of Common Stock Underlying Class B Interests Granted	Percent of Total Class B Interests Granted to Employees in Fiscal Year 2001
Name			Contribution Made Per Underlying Class B Interest	Vesting Period
					5%	10%
Daniel A. Grafton
James D. Van Dusen
R. Steven Sinquefield
Gen. John D. Robinson (USA Ret.)
Gary V. Sneary

(1)
Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciate are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregated Option Exercises in Fiscal 2001 and Fiscal Year-End Option Values

        The following table sets forth information with respect to vested and unvested Class B interests in RA Aerospace Holding LLC held by the named executive officers as of December 31, 2001 (assuming consummation of the planned Reorganization immediately prior to the offering). None of the named executive officers directly owns our common stock or may receive any shares thereof in his discretion:

Number of Shares of Common Stock Underlying Class B Interests as of December 31, 2001(1)
Value of Unexercised In-the-Money Class B Interests as of December 31, 2001(1)
Name
	Vested	Unvested	Vested	Unvested
Daniel A. Grafton
James D. Van Dusen
R. Steven Sinquefield
Gen. John D. Robinson (USA Ret.)
Gary V. Sneary

(1)
There was no public trading market for our common stock as of December 31, 2001. Accordingly, these values have been calculated on the basis of the initial public offering price of $    per share of our common stock (the midpoint of the price range set forth on the cover page of this prospectus) and upon the other assumptions used for the table in "—Option Grants in the Last

  Fiscal Year" above, less the applicable contribution per underlying share, multiplied by the number of shares underlying such Class B interests.

Employment Agreements

        We are not a party to any employment agreements with any of our employees.

Noncompetition Agreements

        We are not a party to any noncompetition agreements with any of our employees.

Option Plan

        We have no stock option plan. Members of our management and outside directors participate in our profits pursuant to a membership interest in RA Aerospace Holding LLC. RA Aerospace Holding LLC owns    % of our common stock on a fully diluted basis prior to this offering. The Veritas Capital Fund, L.P., an affiliate of Veritas Capital, its co-investors and certain members of management own Class A membership interests in RA Aerospace Holding LLC. Certain members of management and outside directors will own Class B membership interests in RA Aerospace Holding LLC as a result of their exchange of management units in RAAH I, LLC in the Reorganization. Management and outside directors made a nominal capital contribution for their management units in RAAH I, LLC. Pursuant to the terms of the operating agreement governing RA Aerospace Holding LLC, the holders of Class B membership interests will be entitled to receive    % of all distributions made by RA Aerospace Holding LLC, provided that the holders of the Class A interests have received a return of their invested capital. The Class B membership interests will be subject to a five-year vesting schedule. To the extent that Class B membership interests do not vest, the economic interest allocable to the unvested Class B interests will be allocated to the benefit of holders of Class A interests.

Savings Plan

        Our savings plan covers all of our eligible non-collectively bargained employees who complete one month of service with us. The savings plan was amended and restated as of June 27, 2001 and executed March 8, 2002 and is intended to be a qualified plan under the Internal Revenue Code, which means all contributions to the savings plan by participants or by us, and the investment earnings thereon, are not taxable to such participants until withdrawn, and any contributions we may make are expected to be deductible by us when made. Savings plan participants may elect to reduce their current compensation by up to 20% and have the amount of such compensation reduction contributed to the savings plan. With respect to our executive officers, we make matching contributions in an amount equal to 100% of each executive's compensation reduction contribution to the savings plan, subject to a maximum of 4% of such executive officer's annual compensation. We also make contributions to the executive officers savings plan in an amount corresponding to 0.50% of eligible participants' compensation for the plan year and an amount based on each participant's length of service. Compensation recognized by the savings plan is subject to the applicable Internal Revenue Code limit, which was $170,000 in 2001. Participants are always fully vested in their compensation reduction and matching contributions, including investment earnings thereon. Participants vest in their discretionary profit sharing contributions, if any, after completing five years of service.

TRANSACTIONS WITH RELATED PARTIES

        The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the registration statement of which this prospectus is a part.

        Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

  •
  in which the amount involved exceeded or will exceed $60,000; and

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  in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.

        We believe that each of the transactions described below are on terms no less favorable than could have been obtained from unaffiliated third parties. Although we do not have a separate conflicts policy, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Contribution and Financing of Raytheon Aerospace

        Our equity sponsor, The Veritas Capital Fund, L.P., acquired 73.5% of the senior common units of RAAH I, LLC, our immediate predecessor, in June 2001 in a leveraged joint venture transaction with Raytheon Company. The Veritas Capital Fund, L.P. effected the transaction through RA Aerospace Holding LLC, an entity in which it had a controlling interest. Raytheon Company effected the transaction through Raytheon Aircraft Holdings, Inc., its wholly-owned subsidiary, and Raytheon Aerospace Company, a wholly-owned subsidiary of Raytheon Aircraft Holdings, Inc. and the holder of our historical operations. In this prospectus, we refer to this transaction as the "2001 Transaction."

        The 2001 Transaction was effected in a series of transactions. After retaining certain assets of Raytheon Aerospace Company that were not part of the transactions, Raytheon Aircraft Holdings, Inc. caused Raytheon Aerospace Company to merge with and into a newly-formed Delaware corporation. The surviving entity in this merger was then converted into Raytheon Aerospace LLC, a Delaware limited liability company. Raytheon Aircraft Holdings, Inc. then contributed all of its interest in Raytheon Aerospace LLC to RAAH I, LLC, an entity controlled by RA Aerospace Holding LLC, in consideration for RAAH I, LLC issuing to Raytheon Aircraft Holdings, Inc. (1) preferred units in RAAH I, LLC representing a $51.0 million capital interest in RAAH I, LLC, and (2) junior common units in RAAH I, LLC representing a $15.1 million junior common interest in RAAH I, LLC, or 26.5% of the common units. Simultaneously with the formation of RAAH I, LLC, Raytheon Aircraft Holdings, Inc. received a distribution from RAAH I, LLC of $156.7 million in cash, which distribution was funded with proceeds of non recourse debt incurred by RAAH I, LLC. Raytheon Aircraft Holdings, Inc. subsequently received a cash payment of $10.4 million pursuant to a post-closing adjustment. In addition, Raytheon Aircraft Holdings, Inc. retained ownership in certain accounts receivables of Raytheon Aerospace LLC and received $47.0 million in respect of those receivables which Raytheon Aerospace LLC collected following the closing.

        Simultaneously with the contribution of Raytheon Aerospace LLC to RAAH I, LLC, RA Aerospace Holding LLC contributed $42.0 million in cash to RAAH I, LLC in exchange for $42.0 million of senior common units of RAAH I, LLC, representing 73.5% of the RAAH I, LLC common units. Of the aggregate $42.0 million capital contribution by RA Aerospace Holding LLC,

$31.8 million was funded by The Veritas Capital Fund, L.P., $9.8 million was funded by co-investors of The Veritas Capital Fund, L.P. and $455,000 was funded by management of Raytheon Aerospace LLC.

        The 2001 Transaction was financed with (1) the $42.0 million capital contribution from RA Aerospace Holding LLC described above, (2) borrowings of $100.0 million under our $125.0 million existing senior secured credit facility and (3) the issuance of $75.0 million in aggregate amount of senior subordinated notes bearing interest at 16% per annum to The Northwestern Mutual Life Insurance Company, Albion Alliance Mezzanine Fund II, L.P., CIBC WMC, Inc., Teachers Insurance and Annuity Association of America, J.H. Whitney Mezzanine Fund, L.P., Allied Capital Corporation, BNY Capital Corporation and The Equitable Life Assurance Society of the United States. In addition, we issued an aggregate of 75 Class B units in RAAH I, LLC to the senior subordinated note holders.

        Immediately following the 2001 Transaction, Raytheon Aerospace LLC, our predecessor operating company, became a wholly-owned subsidiary of RAAH I, LLC, our immediate predecessor. RAAH I, LLC had as its members (1) Raytheon Aircraft Holdings, Inc., a wholly-owned subsidiary of Raytheon Company, (2) RA Aerospace Holding LLC, which is controlled by The Veritas Capital Fund, L.P., and (3) holders of our senior subordinated notes. In addition, certain members of our management were subsequently granted additional membership interests in RAAH I, LLC, representing a 6.92% economic interest in RAAH I, LLC.

        In connection with the 2001 Transaction, we paid an aggregate of approximately $11 million in fees to our senior and subordinated lenders and other advisors involved in the transaction. In addition, we paid a transaction fee of $5 million to The Veritas Capital Fund, L.P. Veritas Capital is the general partner of The Veritas Capital Fund, L.P. Robert B. McKeon, the Chairman of our board of directors, and Thomas J. Campbell, a member of our board of directors, are each managing members of Veritas Capital.

Raytheon Company

  Transition Agreements

        In connection with the 2001 Transaction, we entered into the following agreements with Raytheon Company and its subsidiaries, the beneficial holder of     % of our common stock immediately prior to this offering. Since the 2001 Transaction, we have paid $574,000 in the aggregate to Raytheon Company under these agreements.

        Transition Services Agreement.    Pursuant to the Transition Services Agreement, Raytheon Company agreed to sell specified services to us during a transition period following the consummation of the 2001 Transaction. These services primarily relate to information technology, accounting, tax and other administrative services. Fees payable are allocated depending upon the service provided under the agreement. Raytheon Company's obligations under the Transition Service Agreement will expire at varying times for each service provided, although all service obligations will terminate within five years of the consummation of the 2001 Transaction.

        Parts Sales Agreement.    Pursuant to the Parts Sales Agreement, Raytheon Company agreed to supply commercial spare and replacement parts to us on the same price terms as supplied by Raytheon Company to its affiliated service centers and to supply military spare and replacement parts on the same price terms as supplied by Raytheon Company to the U.S. Government. These supply obligations relate to specific pending service programs we were engaged in at the time of consummation of the 2001 Transaction. Raytheon Company's supply obligations terminate with respect to a pending service program at the completion by us of any such program.

        Technical Information License Agreement.    Pursuant to the Technical Information License Agreement, Raytheon Company agreed to provide technical and engineering information regarding its aircraft in order to assist us in carrying out our business under service progress we were engaged in at the time of the 2001 Transaction. Raytheon Company's obligations under the Technical Information License Agreement terminate upon the completion by us of these service programs.

        Trademark License.    Pursuant to the Trademark License, Raytheon Company granted us a two year license to utilize certain trademarks related to the "Raytheon" and "Raytheon Aerospace" brand names. The Trademark License will terminate in connection with the Reorganization immediately prior to the closing of the offering contemplated by this prospectus. Consequently, we were formed under the name "Vertex Aerospace, Inc." in contemplation of the Reorganization.

  Commercial Arrangements

        In the ordinary course of our business, we engage in arm's-length commercial transactions with Raytheon Company and its affiliates, including transactions pursuant to which we purchase materials from Raytheon Company. Due to the volume of our purchases, we receive customary volume purchasing discounts, although we believe these discounts are no more favorable than those offered by Raytheon Company to third parties. In addition, we are a party to a number of customary teaming arrangements with Raytheon Company pursuant to which we provide a number of our services on a subcontractor basis under prime contracts Raytheon Company has with customers.

Reorganization of RAAH I, LLC and Raytheon Aerospace LLC

        Our immediate predecessor entity, RAAH I, LLC, was formed in connection with the 2001 Transaction. Vertex Aerospace, Inc. was incorporated on May 24, 2002 in preparation for this offering. Immediately prior to the closing of this offering, the members of our management who are members of RAAH I, LLC will contribute their membership interests in RAAH I, LLC to RA Aerospace Holding LLC in return for Class B membership interests in RA Aerospace Holding LLC representing a    % membership interest in the aggregate. Following such contribution, RA Aerospace Holding LLC will continue to be controlled by The Veritas Capital Fund, L.P. Immediately following these contributions, RAAH I, LLC will merge with and into Vertex Aerospace, Inc., with Vertex Aerospace, Inc. as the surviving entity. In the merger, the then existing membership interests in RAAH I, LLC will be converted into             shares of our common stock, in the aggregate, and cash to be applied to retire the preferred interest in RAAH I, LLC as described below.

        Following the merger, we expect to close upon the offering of our common stock contemplated by this prospectus and from the net proceeds of this offering we will pay to Raytheon Aircraft Holdings, Inc., an affiliate of Raytheon Company, an amount equal to approximately $55.0 million to redeem its preferred interest in RAAH I, LLC (at accreted value). Also, upon consummation of this offering, we will apply approximately $         million of the net proceeds (inclusive of approximately $        million of prepayment premiums) to retire our senior subordinated notes. The holders of our existing senior subordinated notes also own membership interests in RAAH I, LLC.

        The current members of RAAH I, LLC consist of:

  •
  Raytheon Aircraft Holdings, Inc., an affiliate of Raytheon Company, which owns preferred units representing a $51.0 million capital interest and junior common units representing a    % membership interest in the aggregate;

  •
  the holders of our senior subordinated notes, which hold Class B units representing a    % membership interest in the aggregate;

  •
  members of our management, which hold management units representing a        % membership interest in the aggregate; and

  •
  RA Aerospace Holding LLC, an entity controlled by The Veritas Capital Fund, L.P., which holds senior common units representing a    % membership interest in the aggregate.

In connection with the Reorganization:

  •
  Raytheon Aircraft Holdings, Inc. will receive            shares of our common stock (or    % of our common stock outstanding prior to this offering);

  •
  the holders of our senior subordinated notes will receive            shares of our common stock in respect of their Class B interest in RAAH I, LLC (or    % of our common stock outstanding prior to this offering);

  •
  members of our management which currently hold membership interests in RAAH I, LLC will receive    Class B membership interests (or     % of such interests), in the aggregate, in RA Aerospace Holding LLC; and

  •
  RA Aerospace Holding LLC will            shares of our common stock (or            % of our common stock outstanding prior to this offering).

The foregoing ownership interests (both before and after this offering) reflect how the shares would be allotted based upon the allocation provisions in the operating agreements of RAAH I, LLC and RA Aerospace Holding LLC and assumes a value of the ultimate principal asset (our common stock) of such entities based on $    per share (the midpoint of the price range set forth on the cover page of this prospectus).

        The members of RAAH I, LLC who are also selling stockholders will participate in the offering in such amounts as are set forth in "Principal and Selling Stockholders."

Fees

        Since the 2001 Transaction, we paid monitoring fees to Veritas Capital of $150,000, and we expect to pay similar fees in the future. In connection with this offering, we have agreed to pay The Veritas Capital Fund, L.P. a transaction advisory fee of $       million.

Indemnification

        We have entered into indemnification agreements with each of our directors. Such indemnification agreements require us to indemnify our directors to the fullest extent permitted by Delaware law. For a description of the limitation of our directors' liability and our indemnification of officers, see "Description of Capital Stock—Directors' Exculpation and Indemnification."

Registration Rights Agreement

        Prior to the consummation of the offering, we will enter into a registration rights agreement with RA Aerospace Holding LLC, Raytheon Aircraft Holdings, Inc. and holders of our senior subordinated notes. Following this offering, these parties will own    shares of our common stock in the aggregate (or    shares if the underwriters' over-allotment option is exercised in full). This agreement replaces a prior agreement in place between these parties and RAAH I, LLC and which was terminated in connection with the Reorganization. Pursuant to the registration rights agreement, 12 months following this offering, any of Raytheon Aircraft Holdings, Inc., RA Aerospace Holding LLC, or the holders of a majority of the remaining shares subject to the registration rights agreement will be entitled to require us to effect the registration of any or all shares of our common stock held by such stockholders, in the case of registration on Form S-1, on not more than two occasions, or in case of a registration using Forms S-2 or S-3, without limitation as to frequency. This right is called a demand registration. A demand registration request will not be counted against a party making such demand in the event that less than 75% of the registrable common stock held by such requesting party requested to be registered has in fact been registered by us. The registration rights agreement will provide that we will include the maximum number of shares of our common stock in an underwritten offering that can be included in any such offering without adversely affecting the marketability of any such offering, first, pro rata among the holders of our common stock that are covered by the registration rights agreement, and second, pro rata among holders of any other securities.

        Under the terms of the registration rights agreement, we will have no obligation to effect any demand registration within 90 days of a prior demand registration which resulted in a sale of our common stock. In addition, we will have the right to postpone for no more than 90 days in any 360 period, a registration statement in respect of a demand registration if we determine that any such registration of shares of our common stock would have an adverse effect on any planned acquisition, disposition or other similar transactions. We will be required to pay all registration expenses in connection with any registration of our securities. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, the parties to the registration rights agreement will be entitled to notice of the registration and are entitled, subject to customary cutbacks, to include their shares of common stock in that registration with all registration expenses paid by us.

        Notwithstanding the foregoing, the parties to the registration rights agreement have agreed that they will not exercise their registration rights until 180 days following the date of this prospectus without the prior consent of Credit Suisse First Boston Corporation.

Management Indebtedness

        We made loans of $455,000 to members of management in July 2001 to finance their purchase of membership interests in RA Aerospace Holding LLC. As of March 30, 2002, $291,000 remained outstanding on these loans. The loans are secured by the monies due to these members of management related to retention bonuses awarded in connection with the 2001 Transaction. These retention bonuses are expected to be paid on July 16, 2002 and are expected to be in amounts sufficient to completely satisfy the remaining amounts outstanding on the notes. The notes evidencing the loans provide that semi-annually compounded interest starting on the effective date of the loans, November 15, 2001, will accrue on the unpaid principal at a rate equal to the prime rate loan plus 3.50% if the loans are not repaid concurrently with the payment of the retention bonuses.

Search Firm Fee

        William G. Tobin, a member of our board of directors and audit committee, is a Managing Director and Chairman of the Defense and Aerospace practice of Korn/Ferry International, an executive search firm. We hired Korn/Ferry in connection with our employment of Jay D. Ward as Chief Operating Officer in 2002 and have paid to Korn/Ferry International associated fees of approximately $150,000.

Potential Acquisition

        On May 9, 2002, VTF Corporation, an affiliate of our financial sponsor The Veritas Capital Fund, L.P., entered into agreements to acquire substantially all of the assets and assume substantially all of the liabilities of The Flight International Group, Inc. and its subsidiaries and Maritime Sales & Leasing, Inc. Pursuant to these purchase agreements, VTF Corporation has the right to assign its rights and obligations under the agreements to us. If Veritas Capital decides to consummate those transactions, it may assign the purchase agreements to us prior to the closing of the transactions, in which case, if approved by our board of directors, we will become obligated to pay the applicable purchase price and transaction expenses. For more information concerning this matter see "Business—Potential Acquisitions."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information known to us regarding the beneficial ownership of our common stock for the year ended December 28, 2001, and as adjusted to reflect the sale of the common stock offered hereby, by:

  •
  each stockholder who is known by us to beneficially own more than 5% of our common stock;

  •
  our Chairman, Chief Executive Officer and our four other most highly compensated executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling stockholder.

	Shares Beneficially Owned Prior to the Offering(1)(2)				Shares Beneficially Owned after the Offering(1)(2)(3)
Name of Beneficial Owner(4)(5)				Shares to be Sold in the Offering(3)
	Number	Percent			Number	Percent
The Veritas Capital Fund, L.P.(6) 660 Madison Avenue New York, New York 10021			%				%
Robert B. McKeon(7)
Thomas J. Campbell(7)
Daniel A. Grafton(8)
Jay D. Ward(8)
James D. Van Dusen(8)
R. Steven Sinquefield(8)
Gary V. Sneary(8)
John D. Robinson(8)
General Richard E. Hawley (USAF Ret.)
General Barry R. McCaffrey (USA Ret.)
Admiral Joseph W. Prueher (USN Ret.)
Admiral Leighton W. Smith, Jr. (USN Ret.)
William G. Tobin
General Anthony C. Zinni (USMC Ret.)
Raytheon Company(9) 141 Spring Street Lexington, Massachusetts 02421
All executive officers and directors as a group (14 persons)

*
Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. The information in this table is presented assuming completion of the Reorganization. Since the allocation of the number of our shares of common stock to current holders of membership interests in RAAH I, LLC that will be received in the contribution contemplated in the Reorganization will be based, in part, upon the value of RAAH I, LLC immediately prior to the contribution of interests and merger contemplated in the Reorganization, for the purposes of this table we are assuming that the value of RAAH I, LLC is determined based upon the initial public offering price of $    per share (the midpoint of the price range on the cover page of this prospectus).

(2)
Based upon            shares of our common stock to be outstanding immediately prior to the offering and            shares of our common stock outstanding upon completion of the offering.

(3)
Excludes the underwriter's over-allotment option. If the underwriter's over-allotment option is exercised in full, the following selling stockholders will sell the number of shares to cover over-allotments and, as a result, would beneficially own the subsequent number of shares of common stock, each as set forth below:            .

(4)
Except as otherwise indicated, the address for each of the named stockholders is 555 Industrial Drive South, Madison, Mississippi 39110.

(5)
All of the beneficial interests in us owned by Messrs. Grafton, Ward, Van Dusen, Sinquefield, Sneary and Robinson represent indirect interests in us held through RA Aerospace Holding LLC, a member of RAAH I, LLC, our immediate predecessor, or through RAAH I, LLC. In connection with the Reorganization, members of our management holding interests directly in RAAH I, LLC will contribute those interests to RA Aerospace Holding LLC in return for Class B membership interests in RA Aerospace Holding LLC. Pursuant to the terms of the operating agreement governing RA Aerospace Holding LLC, the holders of Class B membership interests are entitled to receive            %, in the aggregate, of all distributions made from RA Aerospace Holding LLC, provided that the holders of the Class A interests in RA Aerospace Holding LLC have received a return of their invested capital. The Class B membership interests in RA Aerospace Holding LLC are subject to a five-year vesting schedule. If the unvested Class B interests held by Messrs. Grafton, Ward, Van Dusen, Sinquefield, Sneary and Robinson, as of December 28, 2001, were to expire unvested, then the beneficial ownership interests of Messrs. Grafton, Ward, Van Dusen, Sinquefield, Sneary and Robinson in our common stock as of May    , 2002 would be    shares and            %,    %,    %,     % and    %, respectively. Since, pursuant to the operating agreement of RA Aerospace Holding LLC, the percentage interests therein vary depending upon the amount of distributions actually made, the actual allocation of our shares beneficially owned by members of our management can not currently be definitively determined and must be estimated. For the purposes of this table we have estimated such share allocations based upon an assumed value of RA Aerospace Holding LLC's principal investment, our common stock. We have assumed the value of our common stock to be $    per share (the midpoint of the price range set forth on the cover page of this prospectus).

(6)
Veritas Capital's interest in us is held indirectly through RA Aerospace Holding LLC. The Veritas Capital Fund, L.P., a Delaware limited partnership of which Veritas Capital is the general partner, is the manager of RA Aerospace Holding LLC. The Veritas Capital Fund, L.P. owns    % of the membership interests of RA Aerospace Holding LLC and, indirectly,            shares and    % of our common stock before the offering.

  Through the provisions of the operating agreement governing RA Aerospace Holding LLC, The Veritas Capital Fund, L.P. controls the vote of all our shares held by RA Aerospace Holding LLC and may be deemed to own all the shares of our common stock. Since, following the Reorganization, The Veritas Capital Fund, L.P. will continue to control the vote of our shares held by RA Aerospace Holding LLC, the number set forth in the table represents all the shares of our common stock held by RA Aerospace Holding LLC. Interests in RA Aerospace Holding LLC are not transferable without the consent of The Veritas Capital Fund, L.P. Furthermore, the Class B interests in RA Aerospace Holding LLC, a member of RAAH I, LLC, that will be held by members of management, are subject to a five-year vesting schedule with any unvested interests reverting to non-management members in the event they are forfeited or repurchased. If all unvested interests in RA Aerospace Holding LLC, as of December 28, 2001, were to expire without vesting, then The Veritas Capital Fund, L.P. would own     % of the percentage interests in RA Aerospace Holding LLC.

(7)
Messrs. McKeon and Campbell are the principals of Veritas Capital. Accordingly, they may be deemed to share beneficial ownership of the shares of our common stock beneficially owned by Veritas Capital although they disclaim this beneficial ownership except to the extent of their pecuniary interest in Veritas Capital.

(8)
Represents indirect interests held through the ownership of Class B interests in RA Aerospace Holding LLC. Such Class B interests are subject to the same allocation provisions and valuation assumptions described in footnote (5) above.

(9)
Raytheon Company's interest in us is held indirectly through Raytheon Aircraft Holdings, Inc., its wholly-owned subsidiary.

DESCRIPTION OF INDEBTEDNESS

        In connection with the 2001 Transaction, Raytheon Aerospace LLC entered into our existing senior secured credit facility with a syndicate of lending institutions, including Trustmark National Bank, Canadian Imperial Bank of Commerce, Heller Financial, Inc., General Electric Capital Corporation, Bank of Tokyo-Mitsubishi Trust Company, Credit Lyonnais and CIBC World Markets Corp. We expect these facilities to be replaced prior to the consummation of this offering with new facilities containing the terms described below. Our existing senior secured credit facility consists of:

  •
  a $50.0 million five-year Tranche A term loan facility;

  •
  a $50.0 million six-year Tranche B term loan facility; and

  •
  a $25.0 million five-year revolving credit facility, including sub-facilities for letters of credit and swingline loans.

        The Tranche A loan facility requires quarterly amortization payments ranging from $500,000 to $4.0 million until June 30, 2006, by which time the entire balance of the loan facility must be paid. The Tranche B loan facility requires quarterly amortization payments of $125,000 until June 29, 2007, by which time the entire balance of the loan facility must be paid.

        In addition to paying interest on outstanding principal under these facilities, we pay a commitment fee under the revolving credit facility in respect of unused commitments at a rate equal to 0.5% per year. We have the option of prepaying the existing senior secured credit facility without premium or penalty, subject to certain minimum prepayment requirements. Certain actions may require prepayment of various amounts to the lenders. Such actions include certain asset dispositions, debt issuance, equity issuance, excess cash flow and receipt of insurance or other recovery funds.

        The obligations under the existing senior secured credit facility are guaranteed by RAAH I, LLC. All of our obligations under the facilities are secured by a first priority perfected security interest in substantially all existing and future tangible and intangible assets owned by us or the guarantor, including real estate, equipment, inventory, receivables, contracts, trademarks, and intellectual property, subject to customary exceptions for transactions of this type.

        We have the option to pay interest on the existing senior secured credit facility at (i) the alternate base rate in effect from time to time, (ii) LIBOR or (iii) a combination of both. In each case, an applicable margin rate ranging from 1.5% to 4.0% will be added, depending on the type of loan and our leverage ratio. Our existing senior secured credit facility also contains customary covenants and events of default.

        In connection with this offering we are currently negotiating to replace at the closing of this offering our existing senior secured credit facility with a new senior secured credit facility consisting of a $     million    -year term loan and a $     million    -year revolving credit facility. We expect that Vertex Aerospace LLC will be the borrower under the new senior secured credit facility and that such facility will have similar covenants and restrictions as our existing facility and that the facility will be guaranteed by Vertex Aerospace, Inc.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 200 million shares of common stock $0.01 par value per share and 20 million shares of preferred stock $0.01 par value per share.

        The following description of the material terms of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of May 25, 2002, there was one share of our common stock outstanding. There will be            shares of common stock outstanding after completion of this offering.

        Voting rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

        Dividend rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our existing senior secured credit facility imposes restrictions on our ability to declare dividends with respect to our common stock.

        Liquidation rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including our preferred stock.

        Other matters.    The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        As of the date hereof, there were no shares of preferred stock outstanding. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our certificate of incorporation. We have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock. The listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Directors' Exculpation and Indemnification

        Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The certificate also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Registration Rights

        Pursuant to a registration rights agreement, Raytheon Aircraft Holdings, Inc., RA Aerospace Holding LLC and holders of our senior subordinated notes will have the registration rights described under "Transactions with Related Parties—Registration Rights Agreements."

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

        We will not be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers which prohibits a Delaware corporation from engaging in some business combinations with an "interested stockholder." The restrictions contained in Section 203 will not apply to us until the first time both of the following conditions apply:

  •
  Section 203 by its terms would apply to us; and

  •
  stockholders who are natural persons beneficially own 20% or more of the total voting power on the effective date of this offering cease to continue to own 20% of the total voting power.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 10% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Election and removal of directors

        Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management—Board of Directors." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

        Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

        Directors may be removed only with cause.

Board meetings

        Our bylaws provide that the chairman of the board or our secretary, at the request of any two directors, may call special meetings of the board of directors.

Stockholder meetings

        Our certificate of incorporation provides that special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or by a resolution adopted by our board of directors.

Requirements for advance notification of stockholder nominations and proposals

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors.

Amendment of certificate of incorporation and bylaw provisions

        Amendment of the provisions described above in our certificate of incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least 80% of our then outstanding voting stock. Amendments to any other provisions of our certificate of incorporation generally require the affirmative vote of a majority of our then outstanding voting stock. Our bylaws may be amended by the affirmative vote of our directors or the affirmative vote of at least 80% our then outstanding common stock.

Rights agreement

        We intend to adopt, prior to consummation of this offering, a rights agreement, subject to the approval of our board. Under the rights agreement, one right will be issued and attached to each share of our common stock including all shares that are outstanding. Each right will entitle the holder, in the circumstances described below, to purchase from our company a unit consisting of one one-hundredth of a share of series A junior participating preferred stock, no par value per share, at an exercise price of $10.00 per right, subject to adjustment in certain events.

        Initially, the rights will be attached to all certificates representing outstanding shares of common stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

  •
  10 days following a public announcement that a person or group other than certain exempt persons has acquired or obtained the right to acquire beneficial ownership of 10% or more of the shares of common stock then outstanding; and

  •
  10 days, or later, if determined by our board prior to any person acquiring 10% or more of the shares of common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

        As soon as practicable after the distribution date, certificates will be mailed to holders of record of common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Prior to the distribution date, all shares of common stock issued will be issued with rights. Shares of common stock issued after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

  •
  the exercise of stock options that were granted or awarded prior to the distribution date;

  •
  employee plans or arrangements we adopted prior to the distribution date;

  •
  the exercise, conversion or exchange of securities issued prior to the distribution date; or

  •
  our contractual obligations.

        The final expiration date of the rights will be the close of business on                    , 20    , unless earlier redeemed or exchanged by us as described below.

        In the event that a person acquires 10% or more of the shares of common stock then outstanding, except pursuant to a tender offer or exchange offer for all the outstanding shares of our common stock approved by our board before the person acquires 10% or more of the shares of common stock then outstanding, each holder of a right other than that person and certain related parties, whose rights will automatically become null and void, will thereafter be entitled to receive, upon exercise of the right, a number of shares of common stock, or, in certain circumstances, cash, property or other securities of our company, having a current market price averaged over the previous 30 consecutive trading days equal to two times the exercise price of the right.

        If, at any time on or after a person acquires 10% or more of the shares of common stock then outstanding, our company effects a merger or other business combination in which it is not the surviving entity, or any shares of our common stock are changed into or exchanged for other securities, or 50% or more of its assets, cash flow or earning power is sold or transferred, then each holder of a right, except rights owned by any person who has acquired 10% or more of the shares of common stock then outstanding or certain related parties, which will have become void as set forth above, will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a fair market value equal to two times the exercise price of the right.

        The exercise price payable, and the number of shares of series A junior participating preferred stock, shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the series A junior participating preferred stock payable in shares of series A junior participating preferred stock, a subdivision or combination of the series A junior participating preferred stock, a grant or distribution to holders of the series A junior participating preferred stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events. In addition, the number of rights associated with each share of our common stock is subject to adjustment in the event of a declaration of a dividend on our common stock payable in common stock or a subdivision or combination of our common stock.

        No fractional rights or shares of series A junior participating preferred stock will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the common stock, right or series A junior participating preferred stock on the last trading date prior to the date of exercise. Pursuant to the rights agreement, we reserve the right to require that, prior to the occurrence of one of the events that triggers the ability to exercise the rights, upon any exercise of rights, a number of rights be exercised so that only whole shares of series A junior participating preferred stock will be issued.

        We will also have the option, at any time after a person acquires 10% and before a person acquires a majority of the shares of our common stock then outstanding to exchange some or all of the rights, other than rights owned by the acquiring person or certain related parties, which will have become void, at an exchange ratio of one share of common stock and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

        At any time prior to the time the rights become exercisable, our company, by vote of a majority of our board, may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of common stock or other consideration as our board may determine. Upon redemption, the rights will terminate and holders of rights will receive only the redemption price.

        For as long as the rights are redeemable, our company may amend the rights agreement in any manner, including extending the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Until a right is exercised, the holder, as such, will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

        Our certificate of incorporation provides that each share of series A junior participating preferred stock that may be issued upon exercise of the rights will be entitled to receive, when, as and if declared, cash and non-cash dividends equal to the greater of:

  •
  a dividend multiple of 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on the common stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock; or

  •
  preferential quarterly cash dividends of $0.01 per share.

        Holders of series A junior participating preferred stock will have a vote multiple of 100 votes per share, subject to adjustments for dividends payable in common stock or subdivisions or combinations of common stock and, except as otherwise provided by the certificate of incorporation, or applicable law, will vote together with holders of common stock as a single class. In the event that the preferential quarterly cash dividends are in arrears for six or more quarterly dividend payment periods, holders of series A junior participating preferred stock will have the right to elect two additional members of our board.

        In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the series A junior participating preferred stock, the holders of any series A junior participating preferred stock will be entitled to receive liquidation payments per share in an amount equal to the following:

  •
  $1.00 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment; and

  •
  a proportionate share, on equal terms with the holders of common stock, of the assets remaining after payment described above and a nominal payment to the holders of common stock.

        The rights of the series A junior participating preferred stock as to dividends, voting and liquidation are protected by antidilution provisions.

        In the event of a consolidation, merger or other transaction in which the shares of capital stock are exchanged, holders of shares of series A junior participating preferred stock will be entitled to receive an amount per share, equal to 100 times the amount of stock, securities, cash or other property for which each share of common stock is exchanged. The shares of series A junior participating preferred stock are not redeemable at the option of our company or any holder thereof.

        The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if that acquisition may be in the best interests of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board.

        The rights agreement excludes each of Veritas Capital and Raytheon Company, as well as transferees of at least 10% of our then outstanding common stock from Veritas Capital or Raytheon Company, from being considered an acquiring person.

Listing

        We will apply to list our common stock on the New York Stock Exchange under the trading symbol "VRT."

Transfer Agent And Registrar

        The transfer agent and registrar for our common stock is                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

        Upon completion of this offering, we will have outstanding            shares of common stock. Of these shares, the                        shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

        The remaining                        shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. RA Aerospace Holding LLC will own            shares of such restricted securities following this offering and Raytheon Aircraft Holdings, Inc., a wholly-owned subsidiary of Raytheon Company, will own     shares of such restricted securities following this offering.

        Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

Number of Shares	Date
After the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus.

        All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of then-outstanding shares of common stock, or            shares; and

  •
  the average weekly trading volume in the common stock on The New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

        Our officers, directors and all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock (other than shares they may sell in this offering) or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus.

CERTAIN FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. As used herein, "non-U.S. holder" means any person or entity that holds our common stock, other than:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, or of any state of the United States or the District of Columbia;

  •
  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We assume in this summary that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). This summary is for general information only. It does not address aspects of U.S. federal taxation other than income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a non-U.S. holder in light of the holder's particular circumstances (for instance, partnerships, insurance companies, tax-exempt organizations, pension funds, broker-dealers, and financial institutions), nor does it consider any specific consequences or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", corporations that accumulate earnings to avoid U.S. federal income tax, owners of more than 5% of our common stock and certain U.S. expatriates). In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a non-U.S. holder's decision to purchase shares of our common stock. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE NON-U.S. TAX CONSEQUENCES, TO THEM OF OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Income Tax

Dividends

        We do not have a present intention to pay dividends on shares of our common stock. In general, however, dividends we pay to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with a U.S. trade or business, and, if a treaty applies, attributable to a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax, imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), on the repatriation or deemed repatriation from the United States of its "effectively connected earnings and profits", subject to certain adjustments and exceptions. Under applicable Treasury Regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) must satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Disposition of Our Common Stock

        Generally, non-U.S. holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the holder's conduct of a trade or business within the United States, and if a tax treaty applies, is attributable to a permanent establishment or fixed base of the holder in the United States; in any such case gain will be subject to regular graduated U.S. income tax rates and the branch profits tax described above may also apply if the non-U.S. holder is a corporation;

  •
  in the case of a non-U.S. holder who is a non-resident alien individual, the holder is present in the United States for 183 or more days in the taxable year of the sale and other conditions are met;

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met; we do not believe we are or have been a United States real property holding corporation and do not expect to become one in the future; or

  •
  the holder is subject to tax pursuant to U.S. federal income tax provisions applicable to certain U.S. expatriates.

Estate Tax

        If an individual non-U.S. holder owns, or is treated as owning, our common stock at the time of his or her death, such stock would generally be includable in the individual's gross estate for U.S. federal estate tax purposes. In such case, our common stock may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable estate tax treaty.

Backup Withholding and Information Reporting

        Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends that we paid to such holder and the amount of tax that we withheld on those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides or is established.

        Dividends paid on our common stock to a non-U.S. holder will generally be subject to backup withholding (currently imposed at a 30% rate) if the holder fails to establish an exemption or to furnish other required information (which is generally provided by furnishing a properly executed Internal Revenue Service Form W-8BEN or any successor form).

        Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption (for example, that it is a corporation). Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker and foreign brokers with certain types of connections to the United States, are generally subject to information reporting, but not backup withholding, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption.

        Backup withholding is not an additional tax. A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service.

        Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of an exemption from such requirements and the procedures for obtaining such an exemption.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated    , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Lehman Brothers Inc. and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Goldman, Sachs & Co.
Lehman Brothers Inc.
CIBC World Markets Corp.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of    additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. The underwriters and selling group members may allow a discount of $        per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because an affiliate of CIBC World Markets Corp., one of the underwriters, owns 10% or more of our subordinated debt. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit

Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

        Our officers, directors and all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock (other than shares they may sell in this offering) or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus.

        The underwriters have reserved for sale at the initial public offering price up to    shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. We have agreed to indemnify the selling stockholders against liabilities under the Securities Act, or to contribute to payments that the selling stockholder may be required to make in that respect.

        We have applied to list the shares of common stock on The New York Stock Exchange.

        In connection with the listing of the common stock on The New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by a negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

  •
  the information in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

        After giving effect to this offering and assuming no exercise of the over-allotment option, an affiliate of CIBC World Markets Corp. will own approximately             shares of our common stock. Affiliates of CIBC World Markets Corp. are parties to our existing senior secured credit facility as agent and lender. In addition, an affiliate of CIBC World Markets Corp. owns a portion of our outstanding senior subordinated notes and will receive $12.1 million of the net proceeds of this offering from the redemption of those securities (based on the amount of securities outstanding as of March 29, 2002).

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

        We are currently in compliance with the terms of the indebtedness owed by us to affiliates of CIBC World Markets Corp. under both our existing senior secured credit facility and our senior subordinated notes. The decision of CIBC World Markets Corp. to distribute our common stock was made independently of its affiliates who are our stockholders or creditors. These affiliates had no involvement in determining whether or when we would sell our common stock or the terms of this offering. The underwriters will not receive any benefit from this offering other than as disclosed in this prospectus.

LEGAL MATTERS

        Selected legal matters in connection with the offering of common stock are being passed upon for us by Winston & Strawn, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

EXPERTS

        The financial statements of Vertex Aerospace, Inc. as of May 28, 2002, the consolidated financial statements RAAH I, LLC as of December 28, 2001 and the period from June 28, 2001 through December 28, 2001, the consolidated financial statements of Raytheon Aerospace Company, a wholly-owned subsidiary of Raytheon Aircraft Holdings, Inc., as of December 31, 2000 and 1999, the period from January 1, 2001 through June 27, 2001, and for the years ended December 31, 2000 and 1999, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting in auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of RAAH I, LLC and Raytheon Aerospace Company
Report of Independent Accountants—RAAH I, LLC	F-2
Report of Independent Accountants—Raytheon Aerospace Company	F-3
Consolidated Balance Sheets as of December 31, 2000, December 28, 2001, and March 29, 2002 (unaudited).	F-4

Consolidated Statements of Operations for the Years Ended December 31, 1999 and 2000, the Period from January 2, 2001 through June 27, 2001, the Period from June 28, 2001 through December 28, 2001 and the Quarters Ended March 30, 2001 and March 29, 2002 (Unaudited).	F-5

Consolidated Statements of Members' Capital and Parent Investment Account for the Years Ended December 31, 1999 and 2000, the Period from January 1, 2001 through June 27, 2001, and the Period from June 28, 2001 through December 28, 2001	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 1999 and 2000, the Period from January 1, 2001 through June 27, 2001, and the Period from June 28, 2001 through December 28, 2001 and the Quarters Ended March 30, 2001 and March 29, 2002 (Unaudited).	F-7
Notes to Consolidated Financial Statements	F-9
Balance Sheet of Vertex Aerospace, Inc.
Report of Independent Accountants	F-33
Balance Sheet as of May 28, 2002	F-34
Note to Balance Sheet	F-35

Report of Independent Accountants

To the Board of Directors of RAAH I, LLC and the
Members of RAAH I, LLC

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of members' capital, and of cash flows present fairly, in all material respects, the consolidated financial position of RAAH I, LLC (referred to herein as "the Company") at December 28, 2001, and the consolidated results of operations and cash flows for the period from June 28, 2001 through December 28, 2001 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 27, 2002
Birmingham, Alabama

Report of Independent Accountants

To the Board of Directors of RAAH I, LLC and the
Members of RAAH I, LLC

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of parent investment account, and of cash flows present fairly, in all material respects, the consolidated financial position of Raytheon Aerospace Company (the Predecessor Entity) at December 31, 2000, and the consolidated results of operations and cash flows for the period from January 1, 2001 through June 27, 2001 and the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Predecessor Entity's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 27, 2002
Birmingham, Alabama

RAAH I, LLC (and predecessors)
Consolidated Balance Sheets

	Predecessor
	December 31, 2000	December 28, 2001	March 29, 2002
			(unaudited)
	($ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$163	$158	$154
Accounts receivable:
Billed, net of allowance of $925, $1,166 and $1,166 at December 31, 2000, December 28, 2001 and March 29, 2002, respectively	36,545	53,604	52,451
Unbilled	44,011	24,206	26,107
Work in process	11,847	10,986	9,041
Inventories, net	29,484	35,905	37,615
Deferred income taxes	15,216	—	—
Prepaid expenses and other current assets	4,146	350	768

Total current assets	141,412	125,209	126,136
Core inventory, net	25,171	24,821	25,769
Property, plant and equipment, net	5,469	7,357	7,904
Other assets	3,487	—	—
Intangible assets, net	51,403	145,353	148,388

	$226,942	$302,740	$308,197

LIABILITIES
Current liabilities:
Drafts outstanding	$6,553	$11,238	$6,982
Accounts payable	31,317	15,176	14,329
Payroll and benefit-related liabilities	9,234	12,867	18,644
Other accrued expenses	11,126	13,258	10,891
Current portion—accrued contract loss	1,301	2,215	3,194
Current portion of long-term debt and revolver	2,236	8,521	19,721

Total current liabilities	61,767	63,275	73,761
Derivative financial instruments	—	1,041	575
Accrued contract loss, net of current portion above	9,399	10,807	8,981
Deferred income taxes	748	—	—
Long-term debt, net of current portion above	4,627	172,175	169,438

Total liabilities	76,541	247,298	252,755
Commitments and contingencies (Note 15)
Member's redeemable preferred capital	—	52,645	53,467
MEMBERS' CAPITAL AND PARENT INVESTMENT ACCOUNT
Members' common capital	—	2,797	1,975
Parent investment account	150,401	—	—

	$226,942	$302,740	$308,197

Pro forma unaudited stockholders' equity related to issuance of common shares of beneficial interest:
Common stock
Additional paid in capital

The accompanying notes are an integral part of these consolidated financial statements.

RAAH I, LLC (and predecessors)

Consolidated Statements of Operations

						Predecessor
	Predecessor
						Quarter Ended
	Year Ended December 31,		January 1, 2001 to June 27, 2001	June 28, 2001 to December 28, 2001
						March 30, 2001	March 29, 2002
	1999	2000
						(unaudited)
	($ in thousands except per share data)
Net sales	$426,336	$489,663	$242,292		$258,092	$117,337		$130,370
Cost of sales	375,754	434,696	210,925		227,787	99,226		114,357
Selling, general and administrative expenses	27,482	27,435	12,542		11,143	7,396		5,968
Amortization expense	1,455	1,455	1,121		5,819	513		1,424
Gain (loss) on disposal of property, plant and equipment	(22)	—	(154)		1	—		—

Operating income	21,623	26,077	17,550		13,344	10,202		8,621
Interest expense	(5,629)	(4,941)	(2,521)		(11,113)	(1,094)		(5,374)
Gain (loss) on derivative financial instruments	—	—	—		(1,041)	—		466
Interest income	1,185	753	870		336	309		—
Other income (expense), net	(51)	14	(23)		63			(67)

Income before provision for income taxes	17,128	21,903	15,876		1,589	9,417		3,646
Provision for income taxes	7,418	9,281	6,368		—	3,767		—

Net income	$9,710	$12,622	$9,508		1,589	$5,650		3,646

Distributions to redeemable preferred unitholders and accretion to redemption value					(2,742)			(1,371)

Net income (loss) available to common unitholders					$(1,153)			$2,275

Supplemental disclosure of tax information:
Pro forma tax provision (unaudited)					$636			$1,458

Pro forma unaudited earnings per share related to the issuance of common shares of beneficial interest:
Basic income per common share				$			$

Weighted average shares outstanding
Diluted income per common share				$			$

Weighted average shares outstanding

The accompanying notes are an integral part of these consolidated financial statements.

RAAH I, LLC (and predecessors)

Consolidated Statements of Members' Capital and
Parent Investment Account

	Parent Investment Account	Common Senior Member's Capital	Common Junior Member's Capital	Total
	($ in thousands)
Balance, December 31, 1998	$129,987			$129,987
Net income	9,710			9,710
Net transfers from Predecessor Owner	22,777			22,777

Balance, December 31, 1999	162,474			162,474
Net income	12,622			12,622
Net transfers to Predecessor Owner	(24,695)			(24,695)

Balance, December 31, 2000	150,401			150,401
Net income	9,508			9,508
Net transfers from Predecessor Owner	5,641			5,641

Balance, June 27, 2001, pre-2001 Transaction	165,550			165,550
Distribution of noncash assets	(47,000)			(47,000)
Transaction adjustments to eliminate Parent Investment Account and record assets and liabilities at fair value	(118,550)	$42,000	$15,143	(61,407)
Purchase price in excess of Predecessor
Owner carryover basis			(50,662)	(50,662)

Balance, June 27, 2001, post-2001 Transaction	$—	42,000	(35,519)	6,481

Redeemable preferred capital accretion to preferred redemption value			(1,152)	(1,152)
Distributions		(836)	(391)	(1,227)
Purchase price in excess of Predecessor Owner carryover basis			(1,305)	(1,305)

Balance, December 28, 2001		$41,164	$(38,367)	$2,797

The accompanying notes are an integral part of these consolidated financial statements.

RAAH I, LLC (and predecessors)

Consolidated Statements of Cash Flows

	Predecessor				Predecessor
	Year Ended December 31,				Quarter Ended
			January 1, 2001 to June 27, 2001	June 28, 2001 to December 28, 2001
					March 30, 2001	March 29, 2002
	1999	2000
					(unaudited)
	($ in thousands)
Cash flows from operating activities:
Net income	$9,710	$12,622	$9,508	$1,589	$5,650	$3,646
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
(Gain) loss on disposal of property, plant and equipment	22	—	154	(1)	—	—
Depreciation and amortization	2,762	3,091	1,819	6,859	814	2,325
Deferred income tax provision/(benefit)	754	(3,379)	(4,465)	—	(2,640)	—
Interest accumulated in subordinated debt				1,130	—	570
Increase (decrease) in current taxes payable	(4,831)	5,242	9,963	—	7,182	—
(Gain) loss on derivative financial instruments	—	—	—	1,041	—	(466)
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	(33,792)	(2,581)	16,697	(49,103)	13,201	(747)
Decrease (increase) in inventories, net	(8,321)	(5,192)	(23,777)	6,719	(15,277)	(711)
Decrease (increase) in prepaid expenses and other current assets	778	3,873	(1,353)	5,149	2,990	(418)
(Decrease) increase in accounts payable	2,746	15,508	(18,546)	(473)	1,237	(847)
(Decrease) increase in payroll and benefit-related liabilities	1,579	876	6,498	(4,946)	6,259	5,776
(Decrease) increase in other accrued expenses	1,482	3,170	(3,047)	(2,721)	(4,610)	(2,368)
(Decrease) increase in accrued contract loss	—	4,400	3,800	(1,478)	1,900	(847)

Net cash (used in) provided by operating activities	(27,111)	37,630	(2,749)	(36,235)	16,706	5,913

Cash flows from investing activities:
Cash paid in connection with the 2001 Transaction (Note 1)	—	—	—	(160,421)	—	(6,573)
Payment of transaction fees (Note 1)	—	—	—	(7,283)	—	—
Expenditures for property, plant and equipment	(191)	(356)	(1,767)	(973)	(821)	(1,097)
Increase in other assets	(1,397)	(1,993)	—	—	—	—
Proceeds from sale of property, plant and equipment	6	—	2	1	—	—

Net cash used in investing activities	(1,582)	(2,349)	(1,765)	(168,676)	(821)	(7,670)

The accompanying notes are an integral part of these consolidated financial statements.

RAAH I, LLC (and predecessors)

Consolidated Statements of Cash Flows (continued)

	Predecessor				Predecessor
	Year Ended December 31,				Quarter Ended
			January 1, 2001 to June 27, 2001	June 28, 2001 to December 28, 2001
					March 30, 2001	March 29, 2002
	1999	2000
					(unaudited)
	($ in thousands)
Cash flows from financing activities:
Increase (decrease) in drafts outstanding	1,349	(3,925)	10,334	904	1,427	(4,256)
Proceeds from borrowings	—	—	—	175,000	—	10,000
Proceeds from senior common capital contribution	—	—	—	42,000	—	—
Payment of financing costs	—	—	—	(8,624)	—	—
Repayments of borrowings	(262)	(1,389)	(1,661)	(1,887)	—	(2,108)
Distributions to common unitholders	—	—	—	(1,227)	—	(1,335)
Distribution to preferred unitholders				(1,097)	—	(548)
Net activity in Parent Investment Account	27,608	(29,937)	(4,322)		(17,327)

Net cash provided by (used in) financing activities	28,695	(35,251)	4,351	205,069	(15,900)	1,753

Net increase (decrease) in cash and cash equivalents	2	30	(163)	158	(15)	(4)
Cash and cash equivalents, beginning of period	131	133	163	—	163	158

Cash and cash equivalents, end of period	$133	$163	$—	$158	$148	$154

Non-cash transactions:
Capital lease acquisitions	$2,267	$828	$1,046	$205

Transfer of inventory (to) from customer	$6,700	$(6,700)

Inventory financing from customer		$5,419

Distribution of accounts receivable to Predecessor Owner				$47,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$222	$7,265

The accompanying notes are an integral part of these consolidated financial statements.

RAAH I, LLC (and predecessors)

Notes to Consolidated Financial Statements

As of December 31, 2000 and December 28, 2001, the Years Ended December 31, 1999 and 2000,
the Period from January 1, 2001 through June 27, 2001 and the Period from
June 28, 2001 through December 28, 2001
($ in thousands except per share data)

1. Formation, Nature of Business, Basis of Presentation and Impact of the 2001 Transaction

Formation

        RAAH I, LLC (referred to herein as the "Company") was formed on June 27, 2001 through a transaction between Raytheon Aircraft Holdings, Inc. (the "Junior Common Member" or "Predecessor Owner") and RA Aerospace Holding LLC (the "Senior Common Member"). In connection with the terms of this transaction, the Predecessor Owner contributed substantially all assets and liabilities excluding retained receivables of Raytheon Aerospace Company (the "Predecessor Entity"), a wholly-owned subsidiary of the Predecessor Owner, into the Company as a newly-formed entity in exchange for a 26.5% voting common capital ownership, a preferred ownership, and approximately $160,400 in cash. The Senior Common Member contributed $42,000 in cash to the Company in exchange for a 73.5% voting common capital ownership. We refer to this transaction herein as the "2001 Transaction."

Nature of Business

        We are a leading provider of aerospace and other technical services to the U.S. Department of Defense and other government agencies, including the Air Force, Navy, Army, Marine Corps, Customs Service, Drug Enforcement Administration and NASA. Our services include logistics support, maintenance and repair, supply chain management, depot-level maintenance and overhaul, component repair and pilot training. These services are provided under both prime contracts and subcontracts, which may be fixed-price, time-and-material or cost-plus contracts depending on the work requirements and other individual circumstances.

        Contracts with the U.S. Government are generally bid for a period of several years and awarded as a series of one-year options exercised by the customer. Annual option prices for the entire period are included in the original bid. Contracts are exercised annually by the U.S. Government effective October 1st.

Basis of Presentation and Impact of the 2001 Transaction

        The Company operates on a 52/53 week fiscal year. For 2001, the Company's post-2001 Transaction period end is December 28, 2001. The 2001 Transaction was accounted for using the purchase method of accounting. Accordingly, the transaction debt and purchase price were "pushed down" and recorded in the Company's consolidated financial statements. Retained earnings, deferred taxes, and accumulated depreciation and amortization were eliminated. All references to the pre-2001 Transaction period relate to the period from January 1, 2001 to June 27, 2001 and all references to the post-2001 Transaction period relate to the period from June 28, 2001 through December 28, 2001.

        The transaction was financed as follows:

Senior common capital	$42,000
Junior common capital	15,143
Senior term debt	100,000
Subordinated debt	75,000
Preferred redeemable capital	51,000

Consideration paid	$283,143

        In accordance with Emerging Issue Task Force Issue 88-16, Basis in Leveraged Buyout Transactions, due to the extent of the continuing common ownership of the Company by the Predecessor Owner, the assets are initially recorded at fair market value only to the extent of the lesser of the common ownership by the Senior Common Member or the percentage of monetary consideration paid to the Predecessor Owner relative to the total consideration paid. The difference between the total fair market value, or consideration paid, of the assets and the value recorded at the date of the 2001 Transaction is $50,662, which is recorded as a reduction of intangible assets and the Junior Common Member's capital. This resulting net consideration paid is allocated to assets, liabilities and capital at the date of the 2001 Transaction as follows:

Net working capital and other liabilities	$77,987
Identifiable intangible assets	79,101
Goodwill	68,174
Property, plant and equipment	7,219
Debt incurred to effect the 2001 Transaction	(175,000)
Member's preferred redeemable capital	(51,000)
Senior common capital	(42,000)
Junior common capital	35,519

        Subsequent to the date of the 2001 Transaction, the Company incurred $4,861 in additional costs related to the the 2001 Transaction that are recorded as additional goodwill. Of these additional costs, $3,707 related to contingent consideration paid during the post-2001 Transaction period. The remainder relates to additional transaction costs and other items necessary to reflect the 2001 Transaction. These additional costs are also recorded at fair market value, which is limited to the lesser of common ownership by the Senior Common Member or the percentage of monetary consideration paid to the Predecessor Entity relative to the total consideration paid. Accordingly, goodwill and the Junior Common Member's capital are reduced by $1,305.

        The 2001 Transaction contains certain final payment provisions that relate to the change in value of the June 27, 2001 net assets as compared to the December 31, 2000 net assets, adjusted for certain negotiated items as defined in the transaction agreements. Due to the nature of these items, the final purchase price was not known until subsequent to December 28, 2001. This contingent consideration is recorded when the contingency is resolved and consideration becomes issuable. On March 22, 2002, the Company and the Predecessor Owner agreed to terms and negotiated a final purchase price. In connection with these negotiations, the Company paid the Predecessor Owner an additional $6,573, which is recorded as goodwill in the quarter ended March 29, 2002, and which is limited to the lesser of common ownership by the Senior Common Member or the percentage of monetary consideration paid to the Predecessor Entity relative to the total consideration paid. Accordingly, goodwill and the Junior Common Member's capital was reduced by $1,763.

        In connection with the transaction agreements, $47,000 in trade accounts receivable was retained by the Predecessor Owner and was not capitalized in the records of the Company at the date of the 2001 Transaction. Accordingly, this amount is recorded as a noncash distribution to the Predecessor Owner during Company formation.

        The interim financial information for the quarters ended March 30, 2001 and March 29, 2002 provided herein is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal, recurring adjustments, necessary for a fair statement of the results for the interim periods.

2. Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements reflect the accounts of RAAH I, LLC and predecessors. All intercompany transactions have been eliminated.

        Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used when accounting for long-term contracts, including estimates of the extent of progress towards completion, contract revenue, contract completion costs, contingencies and customer and vendor claims as well as estimates for excess inventory and obsolescence reserves, self-insurance reserves for employee health insurance and workers' compensation, and allowances for anticipated contract losses, litigation and environmental liabilities. Actual results could differ from those estimates.

        Revenue Recognition—The Company records revenue on its contracts using the percentage-of-completion method as prescribed by Statement of Position ("SOP") 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. For fixed-price contracts, estimated final contract revenue and costs are periodically reviewed and revisions are made as required. The effects of these revisions are reported in the accounting periods in which the revisions are made. On cost-plus contracts, revenue is recognized to the extent of costs incurred plus a proportionate amount of fee earned and, on time-and-materials contracts, revenue is recognized to the extent of billable rates multiplied by hours delivered plus material and other reimbursable costs incurred. Losses on contracts are recognized when they become known. Some contracts contain incentive provisions based upon performance in relation to established budgets which are recognized in the contract estimates when deemed realizable. General and administrative costs applicable to U.S. government contracts are included in contract costs. Some contracts contain provisions requiring the Company to serve as agent to the customer for purchases of inventory which are reimbursed from the customer. 1999, 2000, pre-2001 Transaction period and post-2001 Transaction period net sales and cost of sales exclude the impact of such purchases, which amounted to approximately $68,500, $86,800, $52,000, and $44,400, respectively.

        Receivables and payables related to contracts are generally expected to be paid in less than one year.

        Government Contracts—U.S. government contracts are subject to competition, changes in procurement policies and regulations, the continuing availability of congressional appropriations, world events and the size and timing of programs in which the Company may participate.

        A substantial portion of the Company's U.S. government contracts is fixed-price. U.S. government contracts generally may be terminated in whole or in part at the convenience of the U.S. government or if the contractor is in default. The Company may be entitled to additional compensation or be liable for additional costs, depending on whether the contract was terminated at the convenience of the U.S. government or for contractor default, respectively.

        Contract Segmenting—Contracts that include several elements or phases, each of which is negotiated separately with the same customer and agreed to perform without regard to the performance of the others, are segmented. If a Company program is segmented, revenue are assigned to the different elements or phases to achieve different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue. In addition, if a program contains a single contract or a group of contracts, with segments that have different rates of profitability, those contracts are also segmented.

        Income Taxes—The Company is a limited liability company ("LLC"), which is not subject to U.S. federal income tax. Accordingly, there is no tax provision or benefit and resulting tax liability or asset, respectively, presented for the post-2001 Transaction period in these consolidated financial statements. All income is passed through to each member in accordance with the terms of the Company's LLC agreement, as discussed in Note 3.

        Relative to the pre-2001 Transaction period, the Predecessor Entity's operations have been included in the consolidated income tax returns filed by the Predecessor Owner. A provision for income taxes for the pre-2001 Transaction period in the statement of operations is calculated on a separate return basis as if the Predecessor Entity had operated as a stand-alone entity. The Predecessor Entity's tax liability at the beginning and end of the pre-2001 Transaction period is included in the Parent Investment Account. The amount settled through the Parent Investment Account related to taxes currently payable is reflected as operating activities in the statements of cash flows.

2. Summary of Significant Accounting Policies (Continued)

        Cash and Cash Equivalents—The Company considers cash and cash equivalents to be short-term, highly liquid investments with remaining maturities at the purchase date of 90 days or less.

        Inventories—Inventories consist of parts used in aircraft maintenance and include consumables and new and used repairable parts. Consumable inventory represents items that are expended through utilization in performance under contracts. Inventories of consumables and new parts used in the performance of the contracts are valued at the lower of cost or market; cost is determined on the first-in, first-out basis. Used repairable parts, which are parts that are recovered in aircraft maintenance operations and repaired, are included in inventory at the average cost of comparable items. A reserve is established for inventory items that are considered excess or obsolete.

        Repairable inventory represents inventory that contains a repairable "core" that may be refurbished and used to service contracts. A core's future utility gradually diminishes over time and eventually reaches a state in which the core is beyond economic repair. Cores are assets of the Company. An additional cost element of the repairable inventory is the cost of refurbishing the core. In performance under the Company's contracts, customers are billed for the repair cost, but not the value of the core, as the Company permanently retains core values. Core values are realized by the Company upon ultimate liquidation of the repairable inventory through a sale or transfer to a third party. As of December 28, 2001, there are no management plans to dispose of repairable inventory through a sale during 2002. Therefore, the core values of repairable inventory are included as noncurrent assets in these consolidated financial statements.

        Work in Process—Work in process represents net contract costs incurred that are in excess of contract billings. Work in process is presented at the lower of cost or market.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Major improvements are capitalized and included in property, plant and equipment while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

        Provisions for depreciation are computed using the double-declining balance and straight-line methods. Depreciation provisions are based on estimated useful lives as follows: machinery and equipment 3 to 10 years; information processing equipment 5 to 8 years; transportation equipment 3 to 10 years; furniture and fixtures 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

        Long-Lived Assets—The Company reviews for impairment of its long-lived assets and certain identifiable intangibles held and used in operations whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

        Intangible Assets—Relative to the post-2001 Transaction period, intangible assets are being amortized using the following methods and estimated useful lives.

Description	Method	Average Useful Life (Years)
Customer relationships	Estimated Benefit	17
Supply agreement	Estimated Benefit	7
Trade name/trademark	Estimated Benefit	2
Technology	Estimated Benefit	10
Goodwill	Straight-line	10
Software licenses	Straight-line	4

        Relative to the pre-2001 Transaction period and prior years, the Predecessor Entity maintained goodwill, which represented the excess of the consideration paid over the fair value of the net assets acquired in a 1995 acquisition made by the Predecessor Entity. That goodwill was amortized using the straight-line method over its estimated useful life of 40 years. The balance at the date of the 2001 Transaction was eliminated as part of the allocation discussed in Note 1.

        Deferred Financing Fees—Amortization of debt costs is recorded using the straight-line method, which approximates the effective interest method, over the terms of the related debt.

        Insurance Accruals—It is the Company's policy to act as a self-insurer for certain insurable risks consisting primarily of employee health insurance programs and workers' compensation. Losses and claims are accrued as incurred. The Company has reserves established in the amount of $8,359 and $3,494 for reported claims and incurred but not reported claims at December 28, 2001 and December 31, 2000. Prior to the 2001 Transaction, the Predecessor Owner indemnified the Predecessor Entity for workers' compensation, for a fee.

        Risks and Uncertainties—Companies which are engaged in supplying services to the U.S. government are subject to certain business risks. U.S. Government contracts may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors.

        The Company has five contracts that represent 64%, 65%, 64% and 65% of revenue in, 1999, 2000 the pre-2001 Transaction period and the post-2001 Transaction period, respectively. These contracts are as follows:

	Predecessor
Contracts	1999	2000	January 1, 2001- June 27, 2001	June 28, 2001- December 28, 2001
Department of Defense Contract Field Teams	$115,652	$131,562	$65,555	$69,952
Navy T34/44	51,080	50,886	26,990	25,160
Navy C-12	37,305	48,940	21,234	28,776
Air Force C-21	37,357	42,151	22,338	23,428
Air Force T-1A	31,527	43,046	19,588	20,008

        The Company's CFT program, which covers services for each of the U.S. Armed Forces and other government agencies, is coordinated under a master contract with the Air Force. Under the CFT program, individual delivery orders are generally originated by procurement agents located at the various base installations, with whom the Company interacts on a regular basis. Accordingly, the Company regards each individual procurement agent under the CFT program as a separate customer and each delivery order as a separate contract.

        Recently Issued Accounting Standards—In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137, Accounting for Statement No. 133. This accounting standard deferred the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The result of the adoption of this new standard had no impact on the consolidated financial position of the Company at June 27, 2001 or on the pre-2001 Transaction period. However, the adoption of this standard decreased net income during the post-2001 Transaction period and decreased members' capital at December 28, 2001 in the amount of $1,041.

        In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 supercedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that upon adoption of SFAS No. 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supercedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

        The Company adopted the provisions of SFAS No. 142 effective December 29, 2001. In connection with the adoption of SFAS No. 142, the Company did not reclassify any balances between goodwill and other intangible assets. In connection with this adoption, the Company will no longer record approximately $7,500 of annual amortization expense relating to its existing goodwill. There were no changes to the useful lives currently assigned in connection with the adoption of this standard.

        SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the assets as of the beginning of the fiscal year. The adoption of this standard resulted in no impairment of its goodwill or other long-lived assets.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain provisions of several other accounting standards. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, including segments of a business accounted for as discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. There is no impact related to the adoption of SFAS No. 144 on the Company's consolidated results of operations or financial position.

        In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other items, SFAS No. 145 requires that losses incurred related to the early extinguishment of debt be treated as interest expense as opposed to an extraordinary item as is required under the current literature. SFAS No. 145 is effective for financial statements issued for fiscal years beginning after May 15, 2002 and interim periods within those fiscal years, although earlier adoption is encouraged. The Company has elected to early adopt this pronouncement and is currently evaluating its impact.

3. Capital Structure

        Prior to the Company's formation, the Predecessor Entity presented assets to the extent that they exceeded liabilities in a Parent Investment Account which included the Predecessor Owner's equity investment in the Predecessor Entity and any intercompany debt. Interest related to advances from the Predecessor Owner was calculated using a rate of 6.5% during the pre-2001 Transaction period.

        Intercompany Cost Allocations—During the pre-2001 Transaction period, certain costs were allocated to the Predecessor Entity by the Predecessor Owner, primarily related to certain services, employee benefits, taxes, legal expenses, information systems and risk management. These costs allocations were made from formulas based on total head count and U.S. government sales, depending on the type of cost. Management believes that these bases of allocation are reasonable. The Predecessor Entity also participated in certain benefit plans of the Predecessor Owner. Total expense allocations from the Predecessor Owner amounted to approximately $11,000 for 1999, $9,500 for 2000, $2,300 for the quarter ended March 30, 2001 (unaudited) and $3,500 during the pre-2001 Transaction period.

        In connection with the Company's formation, there are three members' capital accounts which represent the Company's common and preferred members' ownership. The following discusses each of these members' capital accounts:

        Redeemable Preferred Units—The Predecessor Owner was initially allocated $51,000 of redeemable preferred units in partial exchange for its contribution of net assets to the Company. These units maintain a cumulative preferred yield of 10.75% that is primary to the Company's common ownership. These redeemable preferred units may be redeemed at the sole option of the holders of the redeemable preferred units at any time subsequent to June 27, 2008. This redemption is required to be made from available cash at an amount equal to the original basis of the redeemable preferred units, plus allocated and unallocated profits to attain the cumulative preferred yield, less distributions. If there is not sufficient cash available for redemption, upon a redemption request, all rights and privileges of the preferred units remain in effect until the redemption is complete. At the occurrence of a liquidation event as defined in the Company's operating agreement, the accreted preferred redemption value is redeemed secondarily to the then outstanding debt of the Company. The amount of redeemable preferred units presented in these consolidated financial statements at December 28, 2001 represents the redemption value of those units. During the post-2001 Transaction period, the entire amount of net income was allocated to the redeemable preferred units in accordance with the provisions of the Company's operating agreement. As this income allocation was not sufficient to satisfy the cumulative preferred yield, an additional $1,152 was accreted to the redeemable preferred unitholder from Junior Common Capital in accordance with the terms of the Company's operating agreement. In addition, cash distributions of $1,097 were made to the redeemable preferred unitholders during the post-2001 Transaction period.

        Senior Common Units—The Senior Common Member contributed $42,000 in cash in exchange for a 73.5% common, voting ownership of the Company. These units maintain a cumulative common yield of 27.5% that is secondary to the preferred yield of the Redeemable Preferred Units. During the post-2001 Transaction period, the Senior Common Units were allocated net income of $0 which results in an Unallocated Senior Common Yield of $5,775 exclusive of the distributions made during the post-2001 Transaction period as of December 28, 2001. At the occurrence of a liquidation event, the cumulative accreted Senior Common Unit value is liquidated secondarily to the then outstanding debt and the then accreted preferred unit redemption value of the Company.

        Junior Common Units—The Predecessor Owner was initially allocated $15,143 of Junior Common Units in partial exchange for its contribution of net assets to the Company. These units maintain a cumulative common yield of 27.5% that is secondary to the Company's preferred and senior common ownership. As discussed in Note 1, the initially allocated Junior Common Units balance was reduced by $50,662, resulting in a June 27, 2001 balance of ($35,519). During the post-2001 Transaction period, the Junior Common Units were allocated net income of $0 which results in an unallocated junior common yield of $2,082 as of December 28, 2001, exclusive of distributions made during the post-2001 Transaction period. At the occurrence of a liquidation event, the cumulative accreted Junior Common Units value is liquidated secondarily to the then outstanding debt, the then accreted preferred unit redemption value, and the then accreted Senior Common Unit redemption value.

        In addition, attached to the senior subordinated debt is a series of Class B Units that maintain a cumulative yield based on the income allocated to the Senior Common Units and Junior Common Units (the "Class B Unit Yield"). The Class B Unit Yield represents a cumulative yield of 6.1364% multiplied by the income allocated to the Senior Common Units and Junior Common Units, adjusted for an amount that equals 1/(1-0.061364) of the Senior Common Units' and Junior Common Units' 27.5% cumulative yield. During the post-2001 Transaction period, the Class B Units were allocated net income of $0 which results in an unallocated Class B Unit Yield of $514 as of December 28, 2001, exclusive of the distributions made during the post-2001 Transaction period. The Class B Unit Yield, to the extent applicable, is presented as interest expense in these post-2001 Transaction consolidated financial statements (see Note 9).

4. Accounts Receivable

        Accounts receivable consist of the following:

	December 31, 2000	December 28, 2001
U.S. Government end-use contracts:
Billed	$33,192	$44,930
Unbilled	44,011	24,206

	77,203	69,136
Other customers:
Billed	3,353	8,674

Total	$80,556	$77,810

        Unbilled amounts are primarily recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract. The Company recognized $925, $0, $116 and $125 in bad debt expense during 1999, 2000, the pre-2001 Transaction period and post-2001 Transaction period, respectively.

        Included in unbilled accounts receivable at December 31, 2000 and December 28, 2001 is approximately $8,000 and $3,774, respectively, related to change orders awaiting final contract modification which have not yet been billed to the customer. These outstanding change orders are not billed until the parties have agreed on the contract price. The Company believes it has a contractual or legal basis for pursuing recovery of these outstanding change orders and that collection is probable.

        Anticipated Losses on Contracts—The accrual for anticipated losses on contracts at December 31, 2000, December 28, 2001 and March 29, 2002 (unaudited), is $10,700, $13,022 and $12,175, respectively. This accrual is related to an Air Force program that was novated to the Predecessor Entity in connection with a previous acquisition. This program has been segmented for the purpose of calculating the anticipated loss on contract. In accordance with the Company's policy regarding contract segmenting, the cost-per-flight-hour and site support elements of this contract have been segmented from other elements of this program. During the pre-2001 Transaction period, the anticipated loss on this program was increased $3,800 based on changes in estimates. This accrual is based on significant management estimates formulated as a result of management studies and historical trends. Included in these estimates are specific assumptions made for this program, including planned future direct labor hours, material costs, projected direct labor rates, projected overhead rates and projected contingency costs. It is possible that actual results could differ from those assumptions and changes to the assumptions could occur in the near term. Results significantly different from those estimates could result in the realization of additional losses. Based on historical data and studies by the Company, management believes that these assumptions are a reasonable estimate of the losses to be incurred on the respective loss contract activity through completion.

5. Inventories

        Inventories consist of the following:

	December 31, 2000	December 28, 2001	March 29, 2002
			(unaudited)
Current inventory	$39,122	$45,296	$47,038
Less reserve for excess and obsolescence	(9,638)	(9,391)	(9,423)

Net current inventory	$29,484	$35,905	$37,615

Core inventory	$37,658	$36,616	$38,087
Less reserve for excess and obsolescence	(12,487)	(11,795)	(12,318)

Net core inventory	$25,171	$24,821	$25,769

6. Property, Plant and Equipment

        Property, plant and equipment consist of the following:

	December 31, 2000	December 28, 2001
Land	$—	$173
Leasehold improvements	1,885	1,676
Transportation equipment	3,223	1,760
Furniture and fixtures	774	22
Machinery and equipment	7,004	3,855
Information processing equipment	5,062	911

	17,948	8,397
Less accumulated depreciation	(12,479)	(1,040)

	$5,469	$7,357

        Depreciation expense is $1,307, $1,636, $698 and $1,040 for 1999, 2000, the pre-2001 Transaction period and post-2001 Transaction period, respectively.

7. Intangible Assets

        Intangible assets consist of the following:

	December 28, 2001
	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Customer relationships	$54,321	$1,624
Supply agreement	2,487	210
Trade name/trademark	1,493	235
Technology	8,289	685
Software licenses	559	78
Deferred financing fees	8,624	715

	75,773	3,547
Unamortized Intangible Assets:
Goodwill (unamortizable subsequent to December 28, 2001)	75,399	2,272

Total	$151,172	$5,819

December 31, 2000
Goodwill	$58,582
Less accumulated amortization	(7,179)

Total	$51,403

        Amortization expense is $1,455, $1,455, $1,121 and $5,819, for the 1999, 2000, pre-2001 Transaction period and post-2001 Transaction period, respectively, and, as it relates to the amortization of intangibles other than software licenses and deferred financing fees, is included in cost of sales.

        The estimated aggregate amortization expense for each of the succeeding five years is as follows:

2002	$6,559
2003	6,729
2004	6,450
2005	5,909
2006	5,883

        As discussed in Note 2, the Company initially adopted the provisions of SFAS No. 142 effective December 29, 2001. The amortization expense and net income of the Company for all periods is presented below:

	Predecessor
	Year Ended December 31,
			March 30, 2001	January 1, 2001 to June 27, 2001	June 28, 2001 to December 28, 2001
	1999	2000
			(unaudited)
Reported net income	$9,710	$12,622	$5,650	$9,508	$1,589
Goodwill amortization	1,455	1,455	364	728	2,272

Adjusted net income	$11,165	$14,077	$6,014	$10,236	$3,861

8. Payroll and Benefit-Related Liabilities

        Payroll and benefit-related liabilities consist of the following:

	December 31, 2000	December 28, 2001
Payroll	$3,697	$3,946
Taxes and withholdings	1,072	1,355
Vacation and accrued personal time	4,286	4,882
Bonuses	179	391
Retention bonuses	—	688
Retirement	—	1,605

	$9,234	$12,867

9. Long-Term Debt

        The Company's long-term debt consists of the following notes payable and financing agreements:

	December 31, 2000	December 28, 2001
Term loan facility:
Term Loan A		$49,500
Term Loan B		49,875

Total term loan facility		99,375
Senior subordinated debt		76,130
Capital lease obligations	$2,266	1,894
Financing of parts from customer	4,597	3,297

	6,863	180,696
Less current portion	(2,236)	(8,521)

	$4,627	$172,175

        Term Loan and Revolving Credit Facility—The Company has a credit facility with a consortium of banks which provides for (i) two term loans with an original principal amount of $100,000 and (ii) a revolving credit facility of up to $25,000 with a 5 year term to be used for working capital and general corporate purposes.

        The rates of interest applicable under the Term Loan and Revolving Credit facilities are variable, depending upon the general level of interest rates and the timing and nature of elections which the Company is entitled to make with respect to renewals of outstanding debt or increments of additional debt. For Term Loan A, the Company is currently paying interest monthly at LIBOR plus 3.5% (6.05% at December 28, 2001) and, for Term Loan B, the Company is currently paying interest monthly at LIBOR plus 4.0% (6.55% at December 28, 2001).

        The Company also maintains a revolving credit facility, which allows for a maximum borrowing of $25,000. Interest on the revolving credit facility accrues at either LIBOR plus 3.50% or Base (Prime) rate plus 2.50% depending on the Company's election. At December 28, 2001, and March 29, 2002 there was $0 and $10,000 (unaudited), respectively, outstanding on this facility. For a fee of 3.75% per annum (3.50% borrowing spread and a .25% fronting fee), the revolving credit facility is available for the issuance of stand-by and trade letters of credit to support obligations of the Company. At December 28, 2001, there was a balance outstanding of $2,145 on this facility for Letters of Credit. The Company paid $26 in fees for letters of credit during the post-2001 Transaction period. In addition, the Company pays a commitment fee of .50% per annum on the unutilized portion of the revolving credit facility. The Company paid commitment fees of $61 on the revolving credit facility during the post-2001 Transaction period. There were no revolving credit loans drawn on the revolving credit facility during the post-2001 Transaction period.

        The above loans are collateralized by substantially all of the assets of the Company and have various covenants which limit the Company's ability to incur, or prohibit the Company from incurring, additional indebtedness, disposing of assets, merging with other entities, declaring discretionary distributions, or making capital expenditures in excess of certain amounts in any fiscal year. Additionally, the Company is required to maintain various financial ratios, including an interest coverage ratio and a minimum fixed charge coverage ratio.

        Senior Subordinated Debt—The Company has $75,000 of senior subordinated debt issued to a consortium of lenders, which is subordinate to the term loans discussed above. The senior subordinated debt bears interest at the rate of 16% per annum. Interest payments are made quarterly in arrears and are made only on interest accrued at the rate of 13% per annum and the remaining accrued interest of 3% per annum is added to the outstanding principal of the senior subordinated debt. The entire principal amount, including the additional accumulated interest, is due and payable on June 27, 2008.

        The senior subordinated debt is subject to various covenants which limit the Company's ability to incur, or prohibit the Company from incurring, additional indebtedness, disposing of assets, merging with other entities, declaring discretionary distributions, or making capital expenditures in excess of certain amounts in any fiscal year. Additionally, the Company is required to maintain various financial ratios, including an interest coverage ratio and a minimum fixed charge coverage ratio.

        Class B Units—As discussed in Note 3, issued with the senior subordinated debt is a series of Class B Units. The Class B Units are accounted for as debt and any related income allocations are accounted for as interest expense. The balance of these Class B Units accumulates to the extent that income is allocated through the Class B Unit Yield, less distributions made to the Class B Unitholders. During the post-2001 Transaction period, $82 was distributed to Class B Unitholders, which is included in interest expense.

        Future minimum payments under long-term debt obligations at December 28, 2001 are as follows:

	Term Loan A	Term Loan B	Senior Sub Debt	Total
2002	$6,500	$625	$—	$7,125
2003	10,000	500	—	10,500
2004	11,000	500	—	11,500
2005	14,000	500	—	14,500
2006	8,000	500	—	8,500
2007 and thereafter	—	47,250	76,130	123,380

Total	$49,500	$49,875	$76,130	$175,505

        Other Financing Arrangements—During the post-2001 Transaction period, the Company entered into two variable-to-fixed interest rate swaps. These swaps and the related accounting are discussed in Note 17.

        In March 2000, the Predecessor Entity, and consequently the Company, entered into an agreement to purchase $5,886 of parts from the U.S. government. According to the terms of the agreement, the purchase is being financed interest-free over a period of 30 months with monthly payments equivalent to $150 (in actual dollars) per flight hour flown by the U.S. government under its contract. For financial reporting purposes, the purchase and debenture are discounted using an interest rate of 6.5%. At December 31, 2000 and December 28, 2001, the outstanding balance of this debt amounted to $4,597 and $3,297, respectively, which includes $75 and $173 of accrued interest, respectively. Estimated average monthly installments of $140 were used to determine the current portion of this debt at December 28, 2001.

        The Company has executed several long-term lease agreements for leasehold improvements, computers, and other equipment. The leases have been classified as capital leases; accordingly, assets of approximately $3,095 and $2,587 and accumulated amortization of $1,142 and $270 have been recorded at December 31, 2000 and December 28, 2001 , respectively.

        During 1999, the Company purchased inventory from a customer in the amount of $6,700, which is included in short-term debt at December 31, 1999. Such inventory was sold in 2000 and the debt was relieved.

        Future minimum lease payments for assets under capital leases at December 28, 2001 are as follows:

2002	$775
2003	462
2004	252
2005	185
2006	183
2007 and thereafter	536

Total minimum lease payments	2,393
Less—amount representing interest	(499)

Present value of net minimum lease payments	1,894
Less—current portion	(642)

Long-term capital lease obligations	$1,252

10. Income Taxes

        The provision for federal and state income taxes consist of the following:

	Predecessor
	1999	2000	Pre-2001 Transaction Period
Current income tax expense:
Federal	$5,636	$10,707	$9,164
State	1,028	1,953	1,669

	6,664	12,660	10,833

Deferred income tax provision (benefit):
Federal	638	(2,858)	(3,778)
State	116	(521)	(687)

	754	(3,379)	(4,465)

Provision for income taxes	$7,418	$9,281	$6,368

        The provision for income taxes differs from the U.S. statutory rate of 35% due to the following:

	Predecessor
	1999	2000	Pre-2001 Transaction Period
Provision for income taxes at statutory rate	$5,994	$7,667	$5,556
Nondeductible meals	171	175	85
Nondeductible goodwill amortization	509	509	89
State income taxes, net of federal tax benefit	744	930	638

	$7,418	$9,281	$6,368

10. Income Taxes (Continued)

        Current income tax expense amounts are included as a transfer to the Predecessor Owner through the Parent Investment Account. The effect of temporary differences which give rise to deferred income tax balances consisted of the following at December 31, 2000:

Current deferred tax assets:
Inventory	$7,566
Operating reserves	4,834
Vacation accrual	1,126
Accrued insurance	1,343
Other accruals	347

Current deferred tax asset	$15,216

Noncurrent deferred tax liability:
Depreciation and amortization	$(748)

Noncurrent deferred tax liability	$(748)

11. Employee Stock Option Plan

        As a wholly-owned subsidiary of the Predecessor Owner, the Predecessor Entity had no separate employee stock option plan; however, certain employees of the Predecessor Entity participate in the Predecessor Owner's Stock Option Plan (the "Stock Option Plan") which provided for the grant of both incentive and nonqualified options at an exercise price equal to 100% of the fair value of the option on the date of grant. The stock options vest in one-third increments and are fully vested after three years from the date of grant. Incentive stock options terminate 10 years from the date of grant and become exercisable to a maximum of $100 per year. Nonqualified stock options expire 10 years and one day from the date of grant. An employee that is 55 years old and has not retired from the Company has one year from the date of divestiture, June 27, 2001, to exercise their vested options. An employee that is 55 years old and retired from the Company has three years from the date of divestiture, June 27, 2001, to exercise their vested options.

        The following stock option information relates to options outstanding to the employees of the Predecessor Entity under the Stock Option Plan:

	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at January 1, 1999	98,188	$49.77
Granted	28,500	68.47
Exercised	(16,675)	42.55
Cancelled	—

Outstanding at December 31, 1999	110,013	55.70
Granted	36,525	19.79
Exercised	—
Cancelled	(125)	55.91

Outstanding at December 31, 2000	146,413	46.75
Granted	—
Exercised	—
Cancelled	—

Outstanding at June 27, 2001	146,413	$46.75

        The Predecessor Entity adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and, accordingly, no compensation expense has been recognized for the Stock Option Plan. Had compensation cost for the stock options awarded to the employees of the Predecessor Entity been determined based on the fair value at the grant date for awards under the Stock Option Plan, consistent with the methodology prescribed under SFAS No. 123, the Predecessor Entity's net income would have approximated the pro forma amounts indicated below:

	1999	2000
Net income—as reported	$9,710	$12,622
Net income—pro forma	9,530	12,363

        The weighted-average fair value of each option granted in 2000 and 1999 was estimated at $5.89 and $22.64, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	1999	2000
Expected life (years)	4.0	4.0
Assumed annual dividend growth rate	5.0%	1.0%
Expected volatility	35.0%	40.0%
Assumed annual forfeiture rate	5.0%	12.0%

        The risk free interest rate (month-end yields on 4-year treasury strips equivalent zero coupon) ranged from 4.6% to 6.2% in 1999 and 5.3% to 6.6% in 2000 .

        The Stock Option Plan utilizes the common stock of the Predecessor Owner's parent company.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:

	Options Outstanding
				Options Exercisable
		Weighted Average Contractual Remaining Life (Years)
Exercise Price Range	Options Outstanding at December 31, 2000		Weighted Average Exercise Price	Options Exercisable at December 31, 2000	Weighted Average Exercise Price
$19.38-$29.44	36,425	9.32	$19.79	11,232	$19.38
$32.88-$39.03	12,238	4.31	37.27	12,238	37.27
$51.69-$68.47	97,750	7.16	57.97	80,550	55.73

Total	146,413	7.46	46.75	104,020	49.64

        Options exercisable at the corresponding weighted average exercise price at December 31, 1999 were 67,351 at $50.21.

12. Employee Benefits

        During the post-2001 Transaction period, the Company created a defined contribution 401(k) plan available to all full time United States employees meeting certain length of service and age requirements. The plan provides for Company matching of individual contributions up to 4% of an individual's salary for covered employees. Contributions to the 401(k) plan by the Company for covered employees during the post-2001 Transaction period period totaled $2,556.

        In connection with the formation discussed in Note 1, the Company incurred a liability to fund its employees' participation in the Predecessor Owner's defined benefit plan. The discounted liability established at the date of the 2001 Transaction of $778 will be paid in installments to the Predecessor Owner through 2007. In addition, related to the defined contribution 401(k) plan discussed above, for employees at the Company at the date of divestiture (Note 1), the Company agrees to contribute an annual amount between 3% to 6% of an employee's gross salary to the plan regardless of an employee's discretionary participation in the plan. The contribution percentage is dependent upon length of service and age requirements. During the post-2001 Transaction period, the Company recorded expense of $908 for this defined contribution 401(k) plan for covered employees.

        During the pre-2001 Transaction period period, and under the terms of various savings and investment plans (defined contribution plans), covered employees were allowed to contribute up to a specific percentage of their pay, generally limited to $30 per year. Also, during the pre-2001 Transaction period period, the Predecessor Entity matched the employee's contribution, up to a certain percentage of the employee's pay. Total expense for defined contribution plans during the pre-2001 Transaction period period was $2,667.

        During 1999, 2000, and the pre-2001 Transaction period, the Predecessor Entity made annual contributions to the Predecessor Owner's stock fund of the various savings and investment plans of approximately one-half of one percent of salaries and wages, limited to $170 on behalf, of most U.S. salaried and hourly employees. The expense during 1999, 2000 and the pre-2001 Transaction period, was $254, $444, and $178, respectively.

        During 1999, 2000 and the pre-acquisition period, the Predecessor Entity expensed contributions totaling $1,302, $1,067 and $534, respectively, to pension plans administered by the Predecessor Owner.

13. Geographical Reporting

        The Company operates as one segment and geographical information is presented for informational purposes. The Company and the Predecessor Entity, as applicable, operate in the following geographic areas:

	United States	Outside United States	Consolidated
Sales to customers:
Post-2001 Transaction period	$234,864	$23,228	$258,092
Pre-2001 Transaction period	218,889	23,403	242,292
2000	439,537	50,126	489,663
1999	377,185	49,151	426,336

        The country of origin was used to attribute sales to either United States or outside United States.

        Sales to U.S. government entities were $407,509, $453,154, $233,886 and $251,153 during 1999, 2000, the pre-2001 Transaction period and the post-2001 Transaction period, respectively.

14. Financial Instruments

        The carrying value of certain financial instruments, including cash and cash equivalents, approximates estimated fair value due to their short maturities, variable rates of interest, and recent inceptions.

15. Commitments and Contingencies

        At December 28, 2001, the Company had commitments under non-cancellable operating leases requiring approximate annual rentals as follows:

2002	$2,903
2003	2,778
2004	1,033
2005	841
2006	690
2007 and thereafter	2,013

$10,258

        Rent expense in 1999, 2000, the pre-2001 Transaction period and the post-2001 Transaction period was $2,906, $4,562, $2,747 and $2,534, respectively.

        Government contractors are subject to many levels of audit and investigation. Among agencies that oversee contract performance are the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice and Congressional Committees. In the opinion of management, such investigations are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

        In January 2000, the Defense Contract Audit Agency ("DCAA") issued Audit Report No. 3201-99G19200045. The subject of the report is entitled "Report on Audit of Noncompliance with 48 CFR 9904.416 (CAS 416), Accounting of Insurance Costs." In March 2000, the Predecessor Owner received a letter from the Defense Criminal Investigative Service ("DCIS") requesting documents in connection with this matter. In general, the DCAA audit concluded that the Predecessor Owner's accounting treatment of Product Liability Insurance ("PLI") costs over approximately the last ten years resulted in the U.S. Government's overpayment of an estimated $24,000. As part of the formation transaction discussed in Note 1, the Company is obligated for this PLI reimbursement to a maximum of $2,000 and it is management's belief that the Company will be required to fund this maximum exposure. Therefore, a liability for this anticipated PLI payment in the amount of $2,000 was established in the pre-2001 Transaction period.

        The Predecessor Entity has historically not paid any payroll taxes related to Contract Field Team (CFT) helicopter mechanics employed by the Predecessor Entity and living in Germany while working under a U.S. Air Force CFT contract. During fiscal year 2001, the German Tax Authorities recognized this fact and requested payment of these taxes for fiscal year 2000 and the three years prior (the German Tax Dispute). As part of the formation transaction discussed in Note 1, the Predecessor Owner agreed to fully indemnify the Company for any liability arising as a result of the German Tax Dispute. During the post-2001 Transaction period, the Company paid the German Tax Authorities approximately $5,700 and subsequently received reimbursing cash and credits for the same amount from the Predecessor Owner. The Company has agreed that it will remit any proceeds received under the U.S. Air Force CFT contract related to this issue to the Predecessor Owner as received.

        In addition, various claims and legal proceedings, generally incidental to the normal course of business, are pending or threatened against the Company. While the ultimate liability from these proceedings is difficult to determine, in the opinion of management, any additional liability is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

16. Related Party Transactions

        Included in the accompanying consolidated statement of operations are net sales to the Predecessor Owner of $10,311, $16,390, $9,618, $8,918, $3,352 (unaudited) and $3,333 (unaudited) during 1999, 2000, the pre-2001 Transaction period, the post-2001 Transaction period and the quarters ended March 30, 2001 and March 29, 2002, respectively. The Company's cost of sales related to these sales was $7,775, $13,916, $6,442, $7,617, $2,571 (unaudited) and $2,876 (unaudited) during 1999, 2000, the pre-2001 Transaction period, the post-2001 Transaction period and the quarters ended March 30, 2001 and March 29, 2002, respectively. Parts purchased from the Predecessor Owner totaled $13,858, $21,964, $9,716, $16,131, $6,125 (unaudited) and $2,379 (unaudited) during 1999, 2000, the pre-2001 Transaction period, the post-2001 Transaction period and the quarters ended March 30, 2001 and March 29, 2002, respectively. Amounts included in work in process for services provided to the Predecessor Owner total $2,401, $1,800 and $1,531 (unaudited) at December 31, 2000, December 28, 2001 and at March 29, 2002, respectively. Amounts due the Predecessor Owner included in accounts payable and other accrued expenses total $15,875, $16,317 and $10,395 (unaudited) at December 31, 2000, December 28, 2001 and March 29, 2002, respectively. Amounts paid to the Predecessor Owner in the post-2001 Transaction period and the quarter ended March 29, 2002, for computer system services, accounts payable, and tax services were $416 and $158, respectively.

        The Company pays the Veritas Capital Management, L.L.C., an affiliate of the holder of the majority of equity interests in the Senior Common Member, an annual management fee. This fee was $75 and $155 during the the quarter ended March 29, 2002 and post-2001 Transaction period, respectively. In addition, in connection with the 2001 Transaction described in Note 1, transaction fees in the amount of $5,000 were paid to the Senior Common Member as part of the 2001 Transaction.

        The Company has notes receivable from certain members of management in the amount of $455 as of December 28, 2001. These receivables relate to the financing of the acquisition of senior members' capital by these members from the Senior Common Member during the post-acquisition period. Subsequent to December 28, 2001, management paid $164 of these notes leaving a balance of $291 at March 29, 2002. These receivables provide that semi-annually compounded interest starting on the effective date of the loans, November 15, 2001, will accrue on the unpaid principal at a rate equal to the prime rate loan plus 3.50%. Accrued interest is due only if the loans are not repaid concurrent with the payment of the retention bonuses, discussed as follows. These receivables are collateralized by the monies due to these borrowers related to the retention bonuses accrued in connection with the formation transaction discussed in Note 1. These retention bonuses are expected to be paid on July 16, 2002 and are expected to be in amounts sufficient to completely satisfy the remaining notes receivable balances. These receivables are included in other assets in the consolidated balance sheet.

17. Derivative Financial Instruments

        During 2001, the Company adopted SFAS No. 133 (subsequently amended by SFAS Nos. 137 and 138), Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended, establishes accounting and reporting standards for derivative financial instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either members' capital or net income depending on whether the derivative financial instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

        In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures, including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's service revenue and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations.

        The Company does not use derivatives for trading or speculative purposes. The Term Loan facility requires the Company to maintain variable-to-fixed interest rate swaps with notional amounts equal to at least 50% of the current outstanding balance of the term loans. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained material loss from those instruments.

        The following table summarizes the notional values, fair values and other characteristics of the Company's derivative financial instruments at December 28, 2001. The notional value at December 28, 2001 provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate, or market risk.

Product Type	Notional Value	Interest Rate	Maturity	Fair Value
Interest Rate SWAP, Cash Flow	$29,813	4.68%	9/30/04	$(525)
Interest Rate SWAP, Cash Flow	29,938	4.18	9/28/04	(516)

Total				$(1,041)

        On December, 28, 2001, the derivative financial instruments were reported at their fair value as a liability in the amount of $1,041. The offsetting adjustment is presented as a Loss on Derivative Financial Instruments. On March 29, 2002, the fair value of the interest rate swaps is $575 (unaudited) which results in a gain on derivative financial instruments of $466 (unaudited) for the quarter ended March 29, 2002. The Company has elected not to adhere to the documentation and ineffectiveness measurement provisions of SFAS No. 133, which are a prerequisite to recognizing the change in fair value of derivative instruments in other comprehensive income, a component of members' capital. Accordingly, changes in the fair value of the Company's derivative financial instruments are reflected in net income.

        The Company's hedges are designated as cash flow hedges. Cash flow hedges hedge the future cash flows of current or forecasted debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges.

Report of Independent Accountants

To the Board of Directors of Vertex Aerospace, Inc.

        In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Vertex Aerospace, Inc. (the "Company") at May 28, 2002 in conformity with accounting principles generally accepted in the United States of America. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

May 28, 2002
Birmingham, Alabama

Vertex Aerospace, Inc.

Balance Sheet

May 28, 2002
($ in thousands except share values)

ASSETS
Cash	$1

$1

STOCKHOLDER'S EQUITY
Common stock, $0.01 par value, 200,000,000 shares authorized, 1 share issued and outstanding	$—
Additional paid in capital	1
Preferred stock, 20,000,000 shares authorized, no shares issued and outstanding	—
$1

The accompanying note is an integral part of these financial statements

Vertex Aerospace, Inc.

Note to Balance Sheet

May 28, 2002

1. Formation and Basis of Presentation

        On May 24, 2002, Vertex Aerospace, Inc. (the Company) was incorporated as a Delaware corporation. On May 28, 2002, the Company received a contribution from the members of RAAH I, LLC in exchange for ownership of the Company. In connection with a reorganization to occur subsequent to May 28, 2002, RAAH I, LLC will merge with and into the Company, which will be the surviving entity. Following this reorganization, Raytheon Aerospace LLC, the operating company of RAAH I, LLC, will remain the operating entity and will change its name to Vertex Aerospace LLC.

        These financial statements reflect the RAAH I, LLC members' capital contribution prior to the RAAH I, LLC merger into the Company.

INDEX TO UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL
INFORMATION

Introduction to Unaudited Pro Forma Consolidated Financial Information	P-2
Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 29, 2002	P-3
Unaudited Pro Forma Consolidated Balance Sheet as of March 29, 2002	P-4
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 28, 2001	P-6

UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated financial statements are based on the historical consolidated financial statements of RAAH I, LLC, our immediate predecessor, and Raytheon Aerospace Company, the predecessor of RAAH I, LLC, included elsewhere in this prospectus, adjusted to give effect to the transactions described below.

        The unaudited pro forma consolidated statements of operations for the year ended December 28, 2001, which represent the results of operations of Raytheon Aerospace Company for the period from January 1, 2001 through June 27, 2001 and of RAAH I, LLC for the period from June 28, 2001 through December 28, 2001, give effect to the following transactions as if each such transaction had occurred on January 1, 2001:

  •
  the 2001 Transaction;

  •
  the Reorganization;

  •
  the consummation of this offering and the application of the estimated net proceeds of this offering as described under "Use of Proceeds"; and

  •
  the refinancing of our existing senior secured credit facility.

        The unaudited pro forma consolidated balance sheet and unaudited consolidated statement of operations as of and for the quarter ended March 29, 2002 give effect to the following transactions as if each such transaction had occurred on March 29, 2002:

  •
  the Reorganization;

  •
  the consummation of this offering and the application of the estimated net proceeds of this offering as described under "Use of Proceeds"; and

  •
  the refinancing of our existing senior secured credit facility.

        The unaudited pro forma consolidated financial statements reflect the adjustments described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable. In our opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma consolidated financial information is provided for information purposes only and does not purport to represent what our financial position or results of operations would actually have been had the transactions described above occurred on the dates indicated or to project our results of operations for any future period or our financial position at any future date.

        The accompanying unaudited pro forma consolidated financial information should be read in conjunction with the historical consolidated financial statements of RAAH I, LLC and Raytheon Aerospace Company included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations
For the Quarter Ended March 29, 2002

	Historical	Reorganization Adjustments		Refinancing and Offering Adjustments		Pro Forma
	($ in thousands, except share and per share data)
Net sales	$130,370					$
Cost of sales	114,357
Amortization expense	1,424
Selling, general and administrative expenses	5,968
Gain (loss) on disposal of property, plant and equipment	—

Operating income	8,621
Interest expense	(5,374)			$	(b)
Gain on derivative financial instruments	466
Interest income	—
Other income (expense), net	(67)

Income before provision for income taxes	3,646
Provision for (benefit from) income taxes	—		$1,407 (a)		(a)

Net income (loss)	3,646		(1,407)
Distributions to redeemable preferred unitholders and accretion to redemption value	(1,371)				(c)

Net income (loss) available to common unitholders	$2,275		$(1,407)	$		$

Basic income (loss) per common share		$		$		$

Weighted average shares outstanding
Diluted income (loss) per common share		$		$		$

Weighted average shares outstanding

(a)
Reflects the income tax effect of the adjustments at an assumed combined effective income tax rate of 38.6%.

(b)
Reflects interest expense adjustments as follows:

Interest on new senior secured credit facility
Elimination of historical interest expense on existing senior secured credit facility
Elimination of historical interest expense on senior subordinated notes

Cash interest expense adjustment

Elimination of historical amortization expense of deferred financing fees for existing senior secured credit facility
Elimination of historical amortization expense of deferred financing fees for senior subordinated notes
Amortization of estimated financing and amendment fees relating to new senior secured credit facility

Non-cash interest expense adjustments

Total adjustment	$

  The penalties payable in connection with the prepayment of our senior subordinated notes will result in a loss of approximately $             million ($             million net of taxes), but such loss is not reflected in the pro forma consolidated statement of operations in accordance with US GAAP. However, under FASB Statement No. 145, the payment of the prepayment penalties will require an $             million charge to interest expense in our consolidated statements of operations in the period in which the penalties are incurred.

(c)
Reflects the elimination of distributions and accretion to the member's redeemable preferred capital in RAAH I, LLC that will be redeemed with a portion of the net proceeds of this offering.

Unaudited Pro Forma Consolidated Balance Sheet
March 29, 2002

	Historical	Reorganization Adjustments			Refinancing and Offering Adjustments		Pro Forma
	($ in thousands except share and per share data)
Current assets:
Cash and cash equivalents	$154		$1	(a)			$
Accounts receivable:
Billed, net of allowance of $1,166	52,451
Unbilled	26,107
Work in process	9,041
Inventories, net	37,615
Prepaid expenses and other current assets	768

Total current assets	126,136		1
Core inventory, net	25,769
Property, plant and equipment, net	7,904
Other assets
Intangible assets, net	148,388		(933	)(b)

Total assets	$308,197	$					$

Current liabilities:
Drafts outstanding	$6,982
Accounts payable	14,329
Payroll and benefit-related liabilties	18,644
Other accrued expenses	10,891
Current portion-accrued contract loss	3,194
Current portion of long-term debt	19,721

Total current liabilities	73,761
Derivative financial instruments	575
Accrued contract loss, net of current portion above	8,981
Long-term debt, net of current portion above	169,438				$	(e)

Total liabilities	252,755

Commitments and contingencies
Member's redeemable preferred capital	53,467				$	(f)
Members' common capital	1,975		$(1,975	)(c)
Stockholders' equity (deficit):
Common stock, $0.01 par value per share, 200,000,000 shares authorized; ( shares issued and outstanding)			—	(a)(d)		(g)
Additional paid-in capital			1	(a)(d)		(g)
Retained earnings			(933	)(b)
			1,975	(c)		(h)

Total stockholders' equity	55,442

Total stockholders' equity and liabilities	$308,197	$			$		$

(a)
Reflects our initial cash capitalization prior to this offering.

(b)
Reflects unamortized tradename/trademark intangible asset balance recorded for the value of the "Raytheon Aerospace" name, which will be eliminated as a result of our name change in connection with the Reorganization.

(c)
Reflects the reclassification of accumulated income (less distributions) in members' capital to retained earnings in connection with our change from a limited liability company to a C-corporation.

(d)
Reflects conversion of members' capital in RAAH I, LLC to shares of our common stock.

(e)
Reflects prepayment of our senior subordinated notes with a portion of the net proceeds of this offering.

(f)
Reflects redemption of member's redeemable preferred capital in RAAH I, LLC with a portion of the net proceeds of this offering.

(g)
Reflects the issuance of shares of our common stock in this offering.

(h)
Reflects prepayment penalties payable in connection with the prepayment of our senior subordinated notes with a portion of the net proceeds of this offering, resulting in a loss of approximately $           million ($         million net of taxes).

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 28, 2001

	Historical
			2001 Transaction and Reorganization Adjustments			Refinancing, and Offering Adjustments
	Predecessor January 1, 2001 to June 27, 2001	June 28, 2001 to December 28, 2001						Pro Forma
	($ in thousands, except share and per share data)
Net sales	$242,292	$258,092
Cost of sales	210,925	233,606		$5,791	(a)
Selling, general and administrative expenses	12,542	11,143		150	(b)
Amortization expense	1,121			(3,549	)(c)
				416	(d)
Gain (loss) on disposal of property, plant, and equipment	(154)	1

Operating income (loss)	17,550	13,344		(2,808)
Interest expense	(2,521)	(11,113)		3,601	(e)		(j)
				2,300	(f)
Loss on derivative financial instruments	—	(1,041)			(g)
Interest income	870	336		(829)	(f)
Other income (expense), net	(23)	63

Income (loss) before income taxes	15,876	1,589		2,264
Provision for (benefit from) income taxes	6,368			613	(h)		(i)
				874	(i)

Net income (loss)	9,508	1,589		777
Distributions to redeemable preferred unitholders and accretion to redemption value		(2,742)					(k)

Net income (loss) available to common unitholders	$9,508	$(1,153)		$777		$		$

Basic income (loss) per common share			$			$		$

Weighted average shares outstanding
Diluted income (loss) per common share			$			$		$

Weighted average shares outstanding

(a)
Reflects the impact on goodwill and other intangibles that were created and removed as a result of the 2001 Transaction. Raytheon Aerospace Company goodwill that was eliminated in connection with the 2001 Transaction totalled $58.6 million and pro forma amortization expense is decreased by approximately $0.7 million as a result of this goodwill decrease. New goodwill and other identifiable intangible assets created in connection with the 2001 Transaction totalled $147.3 million and pro forma amortization expense is increased by approximately $6.5 million as a result of these new intangible assets. FASB issued Statement No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which, among other items, prohibits the amortization of goodwill and other indefinite-lived intangible assets. SFAS 142, instead, requires that goodwill and indefinite-lived intangible assets be periodically tested for impairment. The future cessation of goodwill amortization as a result of this new accounting pronouncement is annualized pro forma amortization expense of approximately $7.5 million. This impact is not reflected in this pro forma adjustment.
(b)
Reflects the $75,000 per quarter increase in management fees payable to Veritas Capital Management L.L.C. as a result of the 2001 Transaction.
(c)
Reflects the elimination of management and overhead charges previously allocated to us by Raytheon Company as a result of the 2001 Transaction.
(d)
Reflects the assumption of service contracts with Raytheon Company to provide certain computer, accounts payable and tax services as a result of the 2001 Transaction.
(e)
Reflects interest expense adjustment with respect to borrowings incurred in connection with the 2001 Transaction as follows:

	Principal Increase	Average Borrowing Rate for the Year Ended December 28, 2001
Term loan A	$50,000	6.05%
Term loan B	50,000	6.55%

	$100,000

  This adjustment also includes additional amortization of deferred financing fees in the amount of $451 associated with the term loan facilities. A change in the borrowing rate plus or minus 1/8% would result in change to pro forma interest expense in the amount of $125.

(f)
Elimination of interest expense and interest income previously charged and earned, respectively, on the outstanding balance in the Parent Investment Account.
(g)
As required under the terms of our existing senior secured credit facility, in August 2001 we entered into two variable-to-fixed interest rate cash flow swaps to hedge interest rate exposure on approximately 50% of our variable rate debt. Due to the uncertain nature of the swaps' values during the pro forma period, there is no pro forma adjustment.
(h)
Reflects the income tax provision for the period June 28, 2001 to December 28, 2001 actual results of operations as if we were a C-corporation.
(i)
Reflects the income tax effect of the relevant adjustments at an assumed combined effective income tax rate of 38.6%.
(j)
Reflects interest expense adjustments as follows:

Interest on new senior secured credit facility
Elimination of historical interest expense on existing senior secured credit facility	$
Elimination of historical interest expense on senior subordinated notes

Cash interest expense adjustment

Elimination of historical amortization expense of deferred financing fees for existing senior secured credit facility
Elimination of historical amortization expense of deferred financing fees for senior subordinated notes
Amortization of estimated financing and amendment fees relating to new senior secured credit facility

Non-cash interest expense adjustments

Total adjustment	$

  The penalties payable in connection with the prepayment of our senior subordinated notes will result in a loss of approximately $       million ($       million net of taxes), but such loss is not reflected in the pro forma consolidated statement of operations in accordance with US GAAP. However, under FASB Statement No. 145, the payment of the prepayment penalties will require an $       million charge to interest expense in our consolidated statement of operations in the period in which the penalties are incurred.

(k)
Reflects the elimination of distributions and accretion to the member's redeemable preferred capital in RAAH I, LLC that will be redeemed with a portion of the net proceeds of this offering.

[LOGO]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The following expenses will be borne solely by the Registrant.

Securities and Exchange Commission Registration Fees	$13,800
National Association of Securities Dealers, Inc. Filing Fee	15,500
NYSE Listing Fee	150,000
Printing and Engraving Expenses	250,000
Legal Fees and Expenses	500,000
Accounting Fees and Expenses	500,000
Transfer Agent and Registrar Fees	10,000
Miscellaneous	560,700

Total	$2,000,000

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The Registrant's certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. The Registrant's bylaws provide for the indemnification to the fullest extent as required or permitted by Delaware law of officers and directors acting on behalf of the Registrant with respect to any criminal action or proceeding.

        We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

        Since its incorporation by RA Aerospace Holding LLC in 2002, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below:

          1.    The Registrant issued one share of common stock par value $0.01 per share for $1,000 to RA Aerospace Holding LLC on May 24, 2002.

          2.    Immediately prior to the closing of the offering contemplated by this registration statement, RAAH I, LLC, the immediate predecessor of the Registrant, will merge with and into the Registrant. In connection with the merger all the equity interests in RAAH I, LLC will be converted into    shares of the Registrant's common stock, par value $0.01 per share, in the aggregate, based upon an assumed initial public offering price of $    per share (the midpoint of

  the price range set forth on the cover page of the prospectus which forms a part of this Registration Statement). In addition and also in connection with the merger, Raytheon Aircraft Holdings, Inc. will receive, with respect to its preferred interest in RAAH I, LLC, the right to receive approximately $55 million in cash.

        Since its organization, the immediate predecessor of the Registrant, RAAH I, LLC, has issued the following securities that were not registered under the Securities Act as summarized below. All of such securities were issued in connection with the organization of RAAH I, LLC in June 2001.

          (1)  To Raytheon Aircraft Holdings, Inc. in consideration of its contribution of its interest in Raytheon Aerospace LLC: (a) preferred units representing a $51.0 million capital interest; and (b) junior common units representing a $15.1 million junior common interest.

          (2)  To RA Aerospace Holding LLC for $42.0 million in cash, $42.0 million of senior common units.

          (3)  To holders of the senior subordinated notes of RAAH I, LLC, in consideration for the provision of such notes, 75 Class B units in the aggregate.

          (4)  To members of the management of the Registrant and its affiliates, equity units in RAAH I, LLC, representing a 6.92% economic interest in RAAH I, LLC, in the aggregate. These interests are to be contributed to RA Aerospace Holding LLC in return for interests therein prior to the closing of the offering contemplated by this Registration Statement.

        None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Rule 506 of Regulation D promulgated thereunder or Rule 701 promulgated under from 3(b) of the Securities Act pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients either received adequate information or had access, through their employment or other relationships with the Registrant, to such information about the Registrant. For additional information regarding these equity investment transactions, see the section entitled "Transactions with Related Parties" in the Prospectus.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of the Registrant
3.2	Bylaws of the Registrant
5.1*	Form of Opinion of Winston & Strawn
10.1	Credit Agreement, dated as of June 27, 2001, among the Raytheon Aerospace LLC, Canadian Imperial Bank of Commerce, as administrative agent, Heller Financial, Inc. and Credit Lyonnais, as co-syndication agents, General Electric Capital Corporation and Bank of Tokyo-Mitsubishi Trust Company, as document agents, CIBC World Markets Corp., as lead arranger, and other lenders thereunder from time to time
10.2	Build to Suit Lease, dated as of December 24, 1987, between Cabot Industrial Properties, L.P. (successor in interest to C-M Madison Investment Company) and Raytheon Aerospace Company (formerly Beech Aerospace Services, Inc.), as amended
10.3	Limited Liability Agreement of Raytheon Aerospace LLC, dated as of June 26, 2001

10.4	Amended and Restated Limited Liability Company Agreement of RAAH I, LLC, dated as of June 27, 2001
10.5	Amendment Number One to the Amended and Restated Limited Liability Company Agreement of RAAH I, LLC, dated as of July 19, 2001
10.6	Amended and Restated Limited Liability Company Agreement of RA Aerospace Holding LLC, dated as of June 27, 2001
10.7	Amendment Number 1 to Amended and Restated Limited Liability Company Agreement of RA Aerospace Holding LLC, dated as of October 9, 2001
10.8	Parts Sales Agreement, dated as of June 27, 2001, between Raytheon Aircraft Parts Inventory & Distribution Company and Raytheon Aerospace Company
10.9	Technical Information License Agreement, dated as of June 27, 2001, between Raytheon Aircraft Company and Raytheon Aerospace Company
10.10	Transition Services Agreement, dated as of June 27, 2001, between Raytheon Aircraft Holdings, Inc., Raytheon Aerospace LLC and RA Aerospace Holding LLC
21.1	List of Subsidiaries
23.1	Consent of Winston & Strawn (See Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on the signature pages hereto)

*
To be filed by amendment.

Item 17. Undertakings.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 (the "Securities Act"), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madison, Mississippi, on May 28, 2002.

VERTEX AEROSPACE, INC.
By:	/s/ DANIEL A. GRAFTON Name: Daniel A. Grafton Title: President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Daniel A. Grafton and James Van Dusen, as such person's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and the other documents in connection therewith, and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and things requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their capacities on the dates listed below.

Signature	Title	Date

/s/ ROBERT B. MCKEON Robert B. McKeon	Chairman of the Board and Director	May 28, 2002
/s/ DANIEL A. GRAFTON Daniel A. Grafton	President, Chief Executive Officer (principal executive officer) and Director	May 28, 2002
/s/ JAMES D. VAN DUSEN James D. Van Dusen	Chief Financial Officer, Vice President Finance and Treasurer (principal financial officer and principal accounting officer)	May 28, 2002
/s/ THOMAS J. CAMPBELL Thomas J. Campbell	Assistant Secretary and Director	May 28, 2002

/s/ GENERAL RICHARD E. HAWLEY General Richard E. Hawley (USAF Ret.)	Director	May 28, 2002
/s/ GENERAL BARRY R. MCCAFFREY General Barry R. McCaffrey (USA Ret.)	Director	May 26, 2002
/s/ ADMIRAL JOSEPH W. PRUEHER Admiral Joseph W. Prueher (USN Ret.)	Director	May 28, 2002
/s/ ADMIRAL LEIGHTON W. SMITH, JR. Admiral Leighton W. Smith, Jr. (USN Ret.)	Director	May 28, 2002
/s/ WILLIAM G. TOBIN William G. Tobin	Director	May 28, 2002
/s/ GENERAL ANTHONY C. ZINNI General Anthony C. Zinni (USMC Ret.)	Director	May 24, 2002

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1	Certificate of Incorporation of the Registrant
3.2	Bylaws of the Registrant
5.1*	Form of Opinion of Winston & Strawn
10.1	Credit Agreement, dated as of June 27, 2001, among the Raytheon Aerospace LLC, Canadian Imperial Bank of Commerce, as administrative agent, Heller Financial, Inc. and Credit Lyonnais, as co-syndication agents, General Electric Capital Corporation and Bank of Tokyo-Mitsubishi Trust Company, as document agents, CIBC World Markets Corp., as lead arranger, and other lenders thereunder from time to time
10.2	Build to Suit Lease, dated as of December 24, 1987, between Cabot Industrial Properties, L.P. (successor in interest to C-M Madison Investment Company) and Raytheon Aerospace Company (formerly Beech Aerospace Services, Inc.), as amended and assigned
10.3	Limited Liability Agreement of Raytheon Aerospace LLC, dated as of June 26, 2001
10.4	Amended and Restated Limited Liability Company Agreement of RAAH I, LLC, dated as of June 27, 2001
10.5	Amendment Number One to the Amended and Restated Limited Liability Company Agreement of RAAH I, LLC, dated as of July 19, 2001
10.6	Amended and Restated Limited Liability Company Agreement of RA Aerospace Holding LLC, dated as of June 27, 2001
10.7	Amendment Number 1 to Amended and Restated Limited Liability Company Agreement of RA Aerospace Holding LLC, dated as of October 9, 2001
10.8	Parts Sales Agreement, dated as of June 27, 2001, between Raytheon Aircraft Parts Inventory & Distribution Company and Raytheon Aerospace Company
10.9	Technical Information License Agreement, dated as of June 27, 2001, between Raytheon Aircraft Company and Raytheon Aerospace Company
10.10	Transition Services Agreement, dated as of June 27, 2001, between Raytheon Aircraft Holdings, Inc., Raytheon Aerospace LLC and RA Aerospace Holding LLC
21.1	List of Subsidiaries
23.1	Consent of Winston & Strawn (See Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on the signature pages hereto)

*
To be filed by amendment.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Vertex Aerospace, Inc.
The Offering
Summary Consolidated Financial Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Backlog Summary
BUSINESS
U.S. Department of Defense Budget Appropriations ($ in billions)
U.S. Department of Defense Operations and Maintenance Appropriations ($ in billions)
U.S. Department of Defense Fleet-wide Aircraft Age Trend
Backlog Summary
MANAGEMENT
Summary Compensation Table
TRANSACTIONS WITH RELATED PARTIES
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants
Report of Independent Accountants
RAAH I, LLC (and predecessors) Consolidated Statements of Operations
RAAH I, LLC (and predecessors) Consolidated Statements of Members' Capital and Parent Investment Account
RAAH I, LLC (and predecessors) Consolidated Statements of Cash Flows
RAAH I, LLC (and predecessors) Consolidated Statements of Cash Flows (continued)
RAAH I, LLC (and predecessors) Notes to Consolidated Financial Statements As of December 31, 2000 and December 28, 2001, the Years Ended December 31, 1999 and 2000, the Period from January 1, 2001 through June 27, 2001 and the Period from June 28, 2001 through December 28, 2001 ($ in thousands except per share data)
Report of Independent Accountants
Vertex Aerospace, Inc. Balance Sheet May 28, 2002 ($ in thousands except share values)
Vertex Aerospace, Inc. Note to Balance Sheet May 28, 2002
INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Consolidated Statement of Operations For the Quarter Ended March 29, 2002
Unaudited Pro Forma Consolidated Balance Sheet March 29, 2002
Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 28, 2001
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX